As filed with the Securities and Exchange Commission on July 15, 2003

Registration No. 333-106821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Encore Medical Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	3842	65-0572565
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9800 Metric Blvd.

Austin, Texas 78758

(512) 832-9500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Harry L. Zimmerman

Executive Vice President—General Counsel, Secretary

Encore Medical Corporation

9800 Metric Blvd.

Austin, Texas 78758

(512) 832-9500

(Name, Address, Including Zip Code and Telephone  Number, Including Area Code, of Agent for Service)

COPIES TO

Darrell R. Windham WINSTEAD SECHREST & MINICK P.C. 100 Congress Avenue, Suite 800 Austin, Texas 78701 (512) 474-4330	Stuart Bressman BROWN RAYSMAN MILLSTEIN FELDER & STEINER LLP 900 Third Avenue New York, New York 10022 (212) 895-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.001 par value	9,775,000 Shares	(1)	$3.69	$36,069,750	$2,918	(3)

(1)	Includes 1,275,000 shares of common stock that may be purchased by the underwriters solely to cover over-allotments.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c), the offering price and registration fee are computed on the basis of the average of the high and low prices of the Encore Medical Corporation Common Stock, as reported on the Nasdaq National Market on July 1, 2003.
(3)	This fee was paid in connection with the filing of the initial registration statement on July 3, 2003.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated July 15, 2003

8,500,000 Shares

Common Stock

We are selling 8,500,000 shares of our common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “ENMC.” On July 11, 2003, the last reported sale price of our common stock was $3.89 per share.

Our business and an investment in our common stock involves significant risks. These risks are described under the caption “ Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to 1,275,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments.

The underwriters expect to deliver the shares in New York, New York on             , 2003.

SG Cowen	First Albany Corporation

                    , 2003

[INSIDE FRONT COVER]

Heading at the top left of the page reads: “SURGICAL PRODUCTS.” Beneath the heading are seven pictures. In the top left hand corner is a picture of our Reverse Shoulder Prosthesis. In the top right hand corner is a picture of our Revelation hip stem implant. In the bottom left hand corner is a picture of our 3DKnee System. In the center of the page is a picture of our True/Lok external fixator product. In the center right of the page is a picture of our Linear hip stem implant. In the bottom center is a picture of our EPIK UniSystem. In the bottom right hand corner is a picture of our Cyclone anterior cervical plate. Immediately beneath the picture of the Cyclone product reads the text: “currently under IDE study.” Beneath that is the text: “currently unavailable for sale in the U.S.” At the bottom center reads “ENCORE MEDICAL PRODUCTS.” At the bottom left hand corner is our logo.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Information on our website or in our promotional material is not a part of this prospectus.

References in this prospectus to “we,” “us,” “our company” or “Encore” mean Encore Medical Corporation and its subsidiaries. This prospectus contains references to a number of trademarks, which are either (i) our registered trademarks or trademarks for which we have pending applications or common law rights, or (ii) registered trademarks or pending trademarks for which we have licenses. These include, but are not limited to:

3D Matrix™, 911 First Response®, Adapta®, Auto-Flex®, Auto-Trac™, B.A.T.H.™, Chattanooga™, Chieftain™, Clear Cut™, ColPaC®, Cover-Sling™, CPS™, Cyclone™, Cyclone (and design)™, DTS™, Dura-Stick™, EMG Retrainer®, Encore®, Encore Orthopedics (and design)®, EPIK™, ErgoBasic™, ErgoStyle™, ErgoWave®, ES 2000™, Ever Green Because It’s Our World Too®, Excelerator™, FlexiPAC®, Fluido™, Foundation®, Hydrocollator®, ColPaC®, CPS™, I-KON™, Industry’s Choice™, Intelect®, Isobar™, Kallassy Ankle Support®, Keystone®, Linear®, Maximum Poly™, Myossage®, Navigator™, Nylatex®, OptiFlex®, Para-Care®, PASS™, PowerPlay™, PresSsion®, Pre-Vent™, Quick-fit™, Rebound®, Revelation®, Reverse™, RSP™, Secure-All®, Spinalator™, Sports Supports®, Stamina™, Steam Pack®, TheraTherm™, 3DKnee™, Triax™, Triton®, True/Fix®, True/Flex®, Tru/Lok™, Tru-Trac®, Turtle Neck®, TX®, Vectra®, Vitality®, VitalStim™, Warm’n Form®, Wellness by Design™, and WRIGHTLOCK®.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus, including “Risk Factors” and our consolidated financial statements and accompanying notes, before making an investment decision. All information in this prospectus, unless otherwise indicated, assumes the conversion of all of our Series A Preferred Stock into a total of 13,160,300 shares of common stock concurrently with the completion of this offering.

Our Company

We design, manufacture and distribute a comprehensive range of high quality orthopedic devices, sports medicine equipment and other related products for the orthopedic industry. We sell our products to orthopedic surgeons, physical and occupational therapists and other orthopedic specialists who use our products to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports related injuries. Our soft goods and rehabilitation products are used before surgery to offset the progression of an orthopedic condition. Our surgical implants are used in reconstructive surgical procedures for the knee, hip, shoulder and spine. After surgery, our rehabilitation and soft goods products are used to rehabilitate the patient. As a result, we believe our products address a wide spectrum of the orthopedic continuum of care.

We currently market and distribute our products through three operating divisions, our Surgical Division, our Chattanooga Group Division and our Soft Goods Division. Our Surgical Division provides implant products across all three major segments of the orthopedic surgical market, including reconstructive joint products, such as hip, knee and shoulder implants, trauma products and spinal implants. Our Chattanooga Group Division is a leader in domestic sales of many of the products used for orthopedic rehabilitation. Our Soft Goods Division provides orthopedic soft goods that are used to assist the patient in recovery from an injury or a surgical procedure and to protect against further injury. Total revenue from all three divisions was $95.5 million in 2002 and $26.4 million during the three months ended March 29, 2003. Income from operations was $7.1 million in 2002 and $1.9 million during the three months ended March 29, 2003.

Throughout our history, we have strongly emphasized research and development to expand the product line of our Surgical Division. Since our inception, we have developed numerous products and have obtained regulatory approval for over 100 products and product improvements. We continue to develop internally new products to enhance our growth. For example, we have commenced the sale of several new products in 2003, including the 3DKnee System, our data driven design total knee replacement, and intend to begin selling additional new products by the end of 2003. In addition to a continued focus on product innovation within our Surgical Division, our Chattanooga Group Division continues its historical pattern of investing in product development. For example, we recently began selling VitalStim, a product used for the treatment of dysphagia, a swallowing disorder, and intend to introduce a number of additional new rehabilitation products in 2003.

We have used strategic business acquisitions to broaden our product offering and to increase our customer base. Since July 1, 2001, we have completed two significant acquisitions that have allowed us to expand our business into two new product segments of the orthopedic market, orthopedic soft goods and rehabilitation equipment, both of which complement our Surgical Division. In July 2001, we purchased the orthopedic soft goods, patient safety devices and pressure care product lines of Kimberly-Clark Corporation, which currently form the basis of our Soft Goods Division. In February 2002, we purchased Chattanooga Group, Inc., a provider of orthopedic rehabilitation products, which became our Chattanooga Group Division.

Our Market Opportunity

Worldwide sales of orthopedic products were estimated to be approximately $14.7 billion in 2001 with sales in the United States accounting for approximately $8.9 billion. Several factors are driving growth in the orthopedic industry, including, but not limited to:

•	Favorable demographics. An aging population is driving growth in the orthopedics market. For example, a majority of reconstructive implants are performed on patients who are aged 65 and over. In addition, as people are living longer and more active lives, they are engaging in sports and activities, such as running, softball, skiing, rollerblading, golf and tennis, which we believe result in more frequent injuries than ever before.

•	Improving technologies. Advances in technologies and procedures have expanded the scope and applications of products addressing the orthopedic market. For example, joint reconstruction historically has been reserved for older patients who tend to be less active and who typically place less stress on their implants. However, with new technologies that prolong the expected life of implants and conserve patients’ existing bone, surgeons are increasingly able to accommodate younger and more active patients.

•	Increased pricing and replacement procedure volume. We believe new technologies, such as ceramic-on-ceramic acetabular hip implants, typically command a premium price to traditional implants. In addition, with the average lifespan of many reconstructive joint implants being 15 to 20 years, a revision replacement device must often be implanted once an older device loses its effectiveness. These revision replacement procedures represent a growing proportion of total reconstructive procedures and typically command higher prices.

Our Competitive Strengths

We believe we have a number of competitive strengths that will enable us to further enhance our position in the orthopedic market.

•	Broad range of products. We offer a comprehensive range of orthopedic devices, sports medicine equipment and other related products to orthopedic specialists operating in a variety of treatment settings. The breadth of our product line enables us to provide orthopedic surgeons, therapists and other orthopedic specialists a wide range of products to address customer requirements and preferences. For example, we have conducted clinical studies and submitted the required data to the FDA for our ceramic-on-ceramic acetabular hip implant. Ceramic-on-ceramic is a new technology focused on addressing implant wear, an area of concern in the orthopedic industry. If we receive FDA approval on the ceramic-on-ceramic acetabular hip implants, we will offer metal-on-metal, metal combined with polyethylene and ceramic-on-ceramic acetabular hip implants, which we believe will provide surgeons with a full range of product choices. Currently, only two other companies sell ceramic-on-ceramic acetabular hip implants.

•	Research and development capabilities. We have an experienced research and development team with proven expertise in the design and development of new products as well as the enhancement of existing products with the latest technology and updated designs. We seek to develop new technologies to improve durability, performance and usability of existing products. For example, we have recently begun a clinical study on our Reverse Shoulder Prosthesis, which is designed to overcome a barrier to shoulder replacement surgery for patients with severe rotator cuff conditions. In addition to our own research and development, we acquire new product and technology ideas from orthopedic surgeons and other orthopedic specialists.

•

Strong Chattanooga brand recognition.    Our Chattanooga Group Division is widely recognized as a leader in the rehabilitation product segment of the orthopedic market with a worldwide network of over 6,000 dealers. We believe our Chattanooga Group Division has a broad rehabilitation product line and is one of the only manufacturers that can supply physical therapists and athletic trainers with a comprehensive line of products for their clinics and training facilities.

•	Successful integration of acquisitions. Our management team has identified and completed complementary acquisitions that provide us with access to a wide range of distribution partners and afford us the opportunity to sell our existing products to an expanded customer base. Since July 1, 2001, we have completed two acquisitions, including the acquisition of Chattanooga Group, Inc., which more than doubled our revenue. In addition, several members of our senior management team have significant previous experience in identifying, completing and integrating acquired companies and business lines.

Our Strategy

Our objective is to strengthen our position as a provider of a comprehensive range of orthopedic devices, sports medicine equipment and related products to orthopedic surgeons, physical and occupational therapists and other orthopedic specialists operating in a variety of treatment settings. To achieve this objective, we intend to:

•	Expand U.S. market coverage of our Surgical Division. We intend to expand our coverage and further penetrate the U.S. surgical device market. We are actively recruiting sales representatives to continue to expand the geographic areas in which we sell. As of May 24, 2003, we had 111 sales representatives who cover territories that represent all or part of 35 states. This is an increase of approximately 21% in the number of our sales representatives since December 31, 2002.

•	Develop and launch new products. We plan to continue to develop and launch new products through internal development and potential acquisitions. In our Surgical Division, we intend to expand our reconstructive joint and spinal product lines to more fully meet the needs of orthopedic surgeons and to cover additional types of surgical procedures. Our Chattanooga Group Division intends to maintain its leadership position through continued innovation and development of our electrotherapy, patient care and other product offerings. We believe that our close interaction with our customers enables us to learn of opportunities for new technologies as they develop in the marketplace.

•	Pursue strategic acquisitions. We intend to expand our business through selected acquisitions of complementary businesses, products or technologies in the orthopedic industry. We will continue to pursue acquisitions of companies or product lines that enhance, or are complementary with, our product mix, sales and distribution, or manufacturing capabilities, although we currently have no such acquisition agreements or commitments.

•	Expand international distribution capabilities. We believe there are opportunities to expand our business in the international market, as only 10% of our revenue during 2002 was derived from outside of the United States. We are seeking new distributors in Europe and other foreign markets and may consider acquisitions of companies that have already established an international distribution infrastructure, although we currently have no such acquisition agreements or commitments.

•	Strengthen relationships with distributors and buying groups. Our Chattanooga Group and Soft Goods Divisions rely on distributor and buying group relationships for product distribution. We continually seek opportunities to strengthen our relationships with these customers.

Corporate Information

Our principal executive offices are located at 9800 Metric Blvd., Austin, Texas 78758. Our telephone number is (512) 832-9500. Our website address is www.encoremed.com. The information found on our website is not a part of this prospectus. Our common stock is traded on the Nasdaq National Market under the symbol “ENMC.”

THE OFFERING

Common stock offered hereby	8,500,000 shares

Common stock to be outstanding after the offering	32,835,271 shares

Use of proceeds	We intend to use the net proceeds from this offering primarily to repay indebtedness outstanding under our senior subordinated notes and our term loans under our senior credit facility and for general corporate purposes, which may include funding our working capital and future product development. See “Use of Proceeds.”

Nasdaq National Market symbol	“ENMC”

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of May 24, 2003. This number includes an aggregate of 13,160,300 shares to be issued upon conversion of all of the outstanding shares of our Series A Preferred Stock and excludes:

•	1,995,202 shares of our common stock issuable upon the exercise of options outstanding as of that date at a weighted average exercise price of $3.23 per share;

•	1,714,286 shares of our common stock issuable upon the exercise of options outstanding as of that date at an exercise price of $3.50 per share;

•	an aggregate of 2,038,487 shares of our common stock reserved as of that date for future issuance under our stock incentive plans;

•	2,198,614 shares of our common stock issuable upon the exercise of warrants outstanding as of that date at an exercise price of $0.01 per share; and

•	up to 1,275,000 shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

Except as otherwise noted, all information in this prospectus reflects:

•	no exercise of the underwriters’ over-allotment option;

•	the conversion of all of our Series A Preferred Stock into an aggregate of 13,160,300 shares of common stock concurrently with the completion of this offering; and

•	an assumed public offering price of $3.70 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The following table summarizes our consolidated financial data for the periods indicated. You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The historical and pro forma results presented here are not necessarily indicative of future results. The financial data for the three months ended March 30, 2002 and March 29, 2003 and all pro forma financial data are unaudited.

						Pro Forma
	Years Ended December 31,			Three Months Ended		Year Ended December 31, 2002(1)	Three Months Ended March 30, 2002(1)
	2000	2001	2002	March 30, 2002	March 29, 2003
Consolidated Statement of Operations Data
Sales	$30,028	$42,616	$95,491	$19,308	$26,392	$101,447	$25,264
Gross margin	15,045	24,764	46,040	9,690	12,944	48,485	12,135
Income (loss) from operations	(4,094)	1,544 (3)	7,093	748	1,905	7,924	1,579
Net income (loss)	(3,263)	548	6	35	42	3	(39)
Beneficial conversion feature related to Series A Preferred Stock	—	(3,706)	—	—	—	—	—
Net income (loss) attributable to common stock	(3,263)	(3,158)	6	35	42	3	(39)
Basic earnings (loss) per share	$(0.36)	$(0.34)	$0.00	$0.00	$0.00	$0.00	$(0.00)
Diluted earnings (loss) per share	$(0.36)	$(0.34)	$0.00	$0.00	$0.00	$0.00	$(0.00)
Shares used in computing basic earnings (loss) per share	8,990	9,355	10,429	10,018	10,668	10,429	10,018
Shares used in computing diluted earnings (loss) per share	8,990	9,355	26,477	25,755	26,663	26,477	10,018

	Dec. 31, 2001	Dec. 31, 2002	March 29, 2003	Pro Forma As Adjusted March 29, 2003(2)
Consolidated Balance Sheet Data
Cash and cash equivalents	$5,401	$253	$226	$660
Working capital	21,861	32,907	27,590	20,190
Total assets	51,662	93,755	93,414	92,691
Current portion of long-term debt	9,975	3,606	9,242	1,408
Total debt, including current portion	12,826	37,735	37,089	14,578
Stockholders’ equity	32,177	41,029	41,070	64,294

(1)	Gives pro forma effect to the Chattanooga Group, Inc. (“Chattanooga”) acquisition as if it had occurred on January 1, 2002 and includes the following pro forma adjustments for both the three month period ended March 30, 2002 and the year ended December 31, 2002:
a.	Inclusion of the operating results of Chattanooga from January 1, 2002 through February 7, 2002 including sales of approximately $5,956, cost of sales of approximately $3,511, operating expenses of approximately $1,549, and other expenses of approximately $165;
b.	An adjustment of approximately $65 to record additional amortization related to the amortizable intangible assets acquired in connection with the Chattanooga acquisition;
c.	An adjustment of approximately $581 to record additional interest expense related to the Bank of America Credit Agreement and the CapitalSource Note and Equity Purchase Agreement utilized to finance the Chattanooga acquisition;
d.	An adjustment of approximately $322 to record the additional interest expense related to the amortization of the debt issuance costs (including the amortization of the CapitalSource

Warrants and the Galen Option) incurred in connection with the Bank of America Credit Agreement and CapitalSource Note and Equity Purchase Agreement; and
e.	An adjustment of approximately $99 to reduce the recorded interest expense related to the Chattanooga acquisition and our debt repaid in connection with the Chattanooga acquisition.
(2)	As adjusted to reflect the sale of the 8.5 million shares of our common stock we are offering hereby (at an assumed public offering price of $3.70 per share) and the application of the net proceeds as described under “Use of Proceeds,” as well as the conversion of all of the outstanding shares of our Series A Preferred Stock into 13,160,300 shares of common stock. Includes the effect of a non-cash interest charge of approximately $5,700 comprised of the following:
a.	Approximately $4,600 for the remaining balance of the deferred charge associated with the warrant issued to CapitalSource in connection with the senior subordinated notes; and
b.	Approximately $1,100 for the remaining balance of the debt issuance costs incurred in connection with the senior subordinated notes.
(3)	This amount includes other charges, of which $917 relates to compensation expense associated with our stock exchange program, which is comprised of $37 included as cost of sales, $694 included as selling, general and administrative expenses and $186 included as research and development expenses.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business prospects, financial condition and results of operations could be materially harmed, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties of which we are unaware or which we currently deem immaterial also may become important factors that affect us.

Risks Related to Our Business and Industry

We have a history of net losses and may not be profitable in the future.

We have a history of net losses, and our net income for the year ended December 31, 2002 was only $6,000. Our net income for the year ended December 31, 2001 was $548,000, which excludes a $3.7 million charge resulting from the issuance of 132,353 shares of our Series A Preferred Stock on June 12, 2001, which has been included in our $3.2 million net loss attributable to common stock for the year ended December 31, 2001. The $3.7 million charge represents the beneficial conversion feature of our outstanding Series A Preferred Stock. We incurred a net loss of $3.3 million for the year ended December 31, 2000. Our net loss in 2000 was primarily attributable to (i) a $4.2 million charge resulting from an increase in our inventory reserves, and (ii) additional charges of approximately $2.0 million relating to specific items which are not part of our normal selling, general and administrative or research and development expenses. For additional information about these charges, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2001 Compared to Year Ended December 31, 2000.” Moreover, the repayment of our senior subordinated debt to CapitalSource Finance LLP with the proceeds from this offering will result in a non-cash charge to our 2003 earnings of approximately $5.7 million, which will be recorded in the quarter in which we repay the debt from this offering and is estimated based upon an assumed repayment date of August 15, 2003. We cannot assure you that we will not continue to incur net losses for the foreseeable future, which could cause our stock price to decline and adversely affect our ability to finance our business in the future. For additional information, you should read the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” included elsewhere in this report.

If we fail to compete successfully against our competitors, our sales and operating results may be negatively affected and we may not achieve future growth.

The markets for our products are highly competitive. The market for our Surgical Division products is dominated by a small number of large companies. In each of our other divisions, there are both large and small companies with which we compete. We may not be able to meet the prices offered by our competitors or offer products similar to or more desirable than those offered by our competitors. Many of our competitors have:

•	greater financial and other resources;

•	more widely accepted products;

•	superior ability to maintain new product flow;

•	greater research and development and technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	stronger name recognition;

•	larger sales and distribution networks; and

•	international manufacturing facilities that enable them to avoid the transportation costs and foreign import duties associated with shipping domestically manufactured products to international customers.

The factors set forth above may be material in our ability to develop and sell our products. Our failure to compete effectively in developing and selling our products would have an adverse effect on our results of operations.

Our future success requires the continued development or licensing of new products and the enhancement of existing products.

The market for orthopedic devices and related products is characterized by new product development and corresponding obsolescence of existing products. Our competitors may develop new medical procedures, technology or products that are more effective than our current technology or products or that render our technology or products obsolete or uncompetitive, which could have a material adverse effect on us. We may not be able to develop successful new products or enhance existing products, obtain regulatory clearances and approval of such products, market such products in a commercially viable manner or gain market acceptance for such products. The failure to develop or license and market new products and product enhancements could materially and adversely affect our competitive position, which could cause a significant decline in our sales and profitability.

We rely on independent sales agents and third-party distributors to market and sell most of our products. If we fail to establish new sales and distribution relationships or maintain our existing relationships, or if our independent sales agents and third-party distributors fail to commit sufficient resources or are otherwise ineffective in selling our products, our results of operations and future growth will be adversely impacted.

Our success depends largely upon marketing arrangements with our independent sales agents and distributors. These persons may terminate their relationships with us or devote insufficient sales efforts to our products. We do not control the efforts these persons make to sell our products. Our failure to attract and retain skilled independent sales agents and distributors would have an adverse effect on our results of operations.

We anticipate that a significant portion of the growth in our Surgical Division will require affiliating with additional sales agents. We will face significant challenges and risks in training, managing and retaining additional qualified sales and marketing agents. We may not be able to retain a sufficient number of additional qualified personnel to create increased demand for our products. If we are unable to expand our sales and marketing team to sell our orthopedic devices and related products, our growth, results of operations and prospects may be negatively affected.

Our quarterly operating results are subject to substantial fluctuations, and you should not rely on them as an indication of our future results.

Our quarterly operating results may vary significantly due to a combination of factors, many of which are beyond our control. These factors include:

•	demand for our products;

•	our ability to meet the demand for our products;

•	increased competition;

•	the number, significance and timing of introduction of new products and enhancements by us or our competitors;

•	our ability to develop, introduce and market new and enhanced versions of our products on a timely basis;

•	changes in pricing policies by us or our competitors;

•	changes in the treatment practices of our surgeon customers;

•	the timing of significant orders and shipments;

•	availability of raw materials;

•	work stoppages or strikes in the health care industry; and

•	general economic factors.

Our quarterly sales and operating results have varied significantly in the past three years primarily as a result of our July 2001 acquisition of the assets which now comprise our Soft Goods Division and our acquisition of Chattanooga Group, Inc. in February 2002. We believe that quarterly sales and operating results may vary significantly in the future. Period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. We cannot assure you that our sales will increase or be sustained in future periods or that we will be profitable in any future period. Any shortfalls in sales or earnings in any given period from levels expected by securities or industry analysts could have an immediate and significant adverse effect on the trading price of our common stock.

If our designing and consulting surgeons do not continue their affiliation with us, we may be unable to develop, design and test new medical devices or enhance our existing medical devices.

We have existing designing and consulting arrangements with surgeons who we believe are well recognized among their peers. We have developed and maintain close relationships with these surgeons. These professionals often become product champions, speaking about our products at medical seminars, assisting in the training of other professionals in the use and/or fitting of our products and providing us with feedback on the industry’s acceptance of our new products. If these arrangements terminate or are not renewed, our ability to develop, design and test new medical devices or enhancements to our existing medical devices, and our ability to operate successfully, could be materially and adversely affected. We cannot assure you that we will be successful in maintaining or renewing our designing and consulting arrangements with our current surgeons.

If surgeons do not recommend our surgical products, our sales may decline or we may be unable to increase our sales or generate profits.

An important factor in the overall demand for our surgical products is the recommendation by surgeons of these products to hospitals, patients and other surgeons. We may not obtain the necessary recommendations from surgeons. Acceptance of our surgical products depends on educating the medical community as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our surgical products compared to the products offered by our competitors and on training surgeons in the proper application of our surgical products.

If product liability lawsuits are brought against us and we do not have adequate insurance, our business may be harmed.

The manufacture and sale of medical devices exposes us to significant risk of product liability claims, lawsuits and product recalls. In the past, as well as currently, we have been and are the subject of a number of product liability claims and lawsuits relating to our products. In the future, we may be subject to additional product liability claims, which could be costly and divert attention of management. We currently maintain product liability insurance with coverage limits of $20 million per occurrence and an annual aggregate maximum of $20 million. Insurance is expensive, continues to increase in cost, and in the future may not be available on acceptable terms, if at all. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur, and we are exposed to the risk that our claims may be excluded and that our insurers may become insolvent. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer materially and cause our stock price to fall. In addition, as a result of a product liability claim, we may have to recall some of our products, which could result in significant costs to us and cause our stock price to fall.

Efforts to acquire other companies or product lines could adversely affect our operations and financial results.

While we have no commitments or agreements to acquire other companies or products lines, we may pursue acquisitions of other companies or additional product lines. Our ability to grow through acquisitions depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing, all of which can present difficulties. There can be no assurance that we will be able to identify and make acquisitions on acceptable terms or that we will be able to obtain financing for such acquisitions on acceptable terms. Even if we complete acquisitions, we may experience:

•	difficulties in integrating any acquired companies, personnel and product lines into our existing business;

•	delays in realizing the benefits of any acquired company or product lines;

•	diversion of our management’s time and attention from other business concerns;

•	limited or no direct prior experience in new markets or countries we may enter;

•	higher costs of integration than we anticipated;

•	assumption of undisclosed liabilities;

•	adverse market reaction;

•	difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions; or

•	additional risks we may assume in connection with our acquisitions.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets. We cannot assure you that we will be able to identify and consummate any future acquisitions or that any acquisition we consummate will be successful.

We have succeeded to contingent obligations as a result of the Chattanooga Group, Inc. acquisition and may have to use our cash to satisfy such obligations.

We are the subject of a Department of Commerce investigation of Chattanooga Group, Inc.’s export practices with respect to unlawfully trading with an embargoed country, and unlawfully preparing export documentation. The Department of Commerce investigation commenced prior to our February 2002 acquisition of the Chattanooga Group, Inc. To the extent we incur monetary fines, costs and legal expenses, the sellers from whom we purchased the capital stock of Chattanooga Group, Inc. have agreed to indemnify us and to pay all reasonable costs, expenses, settlements and fines in excess of the $176,000, which, as of May 24, 2003, was the remaining amount of what was accrued as a liability on Chattanooga Group, Inc.’s financial statements as of the date of the acquisition. With respect to legal expenses, the sellers are only obligated to indemnify and reimburse us for the legal expenses of the law firm currently handling the investigation or any other law firm of their choice. If upon final determination or settlement of the Department of Commerce investigation we ultimately incur total expenses or fines in an amount less than the accrual, which as of May 24, 2002 was $176,000, we shall owe the sellers the remainder of the accrual. When we acquired Chattanooga Group, Inc., $2.5 million of the sellers’ sale proceeds were placed in escrow to satisfy the sellers’ indemnity obligations to us, but, as of June 28, 2003, only $600,000 remains in escrow through February 28, 2005 for such purpose in accordance with the terms of the escrow agreement. The fines or expenses which could be incurred by us as a result of this investigation could exceed the $600,000 escrowed amount, as well as the $5 million maximum amount for which the former owners of Chattanooga Group, Inc. have agreed to indemnify us. We are also subject to the risk that the sellers would be unable to pay to us any amounts they may ultimately owe us as a result of their indemnification obligations. In addition, we, as a successor in interest to Chattanooga Group, Inc., and our officers and employees might be subject to any criminal charges which could be commenced as a result of this investigation. The Department of Commerce also may revoke our export licenses or otherwise restrict our ability to export our products. Any suspension in our export license could result in a decrease in our foreign sales and, depending upon the length of and products subject to any suspension, could have a material adverse effect on our results of operations and prospects.

Our debt agreements impose restrictions on us which may limit or prohibit us from engaging in certain transactions. If a default were to occur, our lenders could accelerate the amounts of debt outstanding, and holders of our secured indebtedness could force us to sell our assets to satisfy all or a part of what is owed.

Covenants relating to our $30 million Bank of America senior credit facility and our $24 million in outstanding senior subordinated notes held by CapitalSource Finance LLC restrict our ability to pay dividends, engage in various operational matters as well as require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control. These covenants and restrictions could limit our ability to obtain future financing, make needed capital expenditures or other investments, repurchase our outstanding debt or equity, withstand a future downturn in our business or in the economy, dispose of operations, engage in strategic acquisitions or mergers or otherwise conduct necessary corporate activities. Various transactions that we may view as important opportunities, such as possible acquisitions, are also subject to the consent of lenders under the senior credit facility and under the senior subordinated notes which consent may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.

In the first and third quarters of 2002, we received from our lenders waivers of events of default related to our non-compliance with a covenant which requires us to achieve a minimum level of cash flow, based on earnings before interest, taxes, depreciation and amortization expenses. We amended our agreements with our senior lenders to modify our minimum cash flow covenant effective as of the second quarter of 2002. In addition, we further amended our agreements to modify our minimum cash flow covenant and some of our other financial covenants effective as of the fourth quarter of 2002. There can be no assurance that we will remain in compliance with these cash flow and other financial covenants or be able to obtain a waiver of default or amendments to our credit agreements in the future.

If a default under our Bank of America credit facility were to occur, the lenders under the credit facility could accelerate the amounts outstanding under the credit facility and our other lenders, principally CapitalSource Finance LLC as holder of the senior subordinated notes, could declare immediately due and payable all amounts borrowed under other instruments such as the senior subordinated notes that contain certain provisions for cross-acceleration or cross-default. Similarly, a default under the senior subordinated notes could permit CapitalSource Finance LLC, as holder, to accelerate amounts outstanding and our lenders, principally the lenders under our Bank of America credit facility, could declare immediately due and payable all amounts borrowed under the Bank of America credit facility because of the cross-acceleration and cross-default rights of those lenders. In addition, the lenders under these agreements could terminate their commitments to lend to us. If the lenders under these agreements accelerate the repayment of borrowings, we may not have sufficient liquid assets at that time to repay the amounts then outstanding under our indebtedness or be able to find additional alternative financing. Even if we could obtain additional alternative financing, the terms of the financing may not be favorable or acceptable to us.

The existing indebtedness under our senior credit facility and our senior subordinated notes is secured by substantially all of our assets. Should a default or acceleration of this indebtedness occur, the holders of this indebtedness could sell the assets to satisfy all or a part of what is owed. Our Bank of America senior credit facility also contains provisions prohibiting the modification of our outstanding senior subordinated notes, as well as limiting the ability to refinance such notes.

If we lose one of our key suppliers, one of our contract manufacturers stops making our products or if we have our distribution rights terminated or interrupted for those products that we distribute for others, we may lose sales and be unable to meet customer orders for our products in a timely manner or within our budget.

We rely on a limited number of foreign and domestic suppliers for the raw materials and components used in our products. One or more of our suppliers may decide for reasons beyond our control to cease supplying us with raw materials and components. Food and Drug Administration (the “FDA”) regulations may require additional testing of any raw materials or components from new suppliers prior to our use of these materials or components and in the case of a device with a pre-market approval, we may be required to obtain prior FDA permission, either of which could delay or prevent our access or use of such raw materials or components. If we are unable to obtain materials we need from our suppliers and we cannot obtain these materials from other sources, we may be unable to manufacture our products for a period of time or within our manufacturing budget, which could negatively impact our results of operations. We also act as a U.S. distributor for two foreign suppliers of our spinal products under agreements which are subject to termination for a number of reasons. One of these distribution agreements will be terminated effective October 1, 2003. We had approximately $683,000 in sales of this foreign supplier’s spinal products in 2002. Failure to replace the spinal product sales of the soon to be terminated foreign supplier would negatively impact our results of operations. If the other distribution arrangement is terminated, it could also negatively impact our results of operations.

The products sold by our Soft Goods Division are primarily manufactured by a company located in Acuna, Mexico, which provides the required labor to us on a contract basis. If our agreement with the Mexican company is terminated and we were otherwise unable to find suitable contract labor, it could have a material adverse effect on our business, financial condition and results of operations.

We currently rely on a contract manufacturing facility in Mexico to create products sold by our Soft Goods Division. Our reliance on international operations exposes us to related risks and uncertainties, including difficulties in staffing and managing international operations; controlling quality of manufacture; political, social and economic instability; interruptions and limitations in telecommunication services; product and/or material transportation delays or disruption; trade restrictions and changes in tariffs; import and export license requirements and restrictions; fluctuations in currency exchange rates; and potential adverse tax consequences. If any of these risks materialize, our international manufacturing operations and results from our Soft Goods Division, as well as our operating results, may be harmed.

If we cannot retain our key personnel, many of whom have been with us for less than three years, we will not be able to manage and operate successfully and we may not be able to meet our strategic objectives.

Our continued success depends, in part, upon key managerial, scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. We cannot assure you that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future.

Many of our existing management personnel have been employed by us for three years or less, including Kenneth W. Davidson, our Chief Executive Officer, who joined us in October 2000; Paul Chapman, our President and Chief Operating Officer, who joined us when we acquired Chattanooga Group, Inc. in February 2002 and became our President in May 2003; Jack Cahill, our Executive Vice President, President-Surgical Division, who joined us in January 2001; and Scott Klosterman, our Executive Vice President, President-Chattanooga Group Division who joined us in February 2002. These executives have substantial experience and expertise in our business. Our future success depends to a significant extent on the ability of our executive officers and other members of our management team to operate effectively, both individually and as a group. We cannot be certain that we will be able to efficiently allocate responsibilities or that the new members of our executive team will succeed in their roles.

Issuances of our securities are subject to federal and state securities laws, and certain holders of common stock issued by us in prior offerings may be entitled to rescind their purchases.

Issuances of securities are subject to federal and state securities laws. From January 1997 through June 2003, certain participants in our 401(k) Profit Sharing Plan purchased shares of our common stock for inclusion in their respective 401(k) plan accounts. By failing to register properly our 401(k) plan or the shares purchased thereunder, we may not have complied with various requirements of applicable federal securities laws. In such situations a number of remedies may be available to regulatory authorities and the participants for whose accounts the trustee of the 401(k) plan purchased shares of our common stock, including, without limitation, a right of rescission, civil penalties, a restraining order or injunction, and a court order to pay restitution and costs. As a result, we have agreed with the underwriters of this offering to commence, promptly after the completion of this offering, a rescission offer to repurchase shares of our common stock for the benefit of those participants in our 401(k) plan who had shares purchased for their 401(k) accounts during the period covered by the applicable statute of limitations. Provisions of federal law (e.g., the Employee Retirement Income Security Act, or “ERISA”) governing employee benefits plans such as our 401(k) plan would prohibit the repurchase of any assets from our 401(k) plan for a purchase price which is less than the fair market value of the assets. Consequently, if the price of our common stock is $3.70 per share at the time of the rescission, the 401(k) plan trustee can only accept the rescission offer for shares for which we will pay $3.70 or more. In the event the participant still holds the shares, the rescission offer price will equal the full price the participant paid for the shares, plus interest accruing thereon from the date of purchase. In the event a current or former participant no longer holds the shares, the rescission offer price will equal the price paid for the shares plus interest accrued thereon from the date of purchase less the sales proceeds received for the shares. If all of our current and former 401(k) plan participants who purchased shares of our common stock through the plan during the applicable statute of limitations period at prices greater than the current market price of $3.70 per share accept our offer, we estimate the maximum aggregate amount we would be required to pay would have been approximately $5,000 at June 30, 2003 and the recorded charge to our earnings would have been $500. If, at the time of the sale by the trustee of the shares subject to the rescission offer, the market value of our stock is below $3.70 per share, the amount we would be required to pay would increase.

The Securities Act of 1933 does not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered under the Securities Act of 1933 as required. As of the date hereof, no claims for rescission have been made against us. While we will offer to rescind the sales of the shares of our common stock purchased pursuant to our 401(k) plan during the applicable statute of limitations, we cannot assure you that we will not otherwise be subject to possible claims, litigation, penalties or fines relating to such sales. Any claims, litigation, penalties or fines which could be asserted against us relating to these sales could have a material adverse effect on our liquidity and results of operations.

We derive a portion of our sales from operations in international markets, which may be subject to political, economic and social instability.

Approximately 10% of our sales for the year ended December 31, 2002 was derived from our international operations. One component of our growth strategy is to expand our international sales efforts. However, to the extent we are successful in expanding our international sales and operations, we will be increasingly exposed to risks inherent in operating in foreign jurisdictions, including:

•	imposition or increase of investment and other restrictions by foreign governments;

•	potential adverse tax consequences, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	the imposition of additional foreign governmental controls or regulations on the sale of our orthopedic devices and related products;

•	increased instances of political, social and economic instability;

•	currency risk between the U.S. dollar and foreign currencies;

•	a shortage of high-quality international salespeople and distributors;

•	changes in tariffs and other trade restrictions or barriers;

•	exposure to different legal, regulatory and political standards in multiple countries; and

•	acts of terrorism and acts of war, particularly in light of the terrorist attacks of September 11, 2001.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.

We rely on a combination of patents, trade secrets, copyrights, trademarks, license agreements and contractual provisions to establish and protect our intellectual property rights in our products and the processes for the development, manufacture and marketing of our products. These legal means, however, afford only limited protection and may not adequately protect our rights. In addition, we cannot assure you that any of our pending patent or trademark applications will issue. The U.S. Patent and Trademark Office may deny or require significant narrowing of claims in our pending patent applications, and patents issuing from the pending patent applications, if any, may not provide us with significant commercial protection. We could incur substantial costs in proceedings before the U.S. Patent and Trademark Office. These proceedings could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, if at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

In addition, we hold patent and other intellectual property licenses from third parties for some of our products and on technologies that are necessary in the designing and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which could harm our business.

Other parties may have filed applications for or been issued patents and in the future may obtain additional patents and intellectual property rights related to products that compete with or are similar to our products. We may not be aware of all patents potentially adverse to our interests that may have been issued to others, and there can be no assurance that such patents do not exist or have not been filed or issued. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, we may be required to obtain licenses thereto or to develop or acquire alternate technology, which would have a material adverse affect on us.

There can be no assurance that the validity of any of the patents or other intellectual property owned by or licensed to us would be upheld if challenged by others in litigation or that our products, even if covered by our patents or other intellectual property, would not infringe patents owned by others.

We seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part, with confidentiality agreements and invention assignment agreements with our employees, our designing and consulting surgeons and our other consultants. Our agreements with independent sales agents and distributors also contain confidentiality agreements. We cannot assure you, however, that:

•	these agreements will not be breached;

•	we will have adequate remedies for any breach;

•	the FDA or another governmental agency may require disclosure of such information in order for us to have the right to market a product; or

•	trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or independently developed by our competitors.

Also, our competitors may allege that our products infringe their patents leading to voluntary or involuntary loss of sales from those products. In addition, the cost to prosecute infringements of our patents or the cost to defend our products against patent infringement actions by others could be substantial.

If we lose any future intellectual property lawsuits, a court could require us to pay significant damages or prevent us from selling our products.

Litigation involving patents and other intellectual property rights is common in the orthopedic industry, and companies in this industry have used intellectual property litigation in an attempt to gain a competitive advantage. In the future, we may become a party to lawsuits involving patents or other intellectual property. If we lose one of these proceedings, a court, or a similar foreign governing body, could require us to pay significant damages to third parties, require us to seek licenses from third parties and pay ongoing royalties, require us to redesign our products, or prevent us from manufacturing, using or selling our products. In addition to being costly, protracted litigation to defend or prosecute our intellectual property rights could seriously detract from the time our management would otherwise devote to running our business. Intellectual property litigation relating to our products could cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation.

We may be liable for contamination or other harm caused by hazardous materials that we use.

Our research and development and manufacturing processes involve the use of hazardous materials. We are subject to federal, state and local regulation governing the use, manufacture, handling, storage and disposal of hazardous materials or waste. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials or waste, and we may incur liability as a result of any contamination or injury. In addition, under some environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third-party waste disposal sites. We may incur significant expenses in the future relating to any failure to comply with environmental laws. Any such future expenses or liability could have a significant negative impact on our financial condition.

If a natural or man-made disaster strikes our manufacturing facilities, we will be unable to manufacture our products for a substantial amount of time, which could cause our sales to decline.

We principally rely on our manufacturing facilities in Austin, Texas and Chattanooga, Tennessee, as well as a contract manufacturer located in Acuna, Mexico. These facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace. Our facilities may be affected by natural or man-made disasters. In the event one of our facilities was affected by a disaster, we would be forced to rely on third-party manufacturers or shift production to our other manufacturing facilities. We currently carry insurance to protect us against disasters. However, such insurance may not be sufficient to cover all of our potential losses or may become unavailable on acceptable terms, if available at all.

To remain competitive, we may have to move more of our manufacturing operations to foreign countries.

We currently have no manufacturing operations in any foreign country other than Mexico. The cost of transporting some of our products to foreign countries is currently borne by our customers, who are usually required to pay foreign import duties on the products. As a result, the cost of these products to customers who use or distribute them outside the United States is often greater than the cost of products manufactured in their own country. In addition, foreign manufacturers of competitive products often receive various local tax concessions, which lower their overall manufacturing costs. In order to compete successfully in the event we are successful in expanding our international sales and operations, we may be required to open or acquire manufacturing operations abroad, which would be costly to implement and would increase our exposure to the risks of doing business in international countries. If we were to do this, we may not be able to operate successfully our foreign manufacturing operations, which could have a material adverse effect on our international operations and on our overall business, financial condition, results of operations and future prospects.

Our business plan relies on certain assumptions about the market for our products, which, if incorrect, may adversely affect our profitability.

Our ability to achieve our business objectives is subject to a variety of factors, many of which are beyond our control. For example, we believe that the relative increase in the aging of the general population and increasingly active lifestyles will continue and that these trends will increase the need for our orthopedic implant products. The projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize or if non-surgical treatments gain more widespread acceptance as a viable alternative to orthopedic implants.

Risks Related to Government Regulation

We are subject to substantial government regulation that could have a material adverse effect on our business.

Government regulation in the U.S. and other countries is a significant factor affecting the research, development, manufacture and marketing of our products. In the U.S., the FDA has broad authority to regulate the development, manufacture, marketing and sale of medical devices. Overseas, these activities are subject to foreign governmental regulation, which is in many respects similar to regulation in the U.S. but which vary from country to country. U.S. and foreign regulation continues to evolve, which could result in additional burdens on our operations. Failure to comply with applicable regulations can, among other things, result in fines, suspension or withdrawal of regulatory approvals, product recalls, operating restrictions, and criminal prosecution. Additionally, the cost of maintaining personnel and systems necessary to comply with applicable regulations is substantial.

Many of our products require or will require regulatory approval prior to being marketed. The process of obtaining these approvals can be lengthy and expensive. We may not be able to obtain or maintain necessary approvals for testing or marketing our products. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which our products may be marketed or other restrictions or requirements that reduce the value to us of the products. Regulatory authorities may also withdraw product approvals if we fail to comply with regulatory standards or if any problems related to our products develop following initial marketing. We are also subject to strict regulation with respect to our manufacturing operations. This regulation includes testing, control and documentation requirements, and compliance with current good manufacturing practices is monitored through inspections by regulatory authorities. Delays in the receipt of, or failure to receive necessary approvals, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements could have a significant negative effect on our financial condition and results of operations.

Certain federal laws regarding Medicare, Medicaid and physician self-referrals are far-reaching and we may be required to alter one or more of our practices to be in compliance with these laws. Health care fraud and abuse regulations are complex and even minor, inadvertent irregularities in submissions can potentially give rise to claims that the statute has been violated. Any violations of these laws could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or they could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations.

Modifications to our marketed devices may require FDA regulatory clearances or approvals and may require us to cease marketing or recall the modified devices until such clearances or approvals are obtained.

When required, the products we market in the U.S. have been subjected to Pre-market Notification requirements under Section 510(k) of the Federal Food Drug & Cosmetics Act or were exempt from the 510(k) Pre-market Notification process. We have modified some of our products and product labeling since obtaining 510(k) clearance, but we do not believe these modifications require us to submit new 510(k) notifications. However, if the FDA disagrees with us and requires us to submit a new 510(k) Pre-market Notification for modifications to our existing products, we may be the subject of enforcement actions by the FDA and be required to stop marketing the products while the FDA reviews the 510(k) Pre-market Notification. If the FDA requires us to go through a lengthier, more rigorous examination than we expect, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that future products will be subject to the more costly, lengthy and uncertain Pre-market Approval, or PMA, process. Products that are approved through the PMA process generally need FDA approval before they may be modified. See “Business-Government Regulation.”

Our products may be subject to product recalls even after receiving clearance or approval, which would harm our reputation and our business.

The FDA and foreign regulatory authorities have the authority to request and, in some cases, require the recall of products in the event of material deficiencies, design defects or manufacturing defects. A governmental mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, design defects, or any other incidents related to our medical devices, including, but not limited to, adverse event recalls, cease and desist communications and any other product liability issues related to our medical devices. Any product recall would divert managerial and financial resources and harm our reputation with customers and our business.

If adequate levels of reimbursement from third-party payors for our products are not obtained, surgeons and patients may be reluctant to use our products, and our sales may decline.

Our sales depend largely on government health care programs such as Medicare and Medicaid and private health insurers reimbursing patients’ medical expenses. Surgeons, hospitals and other health care providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. Consequently, we may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement.

Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products. Health care providers may attempt to control costs by (i) authorizing fewer elective surgical procedures, including joint reconstructive surgeries; (ii) by requiring the use of the least expensive implant available; or (iii) reducing the reimbursement for or limiting the number of authorized visits for rehabilitation procedures.

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed health care systems that govern reimbursement for new devices and procedures. Canada and some European countries, in particular France, have tightened reimbursement rates. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline.

Risks Related to this Offering

If a significant number of shares of our common stock is sold into the market following the offering, the market price of our common stock could significantly decline, even if our business is doing well.

Our stockholders may sell their common stock following the offering. Also, our employees, directors, officers, sales representatives and distributors may exercise their stock options in order to sell the common stock underlying their options in the market under a registration statement we have filed with the SEC. Sales of a substantial number of shares of our common stock in the public market after the offering or the perception that such sales may occur could depress the market price of our common stock and impair our ability to raise additional capital through the sale of our equity securities. After completion of this offering, Galen Partners will own approximately 40% of our outstanding shares of common stock. Officers, directors and our principal stockholders owning an aggregate of approximately 16,903,545 shares of our common stock have agreed that they will not, without the prior written consent of the underwriters, directly or indirectly sell any of these restricted shares, or any of the 4,654,887 shares of our common stock that we may issue upon the exercise of outstanding options or warrants held by such officers, directors and principal stockholders, for 180 days after the date of this prospectus. The underwriters currently have no intention to waive these restrictions. For a more detailed description, see “Shares Eligible for Future Sale” and “Underwriting.”

Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage, delay or prevent a takeover attempt.

Provisions of our certificate of incorporation, our bylaws and Delaware law may discourage, delay or prevent another company from merging with us or from acquiring us, even if our stockholders were to consider such merger or acquisition to be favorable. See “Management” and “Description of Capital Stock” for more information on the specific provisions of our certificate of incorporation, our bylaws and Delaware law that could discourage, delay or prevent a change of control of our company.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

While there is currently a public market for our common stock, trading may not continue. You may be unable to resell the common stock you buy at or above the public offering price. We will establish the public offering price through our negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of prices that will prevail in the trading market. There has been significant volatility in the stock market and in particular in the market price and trading volume of securities of orthopedic companies and other health care companies, which has often been unrelated to the performance of the companies. These broad market fluctuations may negatively affect the market price of our common stock. Market volatility has also resulted in dramatic declines in a particular company’s stock price in response to specific news about that company which investors perceive as unfavorable. Some specific factors that may have a significant effect on the market price of our common stock include:

•	actual or anticipated fluctuations in our operating results;

•	our announcements or our competitors’ announcements of technological innovations or new products;

•	clinical trial results;

•	changes in our growth rates or our competitors’ growth rates;

•	developments regarding our patents or other intellectual property rights, or those of our competitors;

•	FDA and international actions with respect to the government regulation of medical devices and third-party reimbursement matters;

•	public concern as to the safety of our products;

•	changes in U.S. or international healthcare policies;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our inability to raise any additional required capital;

•	conditions of other medical device companies or the medical device industry generally; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or the medical device industry generally.

Our executive officers, directors and significant stockholders may be able to influence matters requiring stockholder approval.

Our significant stockholders, executive officers and directors (including stockholders with which directors are affiliated, specifically Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P.) after the offering will beneficially own approximately 47% of our outstanding common stock. As a result, these individuals, together with Galen Partners III, L.P., Galen Partners International III, L.P., and Galen Employee Fund III, L.P. will be able to substantially influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as acquisitions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company, could impede a merger, consolidation, takeover or other business combination which you, as a stockholder, may otherwise view favorably and may negatively impact the market price of our common stock. The interests of our executive officers, directors and principal stockholders may differ from the interests of the other stockholders.

You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The public offering price is expected to be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, based on an assumed public offering price of $3.70 per share, purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $2.77 per share in the pro forma net tangible book value of the common stock as of March 29, 2003.

We do not expect to pay dividends for the foreseeable future.

We are effectively prohibited from paying cash dividends on our common stock for the foreseeable future under the terms of our credit agreement. Moreover, we plan to retain all earnings for investment in our business and do not plan to pay cash dividends at any time in the foreseeable future.

Our inability to obtain Arthur Andersen LLP’s consent will limit your ability to assert claims against Arthur Andersen LLP.

After reasonable efforts, we have not been able to obtain the written consent of Arthur Andersen LLP to our naming it in this prospectus as having certified the financial statements of Chattanooga Group, Inc. for its fiscal years ended June 30, 2000 and 2001, as required by Section 7 of the Securities Act of 1933. As a result, we have dispensed with the filing of their consent with the Securities and Exchange Commission in reliance on Rule 437a promulgated under the Securities Act. Consequently, your ability to assert claims against Arthur Andersen LLP will be limited. In particular, because of this lack of consent, you will not be able to sue Arthur Andersen LLP under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated in those financial statements. Therefore, your right of recovery under that section will be limited.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, principally in the sections entitled “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our estimates for future revenue and profitability;

•	our estimates of market opportunities for our products;

•	competitive factors, including technological advances achieved and patents issued to or acquired by competitors and generic competition;

•	our assessment of the likelihood of market acceptance of our products for current and potential uses;

•	the receipt of regulatory clearances and approvals;

•	domestic and foreign health care changes including future third-party payor reimbursement levels for treatments using our products;

•	the mix of revenues between domestic and foreign sales;

•	the mix of revenues between sales of our different products;

•	significant litigation adverse to us including product liability claims;

•	our ability to satisfy the financial covenants and other conditions contained in our credit facilities;

•	our estimates regarding our capital requirements, our need for additional financing and our ability to obtain required financing on terms that are acceptable to us; and

•	the benefits to be derived from relationships with distributors and other industry participants.

Generally, you can identify these statements because they use words like “may,” “will,” “should,” “could,” “can,” “would,” “anticipate,” “believe,” “expect,” “future,” “estimate,” “intend,” “plan” and other similar expressions. These statements reflect only our current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen, including, among others, the risks we face as described on the previous pages and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which represent our estimates and assumptions only as of the date of this prospectus. We are not obligated to release revisions to these forward-looking statements to reflect the occurrence of unanticipated events.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $29.0 million after deducting the underwriting discounts and commissions and the estimated expenses of this offering. We currently intend to use the net proceeds of this offering to repay the outstanding principal and accrued interest on our senior subordinated notes payable to CapitalSource Finance LLC, a total of approximately $25.8 million including a prepayment penalty of approximately $950,000. Such notes bear cash interest at an annual rate of 13% plus 2.75% payment-in-kind interest and mature on February 8, 2007. In addition, we intend to repay the outstanding principal and interest balances on the term loans of our Bank of America credit facility. The total unpaid balance on those term loans was approximately $2.5 million as of May 24, 2003 and bears interest at an annual rate of approximately 4.6%. These term loans mature on August 1, 2003 and February 8, 2005. We intend to use the remaining net proceeds of this offering for general corporate purposes, which may include funding our working capital needs and expanding our current product offerings through research and development.

The estimated uses described above merely reflect our current intentions, and we have not yet determined all of our expected expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering, and we could decide to use the net proceeds of the offering in a manner which would cause our actual use of proceeds to vary significantly from our estimates set forth above. Pending the uses described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity” for additional information regarding our sources and uses of capital.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings for the operation and expansion of our business. We do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board. In addition, our current credit facilities prohibit us from paying any cash dividends without our lenders’ consent.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market System under the symbol “ENMC.” The following tables set forth, for the periods indicated, the high and low sales prices of our common stock as reported on the Nasdaq National Market since January 1, 2001:

	Common Shares
	High	Low
2001
First Quarter	$2.06	$1.13
Second Quarter	$1.98	$0.95
Third Quarter	$2.00	$1.33
Fourth Quarter	$3.65	$1.33
2002
First Quarter	$4.20	$2.80
Second Quarter	$5.33	$3.05
Third Quarter	$3.62	$2.35
Fourth Quarter	$3.64	$1.68
2003
First Quarter	$3.50	$1.89
Second Quarter	$4.16	$1.98
Third Quarter (through July 11, 2003)	$4.15	$3.40

On July 11, 2003, the last reported sales price of our common stock on the Nasdaq National Market was $3.89 per share. As of May 24, 2003, there were 11,174,971 shares of our common stock outstanding and we had 83 holders of record of our common stock. We believe that the number of beneficial owners of our common stock on that date was substantially greater.

CAPITALIZATION

The following table sets forth our capitalization as of March 29, 2003:

•	on an actual basis;

•	on a pro forma basis after giving effect to the conversion of all outstanding shares of our Series A Preferred Stock into 13,160,300 shares of our common stock; and

•	on a pro forma as adjusted basis to reflect the sale of the 8,500,000 shares of our common stock offered in this prospectus (at an assumed public offering price of $3.70 per share), after deducting the underwriting discounts, commissions and estimated offering expenses, and the application of the estimated net proceeds as described under “Use of Proceeds.”

You should read this table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Description of Capital Stock” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	March 29, 2003 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
(In thousands, except share and per share amounts)
Long-term debt, including current portion
Credit facility(1)
Term loans	$2,834	$2,834	$—
Revolving credit facilities	12,335	12,335	12,335
Senior subordinated notes(1)(2)	19,677	19,677	—
Other long-term debt and capital lease obligations	2,243	2,243	2,243

Total long-term debt, including current portion	37,089	37,089	14,578
Stockholders’ equity:
Series A Preferred Stock, $0.001 par value, 255,000 shares authorized; 131,603 shares issued and outstanding, aggregate liquidation preference of $13,424	12,767	—	—
Common stock, $0.001 par value, 50,000,000 shares authorized; 11,684,000 shares issued, actual; 24,844,300 shares issued, pro forma, and 33,344,300 shares issued, pro forma as adjusted	12	25	33
Additional paid-in capital	30,477	43,231	72,211
Notes received for sale of common stock	(1,157)	(1,157)	(1,157)
Deferred compensation	(6)	(6)	(6)
Retained earnings (accumulated deficit) (3)	608	608	(5,095)
Less cost of repurchased stock, warrants and rights (509,000 shares)	(1,631)	(1,631)	(1,631)

Total stockholders’ equity	41,070	41,070	64,355

Total capitalization	$78,159	$78,159	$78,933

(1)	For a description of our credit facility and senior subordinated notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity.”
(2)	Net of an unamortized deferred charge of approximately $5.1 million at March 29, 2003.
(3)	Our senior subordinated notes bear cash interest at 13% plus 2.75% payment-in-kind interest, and mature on February 8, 2007. As a result of the application of a portion of the net proceeds to repay this indebtedness, we will incur a non-cash charge of approximately $5.7 million with respect to the expensing of the deferred charge ($4.6 million) and related debt issuance costs ($1.1 million), which will be recorded in the period the senior subordinated notes are repaid with the proceeds from this offering, which is anticipated to be on or around August 15, 2003.

The foregoing table excludes:

•	1,827,590 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $3.22 per share;

•	1,714,286 shares of our common stock issuable upon the exercise of options outstanding at an exercise price of $3.50 per share;

•	an aggregate of 2,217,437 shares of our common stock reserved for future issuance under our stock incentive plans;

•	2,198,614 shares of our common stock issuable upon the exercise of warrants at an exercise price of $0.01 per share; and

•	up to 1,275,000 shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

DILUTION

Our net tangible book value as of March 29, 2003 was approximately $8.1 million, or $0.33 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding assuming the conversion of all shares of Series A Preferred Stock outstanding as of March 29, 2003, into 13,160,300 shares of common stock. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of the 8,500,000 shares of common stock by us at an assumed public offering price of $3.70 per share, and after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, and assuming the repayment of all amounts outstanding under our senior subordinated notes, which at March 29, 2003 was approximately $19.7 million, which is net of an unamortized debt discount of approximately $5.1 million, the payment of the approximate $0.9 million prepayment penalty associated with our senior subordinated notes and the repayment of the outstanding balance of our term loans of our Bank of America senior credit facility, which at March 29, 2003 was approximately $2.8 million, our pro forma net tangible book value as of March 29, 2003 would have been $31.0 million, or $0.93 per share of common stock. This represents an immediate increase in net tangible book value of $0.60 per share of common stock to existing common stockholders and an immediate dilution in pro forma net tangible book value of $2.77 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$3.70
Net tangible book value per share before this offering	$0.33
Increase in net tangible book value per share attributable to this offering	0.60

Pro forma net tangible book value per share after this offering		0.93

Dilution per share to new investors		$2.77

The following table summarizes, on a pro forma basis as of March 29, 2003, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting underwriting discounts, commissions and estimated offering expenses payable by us:

	Shared Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	24,335,271	74.1%	$33,928,811	51.9%	$1.39
New investors	8,500,000	25.9	31,450,000	48.1	$3.70

Total	32,835,271	100.0%	$65,378,811	100.0%

The tables and calculations above assume the conversion of all of our Series A Preferred Stock into an aggregate of 13,160,300 shares of common stock and no exercise of the underwriters’ over-allotment option to purchase up to an additional 1,275,000 shares of our common stock. If the underwriters’ over-allotment options are exercised in full, the number of shares of our common stock held by existing stockholders will be reduced to 71.3% of the total number of shares of our common stock outstanding after this offering and the number of shares of common stock held by new investors will be increased to 9,775,000, or 28.7%, of the total number of shares of common stock outstanding after this offering.

The information above also assumes no exercise of any outstanding stock options or warrants. As of March 29, 2003, there were 1,827,590 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $3.22 per share, 1,714,286 shares of our common stock issuable upon exercise of options outstanding at an exercise price of $3.50 per share and 2,198,614 shares of our common stock reserved for issuance upon the exercise of outstanding warrants at an exercise price of $0.01 per share. To the extent that any of these options or warrants with exercise prices below $3.70 per share are exercised, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

The following table presents selected historical consolidated financial data. The selected historical consolidated financial data as of December 31, 2001 and 2002 and for each of the three years ended December 31, 2002, have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 1998, 1999 and 2000 and for each of the two years ended December 31, 1999 have been derived from our audited historical consolidated financial statements which are not included in this prospectus. The selected historical financial data at March 29, 2003 and for the three months ended March 30, 2002 and March 29, 2003 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited financial statements include, in the opinion of our management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for interim periods are not necessarily indicative of operating results for the full year. We urge you to read the financial data set forth below together with our historical consolidated financial statements and the information included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus.

	Years Ended December 31,					Three Months Ended
	1998	1999	2000	2001	2002	March 30, 2002 (unaudited)	March 29, 2003 (unaudited)
	(in thousands, except per share data)
Statement of Operations Data
Sales	$28,988	$26,091	$30,028	$42,616	$95,491	$19,308	$26,392
Gross margin	19,406	17,898	15,045	24,764	46,040	9,690	12,944
Selling, general and administrative expenses	14,540	13,256	15,360	19,865	35,550	8,324	9,906
Research and development expenses	1,667	1,631	1,778	1,732	3,397	618	1,133
Other charges	—	—	2,001	1,623 (1)	—	—	—

Income (loss) from operations	3,199	3,011	(4,094)	1,544	7,093	748	1,905
Net income (loss)	1,777	1,619	(3,263)	548	6	35	42
Beneficial conversion feature related to Series A Preferred Stock	—	—	—	(3,706)	—	—	—

Net income (loss) attributable to common stock	$1,777	$1,619	$(3,263)	$(3,158)	$6	$35	$42

Basic earnings (loss) per share	$0.20	$0.18	$(0.36)	$(0.34)	$0.00	$0.00	$0.00

Diluted earnings (loss) per share	$0.17	$0.16	$(0.36)	$(0.34)	$0.00	$0.00	$0.00

Shares used in computing basic earnings (loss) per share	9,088	9,117	8,990	9,355	10,429	10,018	10,668
Shares used in computing diluted earnings (loss) per share	10,611	10,219	8,990	9,355	26,477	25,755	26,663

		December 31,					March 29, 2003 (unaudited)
		1998	1999	2000	2001	2002
		(in thousands)
Balance Sheet Data
Working capital		$17,954	$20,680	$20,850	$21,861	$32,907	$27,590
Total assets		30,556	36,915	38,494	51,662	93,755	93,414
Current portion of long-term debt		1,265	734	3,232	9,975	3,606	9,242
Long-term debt, less current portion		5,603	12,047	13,750	2,851	34,129	27,847
Stockholders’ equity		19,824	21,074	17,820	32,177	41,029	41,070

(1)	This amount includes other charges of which $917 relates to compensation expense associated with our stock exchange program, which is comprised of $37 excluded from cost of goods sold; $694 excluded from selling, general and administrative expenses; and $186 excluded from research and development expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section entitled “Selected Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements based on our current expectations, assumptions, estimates and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully discussed below, under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a diversified orthopedic company that designs, manufactures, markets and distributes a comprehensive range of high quality orthopedic devices, sports medicine equipment and other related products for the orthopedic industry. Our products are used primarily by orthopedic surgeons, physical and occupational therapists and other orthopedic specialists who treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. We currently market and distribute our products through three operating divisions, our Surgical Division, our Chattanooga Group Division and our Soft Goods Division. Our Surgical Division offers reconstructive joint products, including hip, knee and shoulder implants, trauma products and spinal implants. Our Chattanooga Group Division is a leader in domestic sales of many of the orthopedic rehabilitation products in the market. Our Soft Goods Division provides orthopedic soft goods that are used to assist the patient in recovery from injury or a surgical procedure and to protect against further injury. Our three divisions enable us to reach a diverse customer base through multiple distribution channels.

Since our formation in April 1992 as an orthopedic implant company, our business has grown through a combination of internal growth and strategic acquisitions. Throughout our history, we have placed a strong emphasis on the research and development efforts to continue to develop new products in our Surgical Division. We have developed numerous products and have obtained regulatory approval for over 100 products and product improvements focused on the orthopedic total joint, trauma and spinal segments of the surgical market. The Chattanooga Group Division also has a history of and continues to emphasize new product introductions. We continue to develop internally new products to enhance the growth of our sales. For example, in 2003, we introduced the 3DKnee System and VitalStim, a therapeutic product used in the treatment of a swallowing disorder called dysphagia.

We have completed two significant acquisitions since July 1, 2001 that have allowed us to expand our business into two new product segments of the orthopedic market, orthopedic soft goods and rehabilitation equipment, both of which complement our Surgical Division. In July 2001, we purchased the orthopedic soft goods, patient safety devices and pressure care product lines of Kimberly-Clark Corporation. These product lines currently form the basis of our Soft Goods Division and include the Kallassy Ankle Support, the Sports Supports product line of braces and supports, the Secure-All brand of patient safety devices, and the Turtle Neck and 911 First Response safety collars. In February 2002, we purchased Chattanooga Group, Inc., a provider of orthopedic rehabilitation products, which became our Chattanooga Group Division. Chattanooga Group, Inc., which had been in business for over 50 years, originally manufactured and sold the Hydrocollator Steam Pack and has since expanded its product line to include a wide variety of rehabilitation and home health products making it capable of providing turn-key clinics for orthopedic professionals. The Chattanooga Group Division designs, manufactures and distributes around the world a wide range of rehabilitation products including Intelect electrotherapy units, OptiFlex continuous passive motion devices, Triton and Adapta therapy tables, along with Hydrocollator heating and chilling units. These acquisitions provide us access to a wide range of distribution partners and allow us the opportunity to sell our existing products to an expanded customer base. With the completion of these two acquisitions, we provide a comprehensive range of orthopedic devices and related products to orthopedic specialists operating in a variety of treatment settings.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates estimates, including those related to inventory, accounts receivable, deferred taxes, goodwill, intangible assets, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent that actual events differ from our estimates and assumptions, there could be a material impact to our financial statements.

The following is a brief discussion of our more significant accounting policies and methods. For more information, see Note 1 to the Consolidated Financial Statements included elsewhere in this prospectus.

Inventory Reserves

The nature of our business requires us to maintain sufficient inventory on hand at all times to meet the requirements of our customers. We record inventory at the lower of cost or market, with cost based upon average actual cost. We maintain inventory reserves for such issues as slow moving or excess inventory, product obsolescence and declines in valuation. Our inventory reserve policy is primarily based on our products and market practices. We determine the amount and timing of write downs by division. In each division we use a specific identification methodology (product rationalization) which can occur whenever there is a change in strategy. In addition, we review sales performance on at least a quarterly basis to determine the amounts that we should add to the existing reserve. We monitor reserves on a quarterly basis and make changes as determined by the processes referred to above. To determine the adequacy of our reserves at each reporting period we analyze the following, among other factors:

•	current inventory quantities on hand;

•	product acceptance in the marketplace;

•	customer demand;

•	historical sales;

•	forecasted sales;

•	product obsolescence; and

•	technological innovations.

Any modifications to our estimates of our reserves are reflected in cost of goods sold within the statement of operations during the period in which such modifications are determined necessary by management.

Revenue Recognition

Our Surgical Division products are sold through a network of independent sales representatives in the United States and by distributors outside the United States. We record revenues from sales made by sales representatives, who are paid commissions upon the ultimate sale of the products, at the time the product is used in a surgical procedure (implanted in a patient) and a purchase order is received from the hospital. We record revenues from sales to customers outside the United States at the time the product is shipped to the distributor. Our distributors, who sell the products to other customers, take title to the products, have no rights of return and assume the risk for credit and obsolescence. Distributors are obligated to pay us within specified terms regardless of when they sell the products. In addition, there is no price protection available to distributors.

We sell our Soft Goods Division products to distributors, retail outlets and various medical and sports establishments. We record sales at the time the product is shipped to the customer. Customers take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell or use the products and have no price protection except for distributors who participate in our rebate program. We allow product returns only with our prior approval and we maintain a reserve for estimated product returns based on actual historical experience. In addition, we grant rebates to distributors and we maintain a reserve for future rebate claims based on actual historical experience. The reserves for estimated product returns and rebate claims are a deduction from the sales recorded for each reporting period.

We sell our Chattanooga Group Division products to dealers who take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell the products and have no price protection. We record the sales when the products are shipped to the dealers. We allow product returns only with our prior approval and we maintain a reserve for estimated product returns based on actual historical experience. In addition, we sell extended warranty contracts, which account for less than 1% of our total revenue, and we recognize warranty revenues ratably over the life of the warranty period.

We must make estimates of potential future product returns and rebates related to current period product revenue. To do so, management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns, rebates and other allowances in any accounting period.

Allowance for Doubtful Accounts

We must make estimates of the uncollectibility of accounts receivable. In doing so, management analyzes accounts receivable and historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts.

Deferred Tax Asset Valuation Allowance

In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon whether we attain future taxable income during the periods in which those temporary differences become deductible. Based upon management’s projections of future taxable income and the periods and manner in which our deferred tax assets will be available, management estimates that it is more likely than not that all of our deferred tax assets will be available to offset future taxable income. As such, no valuation allowance has been provided against the deferred tax asset balance.

Goodwill and Intangible Assets

We must make estimates related to the initial recognition and measurement of intangible assets that we acquire in connection with a business combination or asset acquisition, as well as the ongoing measurement of the useful life and value of intangible assets and goodwill. With respect to valuations of intangible assets that we acquire in connection with a business combination or asset acquisition, we use both internal and external third-party evaluations in determining the respective fair values and relative allocations of acquisition cost to the assets acquired and the liabilities assumed. Additionally, on an ongoing basis, we review our intangible assets and goodwill to determine if there has been any change in the useful life of an intangible asset or whether there has been impairment of these assets.

Results of Operations

Three Months Ended March 29, 2003 Compared to the Three Months Ended March 30, 2002

Our sales were $26.4 million for the quarter ended March 29, 2003, representing an increase of $7.1 million, or 37%, over the quarter ended March 30, 2002. This increase is largely due to increased sales in the Chattanooga Group Division which we operated during the related periods for an additional six weeks in 2003 as compared to 2002, and a 4% increase in sales for the Surgical Division from $8.2 million to $8.5 million. The Chattanooga Group Division contributed sales of approximately $14.4 million, or 55% of total sales for the first quarter of 2003, with the Surgical Division contributing $8.5 million. The Soft Goods Division reported sales of $3.4 million, a decline of 26% from the $4.7 million of sales in 2002. While this decrease in 2003 is at least in part a result of the major customers of the Soft Goods Division temporarily decreasing their inventory purchases to lower their inventory levels, we believe that our customers will maintain reduced levels as a result of improved customer confidence in the timeliness of deliveries from Encore. We believe this decline in Soft Goods Division sales will continue at least through December 31, 2003.

Our gross margin increased by $3.3 million, or 34%, to $12.9 million as compared to $9.7 million for the first quarter of 2002. This increase was a result of several factors. First, the Chattanooga Group Division accounted for $3.3 million of the increase and the Surgical Division’s gross margin increased by $268,000. These increases were offset by a $337,000 decrease in gross margin for the Soft Goods Division. The Chattanooga Group Division increase was partly due to including results of operations for the full three months in 2003 versus seven weeks in 2002. As a percent of sales, each division exhibited increases in its gross margin in 2003 over 2002. The Surgical Division increased from 69.4% to 69.8%, the Chattanooga Group Division increased from 38.3% to 40.2%, and the Soft Goods Division increased from 32.8% to 34.7%. However, consolidated gross margin as a percent of sales decreased from 50% to 49% when compared to the first quarter of 2002, since the sales mix in 2003 reflects a greater percentage of rehabilitation sales compared to surgical product sales. Sales of rehabilitation equipment in the Chattanooga Group Division have lower gross margins than sales of surgical products.

Our selling, general and administrative expenses increased $1.6 million, or 19%, in the first quarter of 2003 compared to the first quarter of 2002. The Chattanooga Group Division’s expenses increased by $1.7 million due to the additional six weeks of activity included in 2003 compared to the first quarter of 2002. Because sales increased at a higher rate than did selling, general and administrative expenses, such expenses decreased to 38% of our sales for the first quarter of 2003 from 43% in the first quarter of 2002.

Our research and development expenses increased $515,000, or 83%, in the first quarter of 2003 from the first quarter of 2002. Our acquisition of Chattanooga Group Inc. accounted for $386,000 of the increase while the expenses of our Surgical and Soft Goods Divisions increased by $107,000 and $22,000, respectively. Surgical Division expenses increased due to clinical studies for the Reverse Shoulder Prosthesis, testing activities supporting the release of the 3DKnee System and data collection for the ceramic-on-ceramic acetabular hip PMA submittal. Based upon our increased size as a result of internal growth and our emphasis on delivering new products, research and development expenses will continue to exceed historical amounts. However, because of our increased size, research and development expenses as a percentage of sales should not increase materially.

The combination of all of these factors resulted in a 155% increase in our operating income to $1.9 million in the first quarter of 2003 compared to $748,000 in the first quarter of 2002.

Our interest expense increased $1.1 million, or 134%, for the first quarter of 2003, to $1.9 million as compared to $817,000 during the same period in the prior year. This was primarily due to additional interest expense related to the acquisition of the Chattanooga Group Division being incurred for a full quarter in 2003.

Overall, our net income for the first quarter of 2003 was $42,000 as compared to net income of $35,000 during the first quarter of 2002.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Our sales were $95.5 million for 2002, representing an increase of $52.9 million, or 124%, over 2001. The primary reason for this significant increase was the sales our Chattanooga Group Division generated after our February 2002 acquisition of Chattanooga Group, Inc.

The Chattanooga Group Division reported sales of $46.1 million, representing a 4% increase over its sales levels of $44.2 million for the comparable period in 2001, which were generated prior to its acquisition by Encore. The Chattanooga Group Division’s sales for 2002 represented 48% of our total annual sales for 2002. In the Surgical Division, overall sales for 2002 of $31.9 million represent a 6% decrease when compared to sales levels of 2001. This decrease in 2002 Surgical Division sales resulted principally from increases in price and changes in product mix offset by decreases in volume. Domestic sales for our Surgical Division increased 11% compared to 2001 domestic sales. The increase has been most notable in the spine implant area where domestic sales increased 90% over the level of spine product domestic sales for 2001 although spine implant sales accounted for only 12% of our Surgical Division’s overall domestic sales. International sales in the Surgical Division totaled $4.2 million for 2002, which represents a decrease of 52% when compared to our Surgical Division’s 2001 international sales. This decrease is primarily a result of a competitor acquiring our German distributor in the fall of 2001. The Soft Goods Division contributed $17.5 million in sales for 2002, compared to $8.9 million for 2001, when only six months of sales were generated as a result of the July 2001 acquisition of the orthopedic soft goods assets from Kimberly-Clark Corporation.

Our gross margin increased by $21.3 million, or 86%, in 2002 to $46 million as compared to $24.8 million for 2001. This increase, like the increase in sales, was largely due to our February 2002 acquisition of Chattanooga Group, Inc., which accounted for $18.7 million of the increase. Gross margin in our Soft Goods Division increased by $2.5 million due to operating this division for a full year in 2002 as compared to only six months in 2001, and 2002 gross margin from the Surgical Division increased by $157,000 over 2001. While gross margin grew in 2002 by absolute dollar amounts, overall gross margin as a percentage of sales decreased from 58% to 48% when compared to 2001 primarily as a result of the increase in volume of lower margin rehabilitation equipment and soft goods. The Surgical Division’s gross margin as a percent of sales improved for the year from 65% to 69% due primarily to the change in sales mix in favor of domestic sales that yield higher margins. Sales of Soft Goods Division products produced a gross margin of 31% in 2002, compared to 33% in 2001 and sales of rehabilitation equipment in our Chattanooga Group Division produced a gross margin of 40% of sales in 2002.

Our selling, general and administrative expenses totaled $35.6 million for the year, representing an increase of $15.7 million, or 79%, over 2001 expenses of $19.9 million. However, as a percentage of sales, selling, general and administrative expenses decreased to 37% for 2002 from 47% in 2001. These expenses increased in 2002 partly because of the operations of our Chattanooga Group Division after our February 2002 acquisition of Chattanooga Group, Inc. Our Chattanooga Group Division incurred $10.6 million of selling, general and administrative expenses in 2002, or 68% of the total increase for the year, and the Soft Goods Division increased $3.5 million to $5.9 million due to the first full year of expenses related to that division. The remaining increase was primarily attributable to two factors. First, our marketing expenses increased $700,000 due to increased activities associated with tradeshows and consulting surgeons. Second, our general and administrative expenses increased $800,000 in 2002 principally because of expanded investor relations activities, higher premium costs for directors and officers liability insurance, increased strategic planning activities, and significant attorney fees related to the Akthea litigation in 2002.

Our research and development expenses increased by approximately $1.7 million, or 96%, to approximately $3.4 million for 2002 from $1.7 million in 2001. The inclusion of research and development expenses related to the Chattanooga Group Division primarily accounted for this increase.

Unlike 2001 when we reported $1.6 million relating to specific non-recurring items, we incurred no non-recurring charges during 2002. In 2001, these non-recurring items included $917,000 related to a senior management option exchange program, $535,000 in connection with a legal settlement of a lawsuit brought by a former stockholder in an attempt to stop the issuance of the Series A Preferred Stock and $171,000 charged for the cashless exercise of options by a former employee.

The combination of increased sales and gross margins and the absence of non-recurring items in 2002 resulted in a $5.5 million increase in operating income to $7.1 million for the year ended December 31, 2002 compared to $1.5 million for the year ended December 31, 2001. The large improvements in operating income were offset by increased interest expense and a higher effective tax rate to produce annual net income of $6,000 for 2002 compared to annual net income of $548,000 for 2001 before the $3.7 million charge because of the beneficial conversion feature related to the issuance of our Series A Preferred Stock. Interest expense increased to $7.2 million in 2002 from $1.3 million in 2001. This $5.9 million increase was directly related to additional interest incurred in connection with the February 2002 Chattanooga Group, Inc. acquisition. The effective tax rate rose to 98% for the year principally due to the permanent tax differences related to the financing of the Chattanooga Group, Inc. acquisition compared to the level of 2002 pre-tax income.

The proceeds of this offering are being used to repay our subordinated debt to CapitalSource Finance LLC. Upon payoff of this debt, we will recognize approximately $5.8 million of interest expense, which has been estimated assuming an August 15, 2003 repayment date, for the unamortized deferred charges and debt issuance costs related to this debt. The unamortized deferred charges related to our CapitalSource subordinated debt is a significant component of our current permanent tax differences because the amount deductible for federal income tax purposes is significantly less than the amount to be expensed for financial reporting purposes. This repayment of the CapitalSource subordinated debt may result in a decreased effective federal tax rate for financial reporting purposes commencing in 2004 as compared to the current federal tax rate because of the elimination of a significant portion of the permanent tax differences.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Total sales in 2001 increased 42% to $42.6 million from $30.0 million in 2000 as a result of increases in sales volume and sales price. Implant product sales increased to $33.8 million in 2001, or 12% over 2000. We focused on building our domestic sales force resulting in domestic implant sales increasing by 28% with every product line experiencing significant growth. International sales decreased by 17% in 2001 as a result of the termination in the fourth quarter of 2000 of our principal European distributor.

Our gross margin increased by $9.7 million, or 65%, compared to 2000 principally because of the absence of additional charges in 2000 for inventory write downs resulting from our product rationalization, which in 2000 amounted to $4.2 million. Our Soft Goods Division contributed $2.9 million to gross margin in 2001 and the gross margin for surgical implants increased by $2.6 million, or 13%, excluding this additional charge to inventory in 2000. Gross margin as a percent of sales for 2000 without the inventory charge for product rationalization was 64%, and with the inventory charge was 50%. Gross margin as a percent of sales declined from 64% in 2000 to 58% in 2001 due to sales mix, both geographical and product. Gross margin as a percent of sales for 2001 was 58% overall and was 65% for surgical implants and 33% for soft goods.

Our selling, general and administrative expenses increased $4.5 million, or 29%, in 2001 compared to 2000. Of this increase, $2.4 million related to the addition of the Soft Goods Division in July 2001. The remaining portion of the 2001 increase was due in part to increased commissions and royalties paid totaling $1.4 million as a result of higher implant sales. Finally, our general and administrative expenses increased $700,000 in 2001 due primarily to increased legal and professional expenses, relocation charges and salary expenses. However, as a percent of sales, our selling, general and administrative expenses decreased to 47% compared to 51% of sales in 2000.

Our research and development expenses decreased by $46,000, or 3%, in 2001 primarily due to the expenses associated with obtaining FDA approval of new products in late 2000 and early 2001, such as the Keystone

Modular Hip System and the Metal-on-Metal Acetabular Hip System. The decline in 2001 research and development is also due to the timing of expenditures for products then in development in 2001, including the design of a new revision shoulder, a new hip stem, and a new total knee system. We continued our clinical studies for a mobile bearing knee product, a ceramic-on-ceramic acetabular hip system and a ceramic femoral knee component.

We incurred additional charges of $1.6 million and $2.0 million in the second quarter of 2001 and the fourth quarter of 2000, respectively, relating to specific items which are not part of our normal selling, general and administrative, or research and development expenses, the components of which are summarized as follows:

	For the Year Ended December 31,
Description of Other Charges	2000	2001
	(in thousands)
Impairment of intangibles	$700	$—
Post retirement benefits for former employees	439	—
Provision for doubtful accounts	383	—
Legal settlement charges	—	535
Compensation expense associated with stock option exchange program	—	917
Other	479	171

Total	$2,001	$1,623

The most significant other charge in 2001 related to an exchange of certain outstanding options for stock. During 2001, approximately 1.9 million options owned by our senior management were cancelled and approximately 600,000 shares of common stock were issued to our senior management. The total charge taken for this exchange approximated $917,000, the cash impact of which was $419,000. The $535,000 in legal settlement charges in 2001 related to the settlement of the lawsuit brought by one of our stockholders in an attempt to stop the issuance of the Series A Preferred Stock. Of this expense, $125,000 was a cash expense. Finally, there was a $171,000 charge for compensation expense associated with a cashless exercise of options by a former employee.

Our income from operations increased from a loss of $4.1 million in 2000 to income from operations of $1.5 million in 2001. Our income from operations for 2001 would have been approximately $3.2 million if we had not recognized $1.6 million in charges described in the Other Charges table above. Our 2000 income from operations would have been approximately $2.1 million if we had not recognized in 2000 the other charges of $2.0 million set forth above in the Other Charges table above and the $4.2 million inventory charge. Of this $4.2 million inventory write-down, $4.0 million related to identified finished goods and $200,000 related to raw materials.

Our interest expense decreased $47,000 in 2001 to $1.3 million as compared to 2000. This decrease reflects both lower interest rates on our revolving credit facility and a decreasing amount outstanding on that revolving credit facility. As a result of the sales increases and the lower spending levels, overall, net income for 2001 was $548,000 as compared to a net loss in 2000 of $3.3 million.

On June 12, 2001, we issued 132,353 shares of Series A Preferred Stock at $102.00 per share for an aggregate purchase price of $13.5 million. The 132,353 shares of our Series A Preferred Stock were immediately convertible into shares of our common stock at a conversion rate equal to 100 shares of common stock for each share of Series A Preferred Stock. Issuance costs associated with our sale of Series A Stock amounted to $660,000 in 2001. We recorded in June 2001 a charge to net income available to common stockholders of $3.7 million representing the fair value of the beneficial conversion feature of the Series A Preferred Stock because the stock was immediately convertible into our common stock at the holder’s option at a conversion price of $1.02 per share, which was below the per share closing price of our common stock on the date we issued our shares of the Series A Preferred Stock.

Capital Expenditures

The following table summarizes our capital expenditures during the indicated periods:

	For the Years Ended December 31,
	2000	2001	2002
	(in thousands)
Buildings and leasehold improvements	$26	$70	$58
Equipment	122	87	354
Furniture and fixtures	266	649	615
Surgical instrumentation	1,280	1,899	467

Total	$1,694	$2,705	$1,494

	For the Three Months Ended
	March 30, 2002	March 29, 2003
	(in thousands)
Buildings and leasehold improvements	$0	$142
Equipment	45	106
Furniture and fixtures	146	76
Surgical instrumentation	32	23

Total	$223	$347

We have made significant investments in the surgical implant instrumentation required to implant our surgical products. The size of our investments in this instrumentation has increased due to the increasing size of our sales force and the expansion of our product lines. Consistent with industry practice, our sales agents often provide surgeons with the usage of necessary surgical implant instrumentation free of charge. Following surgery, the instruments are returned to us or our agents and the hospital pays us for any products used in the surgery. In the United States, we capitalize and depreciate the surgical implant instrumentation we purchase, whereas the instruments are sold or leased to our international customers.

We have invested in various machine tools in order to increase our manufacturing capacity. We primarily acquire our machinery through capital leases or acquisitions. We have devoted significant capital resources to expanding and improving our management information systems through the addition of computer hardware and software, and various other related equipment required to support a growing organization.

Additionally, we acquired $1.3 million of equipment in connection with the acquisition of the Soft Goods Division on July 2, 2001. We have capitalized $657,000 in 2001 and $256,000 in 2002 primarily in warehouse equipment, computer equipment and software to set up information systems, network and warehousing capabilities related to the Soft Goods Division. We acquired $5.8 million in property and equipment related to our acquisition of Chattanooga Group, Inc. We have capitalized $701,000 since this acquisition, which is primarily office and plant equipment.

Liquidity

Since inception, we have financed our operations through the sale of equity securities, borrowings and cash flow from operations. Our Bank of America credit facility, entered into as of February 8, 2002, totals $30 million in principal availability, including a $25 million revolving line of credit and two term loans totaling $5 million in original principal amount. The availability of funds we can borrow at any given time under the revolving line of credit depends upon the level of the borrowing base, which is based upon accounts receivable and inventory. At May 24, 2003, we had an available borrowing base of approximately $17.6 million, and we had borrowed $11.4 million of this available amount.

During the first quarter of 2003, operating activities provided cash and cash equivalents of $1.4 million. This compares favorably to 2002 when operating activities provided cash and cash equivalents of $695,000.

We executed various security documents and we pledged all of our assets to the lenders to secure the financing under the Bank of America credit agreement. The interest rate under our credit facility is Bank of America’s base rate plus 1.5%, or the London Interbank Offered Rate (“LIBOR”) plus 3%, for the line of credit; base rate plus 2%, or LIBOR plus 3.5%, for the $4,000,000 term loan; and base rate plus 2.25%, or LIBOR plus 3.75%, for the $1,000,000 term loan.

Additionally, in order to finance the acquisition of Chattanooga Group, Inc., we and our subsidiaries entered into a note and equity purchase agreement dated as of February 8, 2002 with CapitalSource Finance LLC (“CapitalSource”), as agent and purchaser, pursuant to which we sold to CapitalSource $24,000,000 in senior subordinated notes. We and our subsidiaries executed various security documents whereby we pledged our assets to CapitalSource in order to secure our obligations. CapitalSource’s rights to the collateral we have pledged to them to secure the senior subordinated notes are junior and subordinate to the rights in the collateral of the various lenders and the security interests created by the security documents executed pursuant to the Bank of America credit agreement. The cash interest rate under the senior subordinated notes payable to CapitalSource is equal to the base rate of Citibank, N.A. plus 4%, but with a minimum cash interest rate of not less than 13% and a maximum cash interest rate of not more than 15%. In addition to this interest, the senior subordinated notes payable to CapitalSource are also subject to interest payable-in-kind on the outstanding balance of the notes at a rate of 2.75% and is accrued and added to the principal outstanding balance of the notes on a monthly basis.

In connection with the CapitalSource note agreement, we granted to an affiliate of CapitalSource a warrant to purchase through February 8, 2009 up to an aggregate of 2,198,614 shares of our common stock at a purchase price of $0.01 per share.

These debt arrangements contain operating and financial restrictions which may restrict our business and financing activities. These debt agreements restrict our ability to (i) incur additional indebtedness; (ii) issue redeemable equity interests and preferred equity interests; (iii) pay dividends or make distributions, repurchase equity interests or make other restricted payments; (iv) make capital expenditures; (v) create liens; (vi) enter into transactions with our affiliates; (vii) make investments; (viii) sell assets; or (ix) enter into mergers or consolidations.

Because we did not generate $16.5 million of earnings before interest, taxes, depreciation and amortization for the 12 month period ending March 29, 2003 and provided we have paid in full the $2.5 million remaining unpaid balance as of May 24, 2003 under the term loans under our Bank of America credit facility, we may prepay to CapitalSource, without penalty, up to $6 million of the aggregate principal amount of our senior subordinated notes, together with all accrued and unpaid interest, payable-in-kind interest, and other amounts due, such payment applied to the aggregate principal amount after first being applied to accrued interest. If we exercise this prepayment right in full, then a pro-rata portion of the CapitalSource warrants will be conveyed by an affiliate of CapitalSource to three related entities, Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. (collectively, the “Galen Entities”). In the event we do not exercise our right to prepay the $6 million in aggregate principal amount of the notes, the Galen Entities may be required by CapitalSource to purchase the $6 million in aggregate principal amount. We would then issue CapitalSource a new senior subordinated note under the same terms and conditions as the other senior subordinated notes for all unpaid payable-in-kind interest and accrued interest on the notes which we estimate will approximate $300,000 as of August 15, 2003. The Galen Entities beneficially own approximately 54% of the outstanding shares of our common stock (on an as-converted basis) as of May 24, 2003. Upon purchase by the Galen Entities, (a) the $6 million in aggregate principal amount of the senior subordinated notes will automatically convert into additional shares of our Series A Preferred Stock at a conversion price equal to the lower of (i) $150 per share or (ii) 50 times the greater of $1 or the trailing ten-day average closing price of our common stock on the date of conversion, and (b) a pro-rata portion of the warrants will also be conveyed by CapitalSource to the Galen

Entities. Therefore, the $6 million in debt which we have the option to prepay to CapitalSource has been included in our current liabilities because the right to prepay up to $6 million in aggregate principal amount must be exercised by August 15, 2003 or Galen may be called to purchase the notes within 90 days thereafter and such notes will convert into Series A Preferred Stock. As an inducement for the Galen Entities to enter into the agreement among the Galen Entities and CapitalSource, we granted the Galen Entities options dated as of February 8, 2002 to acquire up to that number of shares of our common stock with a value equal to $6 million at an exercise price equal to the greater of $3.50 per share or one-half of the trailing ten-day average closing price of our common stock on the date of exercise. If the Galen Entities choose to exercise any of their warrants, then the option will automatically be terminated. The option will otherwise automatically terminate on the earlier of (i) the 30th day following the date the Galen Entities are no longer obligated to purchase any senior subordinated notes under the agreement among CapitalSource and the Galen Entities, (ii) the date the Galen Entities acquire any senior subordinated notes or (iii) August 15, 2003. If the Galen Entities fail to purchase the $6 million in aggregate principal amount of the senior subordinated notes when called to do so by CapitalSource, we will remain obligated to CapitalSource but will not be required to prepay the $6 million of senior subordinated notes.

In the first and third quarters of 2002, we received from our lenders waivers of events of default related to our non-compliance with a covenant which requires us to achieve a minimum level of cash flow, based on earnings before interest, taxes, depreciation and amortization expenses. We amended our agreements with our senior lenders to modify our minimum cash flow covenant effective for the second quarter of 2002. In addition, we further amended our agreements to modify our minimum cash flow covenant and some of our other financial covenants effective as of the fourth quarter of 2002.

While we currently believe we will be able to meet all of our financial covenants during 2003 and will be able to keep the need for outstanding debt under the maximum ceilings for amounts outstanding, there is no assurance that we will in fact be able to do so or that we will be able to obtain a waiver of default or amendments to our credit agreement in the future. Accordingly, there exists the possibility that we will need to obtain additional equity financing, although there is no assurance as to the amount, availability or cost of such financing.

In addition to the current restrictions and requirements contained in our current loan and credit agreements, our significant debt level may limit our flexibility in obtaining additional financing and in pursuing other business opportunities. Our high degree of leverage could have negative consequences for us, including the following: (i) the ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or financing may not be available to us on favorable terms; (ii) we will need a substantial portion of our cash flow to pay the principal and interest on our indebtedness, including indebtedness that we may incur in the future; (iii) payments on our indebtedness will reduce the funds that would otherwise be available for operations and future business opportunities; (iv) a substantial decrease in net operating cash flows could make it difficult for us to meet our debt service requirements and force us to modify our operations; (v) our debt level may make us more vulnerable than our competitors to a downturn in either our business or the economy in general; and (vi) since some of our debt has a variable rate of interest, it exposes us to the risk of increased interest rates.

Market Risk

We are exposed to certain market risk as part of our ongoing business operations. Primary exposure includes changing interest rates. We are exposed to interest rate risk in connection with the term loans and borrowings under the Bank of America senior credit agreement, which bear interest at floating rates based on LIBOR or the prime rate plus an applicable borrowing margin, as described previously. We manage our interest rate risk by balancing the amount of fixed and variable debt. For fixed rate debt, interest rate changes affect the market value, but do not impact earnings or cash flow. Conversely, for variable rate debt, interest rate changes generally do not affect the fair market value, but do impact future earnings and cash flow, assuming other factors are held constant. All of the Bank of America credit facility is variable rate debt. The senior subordinated notes, while having the possibility for interest rate fluctuation, were structured so as to remain at no less than 13% interest and no more than 15% interest. Some of our debt is fixed rate debt. We may use derivative financial instruments where appropriate to manage our interest rate risk. However, as a matter of policy, we do not enter into derivative or other financial investments for trading or speculative purposes. To date, we have entered into no derivative financial instruments. Historically all of our sales have been denominated in U.S. dollars and, therefore, we have not been subject to foreign currency exchange risks. However, we have begun to directly distribute our Chattanooga Group Division products in selected foreign markets, and some of these sales of our products in European markets are denominated in Euros, which cause currency fluctuations to more directly impact our operating results.

Contractual Obligations, Commercial Commitments and Leases

The following table summarizes our contractual obligations associated with our long-term debt, lease obligations and purchase obligations (in thousands) for the periods after December 31, 2002:

	Payment due by period
Contractual Obligations (As of December 31, 2002)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations	$37,735	$3,779	$14,779	$19,177	$—
Capital lease obligations	183	133	50	—	—
Operating lease obligations	2,867	775	1,323	769	—
Purchase obligations	2,318	2,318	—	—	—

Total	$43,103	$7,005	$16,152	$19,946	$—

The above table includes within the 3-5 year column the approximate $6.2 million of principal and interest on our senior subordinated debt that we may be obligated to prepay in 2003 as we did not generate $16.5 million of earnings before interest, taxes, depreciation and amortization for the 12 month period ending March 29, 2003 (see the section entitled “Management’s Discussion and Analysis — Liquidity”).

Quarterly Results of Operations

The following table presents a summary of our unaudited quarterly operating results for each of the four quarters of 2002 and the first quarter in 2003. We derived this information from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our audited financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	Mar 30, 2002	Jun 29, 2002	Sep 28, 2002	Dec 31, 2002	Mar 29, 2003
	(unaudited; in thousands, except per share data)
Sales	$19,308	$25,519	$24,474	$26,190	$26,392
Gross margin	9,690	11,648	11,571	13,131	12,944
Income (loss) from operations	748	2,025	2,083	2,237	1,905
Net income (loss)	35	(154)	120	5	42
Basic earnings (loss) per share	$0.00	$(0.02)	$0.01	$0.00	$0.00
Weighted average shares—basic	10,018	10,244	10,377	10,476	10,668
Diluted earnings (loss) per share	$0.00	$(0.02)	$0.00	$0.00	$0.00
Weighted average shares—diluted	25,755	10,244	26,654	26,622	26,663

Recently Issued Accounting Standards

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is applicable for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and portions of APB Opinion No. 30, “Reporting the Results of Operations.” This Statement also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a temporarily controlled subsidiary. The adoption of SFAS No. 144 did not have a material impact on our financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, ”Accounting for Stock-Based Compensation — Transition Disclosure — an amendment of FAS 123.” This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation.” This Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have made certain disclosures required by SFAS No. 148 in the consolidated financial statements for the year ended December 31, 2002 and the additional disclosures required by SFAS No. 148 in the first quarter of 2003. Accordingly, adoption of SFAS No. 148 will not impact our financial position, results of operations, or cash flows.

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not believe that adoption of EITF Issue No. 00-21 will have an impact on our consolidated financial statements.

BUSINESS

Overview

We are a diversified orthopedic company that designs, manufactures, markets and distributes a comprehensive range of high quality orthopedic devices, sports medicine equipment and other related products for the orthopedic industry. Our products are used primarily by orthopedic surgeons, physical and occupational therapists and other orthopedic specialists who treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. We currently market and distribute our products through three operating divisions, our Surgical Division, our Chattanooga Group Division and our Soft Goods Division. Our Surgical Division offers reconstructive joint products, including hip, knee and shoulder implants, trauma products and spinal implants. Our Chattanooga Group Division is a leader in domestic sales of many of the orthopedic rehabilitation products in the market. Our Soft Goods Division provides orthopedic soft goods that are used to assist the patient in recovery from injury or a surgical procedure and to protect against further injury. Our three divisions enable us to reach a diverse customer base through multiple distribution channels.

Since our formation in 1992 as an orthopedic implant company, our business has grown through a combination of internal growth and strategic acquisitions. Throughout our history, we have placed a strong emphasis on research and development that has fueled the product pipeline of our Surgical Division. We have developed numerous products and have obtained regulatory approval for over 100 products and product improvements focused on the orthopedic total joint, trauma and spinal segments of the surgical market. The Chattanooga Group Division also has a history of and continues to emphasize new product introductions. We continue to develop internally new products to enhance the growth of our sales. For example, in 2003 we introduced the 3DKnee System and VitalStim, a therapeutic product used in the treatment of a swallowing disorder called dysphagia. We intend to introduce several new products in 2003.

We have completed two significant acquisitions since July 1, 2001 that have allowed us to expand our business into two new product segments of the orthopedic market, orthopedic soft goods and rehabilitation equipment, both of which complement our Surgical Division. In July 2001, we purchased the orthopedic soft goods, patient safety devices and pressure care product lines of Kimberly-Clark Corporation. These product lines currently form the basis of our Soft Goods Division. In February 2002, we purchased Chattanooga Group, Inc., a provider of orthopedic rehabilitation products, which became our Chattanooga Group Division. These acquisitions provide us access to a wide range of distribution partners and allow us the opportunity to sell our existing products to an expanded customer base. With the completion of these two acquisitions, we provide a comprehensive range of orthopedic devices and related products to orthopedic specialists operating in a variety of treatment settings.

We manufacture the majority of our products in our facilities and utilize third party vendors as we deem appropriate. Our vertically integrated manufacturing processes allow us to provide quality products, respond to changes in demand, and realize manufacturing efficiencies.

On March 25, 1997, Encore Orthopedics, Inc., a Delaware corporation and our company’s predecessor (formed in April 1992), merged with a subsidiary of Healthcare Acquisition Corporation, a Delaware corporation. As a result of the merger, Healthcare Acquisition Corporation’s name was changed to Encore Medical Corporation, and Encore Orthopedics, Inc. became a wholly-owned subsidiary of Encore Medical Corporation. In February 2002, Encore Orthopedics, Inc. was converted from a Delaware corporation to a Delaware limited partnership, and changed its name to Encore Medical, L.P.

Industry Background

The worldwide orthopedics market was estimated to be approximately $14.7 billion in 2001, with sales in the United States accounting for approximately $8.9 billion. Several factors are driving growth in the orthopedic industry, including:

•

Favorable demographics.    According to U.S. Census data, the total U.S. population is projected to grow approximately 8% from 2001 to 2010, while the number of individuals in the U.S. over the age of 65 is projected to grow at an even faster rate, approximately 13% during that period. A majority of reconstructive implant surgeries are performed on patients who are aged 65 and over. In addition, elderly patients are more likely than others to use orthopedic soft goods and rehabilitation equipment for post-surgery recovery, to treat or prevent an injury, to help relieve chronic pain or to improve function. Furthermore, as people are living longer, more active lives, they are engaging in sports and activities such as running, skiing, rollerblading, golf and tennis which we believe result in more frequent injuries than ever before.

•	Improving technologies. Advances in technologies and procedures have expanded the scope and applications of products addressing the orthopedic market. For example, joint reconstruction was historically reserved for older patients who tend to be less active and who typically place less stress on their implants. However, with new technologies that prolong the life of implants and conserve patients’ existing bone, surgeons are able to accommodate younger and more active patients. In addition, developments in alternative surface interfaces that reduce wear, such as ceramic-on-ceramic and metal-on-metal, have created products that are superior to traditional implants, and encourage surgeons to implant them earlier in a patient’s life. Further, new developments in minimally invasive hip and knee implant surgical procedures encourage patients and their surgeons to turn to implants earlier in the overall treatment process.

•	Increased pricing and replacement procedure volume. We believe new technologies such as ceramic-on-ceramic acetabular hip implants, typically command a premium price to traditional implants. In addition, with the average lifespan of many reconstructive joint implants being 15 to 20 years, a revision replacement device must often be implanted once the older device loses its effectiveness. These revision replacement procedures represent a growing proportion of total reconstructive procedures, as the first large group of patients to receive reconstructive joint devices was in the 1980s, and these devices are generally due for replacement. Because these revision replacement implants are more complex, they typically are more expensive to produce but yield higher prices. As a result, the orthopedic implant market has benefited from a positive mix shift, through both the introduction of new products and the increased sales of revision products.

Our Strategy

Our objective is to strengthen our position as a provider of a comprehensive range of orthopedic devices and related products to orthopedic surgeons, physical and occupational therapists and other orthopedic specialists operating in a variety of treatment settings. To achieve this objective, we intend to:

•	Expand U.S. market coverage of our Surgical Division. We intend to expand our coverage and further penetrate the U.S. surgical device market. As of May 24, 2003, we had 111 sales representatives, which is an increase of approximately 21% over the number of our sales representatives at December 31, 2002. These sales representatives market our products in all or part of approximately 35 states, and we believe that there is significant growth potential for us if we can enter additional states and penetrate new markets in the states we presently serve. In recruiting sales representatives, we seek individuals who have strong relationships with orthopedic surgeons, which provide us with additional opportunities to develop new relationships, increase overall market awareness of our products and increase our overall sales.

•	Develop and launch new products. We plan to continue to develop and launch new products through internal development and potential acquisitions. In our Surgical Division, we intend to expand our reconstructive joint and spinal product lines to better meet the needs of orthopedic surgeons and to cover additional types of surgical procedures. In 2001, we launched our new Keystone Revision Hip System. In 2002, we launched the Cemented Calcar Hip System. In 2003, we have released the EPIK unicondylar knee and the 3DKnee System, and we have begun clinical studies on the Reverse Shoulder Prosthesis. Our Chattanooga Group Division introduced VitalStim, a therapeutic product for the treatment of dysphagia, a swallowing disorder, and expects to introduce several other new products during 2003.

•	Pursue strategic acquisitions. We intend to expand our business through selected acquisitions of complementary businesses, products or technologies in the orthopedic industry. Since July 2001, we have made two strategic acquisitions that significantly enhanced our product offerings and expanded our customer base. The first was the acquisition of the orthopedic soft goods, patient safety device and pressure care product lines from Kimberly-Clark Corporation and the second was the acquisition of Chattanooga Group, Inc. We will continue to pursue acquisitions of companies or product lines that are complementary to our product mix, sales and distribution network, or manufacturing capabilities. However, we do not have any acquisition commitments or agreements at this time.

•	Expand international distribution capabilities. Although approximately half of the worldwide sales of orthopedic devices and related products occur outside the United States, only 10% of our sales for 2002 were derived from international sales. Consequently, we believe there are opportunities to expand our business outside of the United States. We are seeking new distributors in Europe and other foreign markets. We may consider acquisitions of companies that have already established an international sales and marketing or distribution infrastructure. However, we do not have any acquisition commitments or agreements at this time.

•	Strengthen relationships with distributors and buying groups. Our Chattanooga Group and Soft Goods Divisions rely on distributor and buying group relationships for product distribution. We continually seek opportunities to strengthen our relationships with our distributors and buying groups. For example, we have an agreement with Cardinal Healthcare Corporation to distribute our line of orthopedic soft goods through Cardinal Healthcare Corporation’s Best Value™ Products program. Our sales to Cardinal Healthcare Corporation represented 32% of our Soft Goods Division sales during the first quarter of 2003.

Our Products

We design, manufacture, market and distribute orthopedic devices and related products for the orthopedic industry. Our products are used primarily by orthopedic surgeons, physical and occupational therapists and other orthopedic specialists who treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports related injuries. During 2002, our Surgical Division accounted for 34% of total sales, our Chattanooga Group Division accounted for 48% of total sales and our Soft Goods Division accounted for 18% of total sales.

Surgical Division

We currently design, manufacture and market a wide variety of orthopedic reconstructive joint products, trauma products, spinal implant products and instruments used by surgeons to perform orthopedic surgery.

Reconstructive Joint Products.    We offer reconstructive joint products in three general areas: knees, hips and shoulders. In 2002, knee products accounted for 38% of our Surgical Division sales, hip products accounted for 36% of our Surgical Division sales, and shoulder products accounted for 6% of our Surgical Division sales. The following table summarizes our current Surgical Division reconstructive joint product offerings:

Product Segment	Description	Brand Name
Knees	Primary total joint replacement	Foundation Primary Knee System
Foundation PS Primary Knee System 3DKnee System

	Revision total joint replacement	Foundation Revision Knee System

	Unicondylar joint replacement	EPIK Unicondylar Knee

Hips	Primary replacement stem	Foundation Hip Stem
Linear Hip Stem
Revelation Hip Stem
Vitality Hip Stem
Cemented Calcar Hip Stem

	Acetabular cup system	FMP Acetabular System
Metal-on-Metal Acetabular System
Ceramic-on-Ceramic Acetabular System

	Revision joint replacement	Keystone Hip System

Shoulders	Primary total joint replacement	Foundation Shoulder System Reverse Shoulder Prosthesis

	Fracture repair system	Foundation 4-Part Shoulder System

	Revision total joint replacement	Foundation Revision Shoulder System

Trauma Products.    Our trauma products are designed to address difficult surgical requirements brought about by disease, fracture and deformity. In 2002, trauma products accounted for approximately 6% of our total Surgical Division sales. Our trauma products include:

•	True/Flex Upper Extremity Intramedullary Nail System: a system of surgical nails used in repairing bone fractures, primarily for use in correcting upper extremity fractures;

•	True/Lok External Fixation System: an external fixation system developed by Texas Scottish Rite Hospital; and

•	True/Fix Internal Fixation Products: a complete line of specialty products for use in the treatment of upper extremity orthopedic trauma and additional trauma products used in the hip and ankle areas of the body.

Spinal Implant Products.    Within the United States we distribute spinal implant products designed and manufactured by Medicrea, a French company whose spinal implant products are used in lumbar and cervical fusion. The PASS Poly-Axial Spinal System, designed and manufactured by Medicrea, consists of a lumbar pedicle screw system used to achieve fusion of the spine. In 2002, sales of spinal products accounted for approximately 12% of our total Surgical Division sales.

Chattanooga Group Division

Our Chattanooga Group Division is a leading provider of rehabilitation products used by a variety of healthcare professionals involved in the field of physical medicine. In 2002, patient care products accounted for 47% of our Chattanooga Group Division sales; electrotherapy products accounted for 32% of our Chattanooga Group Division sales; physical therapy tables and traction products accounted for 15% of our Chattanooga Group Division sales; and chiropractic products accounted for 5% of our Chattanooga Group Division sales. The following table summarizes many of our current Chattanooga Group Division product offerings:

Product Segment	Description	Brand Name
Patient Care	Dry heat therapy	Fluidotherapy
	Hot/cold therapy	Hydrocollator
	Paraffin wax therapy	Para-Care
	Continuous passive motion	OptiFlex
	Moist heat therapy	TheraTherm
	Compression therapy	PresSsion

Electrotherapy	Electrotherapy/ultrasound	Intelect
Vectra
CPS
	Electrodes	Dura-Stick

Physical Therapy Tables	Treatment tables	Triton
Adapta
	Traction	TX
Triton
Tru-Trac

Chiropractic	Treatment tables	ErgoStyle
ErgoWave
ErgoBasic
ES2000
DTS

Soft Goods Division

Our Soft Goods Division offers orthopedic soft goods, patient safety devices and patient care products, which are used to assist in the repair and rehabilitation of soft tissue and bone, to protect patients from injury and to aid patients in their recovery from orthopedic trauma and surgery. In 2002, orthopedic soft goods products accounted for 63% of our Soft Goods Division sales, patient safety devices accounted for 31% of our Soft Goods Division sales and pressure care products accounted for 6% of our Soft Goods Division sales. The following table summarizes many of our current Soft Goods Division product offerings:

Product Segment	Description	Brand Name
Orthopedic Soft Goods	Cervical, spine and shoulder products	911 First Response
Chieftain

	Elbow, wrist and hand products	Sports Supports

	Lumbar, spine and torso products	Sports Supports

	Upper leg and knee products	Sports Supports
Power Play

	Lower leg, foot and ankle products	Kallassy Ankle Supports
Excelerator

Patient Safety Devices	Body belts and limb holders	Secure-All

Pressure Care Products	Knee, heel and elbow padding	Pre-Vent

Research and Development

Our research and development programs focus on the development of new products, as well as the enhancement of existing products with the latest technology and updated designs. We are continually seeking to develop new technologies to improve durability, performance and usability of existing products. In addition to our own research and development, we receive new product and invention ideas, especially in procedure-specific areas, from orthopedic surgeons, inventors and other orthopedic specialists. For ideas that we deem promising from a clinical and commercial perspective, we seek to obtain rights to these ideas through entering into either assignment or licensing agreements. We conduct research and development programs at our facilities in Austin, Texas, and in Chattanooga, Tennessee.

We spent approximately $1.8 million in 2000, $1.7 million in 2001 and $3.4 million in 2002 for research and development. As of May 24, 2003, our research and development department had 35 employees.

Marketing and Sales

Each of our three divisions has developed its own sales and distribution channels. The combination of these three divisions provides us the opportunity to sell our products to a variety of treatment settings across new and potentially complementary distribution networks.

Surgical Division

Our Surgical Division products are currently marketed and sold in the United States to hospitals and orthopedic surgeons through a network of 111 independent commissioned sales representatives who cover territories in all or part of approximately 35 states. We are actively recruiting sales agents and representatives to continue to expand the geographic areas in which we sell. Generally, our sales representatives sell either reconstructive and trauma products or spinal products. However, a few of our sales representatives sell all of these products. Sales agents are generally granted a contract with a term of one to five years. Representatives work for these agents. Agents are typically paid a sales commission and are eligible for bonuses if sales exceed certain preset objectives. We assign our sales agents to an exclusive sales territory. Substantially all of our sales agents agree not to sell competitive products. Typically we can terminate our agreements with sales agents prior to the expiration of our agreements only with “cause,” which includes failure to meet specified periodic sales targets. The few sales agents who are permitted to sell competitive products are terminable at will. We provide our agents with product inventories on consignment for their use in marketing our products and for filling customer orders.

Outside the United States, our surgical products are sold through distributors principally in Europe and Japan. While we previously had a distribution arrangement that covered substantially all of Europe, we terminated our relationship with that European distributor in the fourth quarter of 2000 because, based on the decline in European sales by that distributor, we determined that over time we could develop a more effective European distribution network on a country-by-country basis. In Japan, Senko Medical Trading Co. carries our total joint products and most of our trauma products while the rest of our trauma products are sold by Century Medical, Inc.

To a significant extent, sales of our surgical products depend on the preference of orthopedic surgeons and other sports medicine professionals. We have developed and maintained close contractual relationships with a number of widely recognized orthopedic surgeons who not only assist us with designing our products, but who also assist us in marketing our products. These orthopedic surgeons may give demonstrations utilizing our products, assist in the development of our marketing materials, participate in symposia addressing both clinical and economic aspects of our products, speak about our products at medical seminars, train other surgeons in the use and implantation of our products, and provide us with feedback on the industry’s acceptance of our products. Surgeons who assist us in designing our products are generally compensated with a royalty and may receive stock options under our 1997 Surgeon Advisory Panel Stock Option Plan. Our consulting surgeons may be eligible to receive stock options under that plan and, depending on the particular services provided in support of our products, are paid consulting fees for their services.

Chattanooga Group Division

Our rehabilitation products are currently marketed and sold through a worldwide network of over 6,000 dealers, which are managed by our internal sales people. These dealers sell Chattanooga Group Division products to a variety of healthcare professionals including physical therapists, athletic trainers, chiropractors and sports medicine physicians. Except for distributors outside of the United States, the Chattanooga Group Division does not maintain formal distribution contracts. In addition, no particular distributor accounts for more than 4.6% of Chattanooga Group Division sales. Distributors purchase products from Chattanooga Group Division at discounts ranging from 30% to 50% off the published list price. We maintain an internal marketing and sales support program to support our dealer network. This network is comprised of a group of individuals who provide dealer and end-user training, develop promotional materials, and attend over 30 trade shows each year.

Soft Goods Division

Our Soft Goods Division products are sold primarily to hospitals through third-party distributors. These distributors include large, national third-party medical/surgical distributors such as Cardinal Health, Owens & Minor, Inc., McKesson, the Henry Schein companies and Physician Sales and Service (PSS), regional medical/surgical distributors such as The Burrows Company, Harris Hospital Supply and Professional Hospital Supply, and medical product buying groups. These distributors generally resell the products to hospitals, hospital buying groups, integrated delivery networks, primary care networks and orthopedic physicians for use by patients. In addition, we have entered into national or regional contracts to sell our products to large healthcare providers and group purchasing organizations, such as Consorta, Concentra, Broadlane, MedAssets HSCA, Amerinet, and the United States government. Under these contracts, we provide discounted pricing to the buying groups and are designated to the members of the particular buying group as an authorized, and sometimes preferred, source for specific products. Because members of these buying groups are not obligated to purchase our products, we expend additional resources to market our products directly to the members of these buying groups. Our Soft Goods Division has limited international sales to distributors in Canada, England, Puerto Rico, France, Portugal and several other countries. We leverage the sales and distribution of our Soft Goods Division products to build brand awareness and strengthen our reputation in markets targeted for the sale of higher priced Surgical Division products.

Manufacturing

We use both in-house manufacturing capabilities and relationships with third-party vendors to supply our products. Generally, we use third-party vendors that have special manufacturing capabilities. In addition, we use third party vendors when we believe it is appropriate based on certain factors, including our in-house capacity, lead time control, and cost control. We believe there are alternate sources for all our vendors and suppliers and believe that adequate capacity exists at our current suppliers to meet all of our anticipated needs.

Surgical Division

Our in-house capacity for our Surgical Division includes computer controlled machine tools, belting, polishing, cleaning, packaging and quality control. We obtained internationally recognized ISO 9001 qualification and the European Community Medical Device Directive “CE” certification for this division in 1996. Our U.S. manufacturing operations also comply with FDA QSR regulations. At present, our in-house machining capacity is used to produce about 75% of our Surgical Division units, and third party manufacturers produce the remainder. The primary raw materials used in the manufacture of our surgical products are cobalt chromium alloy, stainless steel alloys, titanium alloy and ultra high molecular weight polyethylene. All Surgical Division implants and instruments go through in-house quality control, cleaning and packaging operations. Quality control measures begin with an inspection of raw materials and castings prior to use, and pieces are inspected at various intervals in the manufacturing process. As a final step, our products pass through a “clean room” environment designed and maintained to reduce product exposure to particulate matter.

Chattanooga Group Division

Our Chattanooga Group Division manufactures products which account for a majority of that division’s sales in its manufacturing facilities located in Chattanooga, Tennessee. These facilities are capable of utilizing various manufacturing processes, including metal fabrication, coating, electronic assembly, mechanical assembly, wood working, sewing and a variety of others. The manufacturing facilities for our Chattanooga Group Division are ISO 9001 certified. Our U.S. manufacturing operations for rehabilitation equipment products also comply with FDA QSR regulations.

Soft Goods Division

For our Soft Goods Division, we supply all of the raw materials and equipment necessary to make our products and we entered into a contract manufacturing relationship with a third party supplier in Mexico to supply the labor component necessary to assemble and finish our soft goods products. This vendor employs the laborers and manages the assembly process, subject to the supervision of our onsite personnel. We currently have no manufacturing operations in any foreign country other than Mexico. We entered into our agreement with the manufacturer located in Acuna, Mexico, on July 1, 2001. That agreement remains in effect through June 30, 2004, and may be renewed for a term of one to three years by mutual agreement between us and the manufacturer. We pay the manufacturer based on unit production and we have promised to purchase a minimum of $506,250 of labor per year.

Intellectual Property

We hold numerous United States and foreign patents covering a wide range of our products. We own a majority of these patents and have licensed rights to the remainder, either on an exclusive or non-exclusive basis. In addition, certain of our issued patents are currently licensed to third parties on a non-exclusive basis. The quantity of intellectual property we own significantly increased as a result of our acquisition of Chattanooga Group, Inc. and our purchase of our Soft Goods Division product lines from Kimberly-Clark Corporation. We have over 50 trademarks registered in the United States, a number of which are also registered in countries around the world, such as China, Japan, Australia, Germany, Switzerland, Austria, and/or other countries in the European Community. We also assert ownership of numerous unregistered trademarks, some of which have been submitted for registration in the United States and foreign countries. In the future, we will apply for such additional patents and trademarks as we deem appropriate. However, we cannot guarantee whether our existing or future patents, if any, will afford adequate protection, whether any existing patent applications will result in issued patents, or whether our patents will be circumvented or invalidated.

Additionally, we seek to protect our non-patented know-how, trade secrets, processes and other proprietary confidential information, through a variety of methods, including having our employees and consultants sign invention assignment agreements and confidentiality agreements and having our independent sales agents and distributors sign confidentiality agreements. However, these methods may not provide us with adequate protection. Because many of our products are regulated, proprietary information created during our development of a new or improved product may have to be disclosed to the FDA or another U.S. or foreign regulatory agency in order to have the lawful right to market such product. Our proprietary information may also become known to, or be independently developed by, our competitors, or our proprietary rights in intellectual property may be challenged, any of which could have a material adverse effect on our business, financial condition and results of operations.

We have distribution rights to certain products that are manufactured by others and hold both exclusive and nonexclusive licenses under third party patents and trade secrets that cover some of our existing products and products under development. As of May 24, 2003, sales from these distribution agreements and licenses represent a small portion of our overall sales. However, if any of the distribution agreements were terminated or if we lost any of these licenses, we would not be able to manufacture or sell related products, which could have an adverse affect on our future business, financial conditions and results of operations.

There can be no assurance that the validity of any of the patents or other intellectual property owned by or licensed to us would be upheld if challenged by others in litigation. Due to these and other risks described previously, we do not rely solely on our patents and other intellectual property to maintain our competitive position. We believe that development of new products and improvement of existing ones is and will continue to be more important than having our products covered by patents in maintaining our competitive position.

Competition

The market for orthopedic products is highly competitive and somewhat fragmented. Some of our competitors, either alone or in conjunction with their respective parent corporate groups, have research and development, sales, marketing and manufacturing capabilities that are greater than ours, which could provide those companies with a competitive advantage over us. Recently, product pricing has become increasingly important as a competitive factor, particularly due to governmental and third-party payors’ adoption of prospective payment systems. Although our management believes that the design and quality of our products compare favorably with those of our competitors, should we be unable to offer products with the latest technological advances at competitive prices, our ability to compete successfully with our competitors could be materially and adversely affected.

Due to our sales history, our history of product development and the experience of our management team, we believe we are capable of effectively competing in the orthopedic market in the future. Further, the comprehensive range of products we offer enables us to reach a diverse customer base and to utilize multiple distribution channels in an attempt to fuel our growth across the orthopedic market. Further, the acquisition of our Soft Goods Division and the Chattanooga Group Division continues to fuel name recognition of our company and our products.

Surgical Division

The market for orthopedic products similar to those produced by our Surgical Division is dominated by a number of large companies, including Biomet, Inc., DePuy, Inc. (a Johnson & Johnson company), Medtronic, Inc., Smith & Nephew plc, Stryker Corporation, Centerpulse Ltd., and Zimmer Holdings, Inc. Our Surgical Division also faces competition from companies in size similar to ours, such as Wright Medical Technology, Inc. and Exactech, Inc.

Many of our larger competitors offer a wider range of products than those offered by our Surgical Division, and many of their products have the endorsement of leading orthopedic surgeons. Due to recent advances, new technologies and product concepts have been introduced into the orthopedic market at an increasingly rapid rate. Often, new technologies and product concepts are introduced before the previous technologies and concepts have been fully integrated into the orthopedic market. Due to the increasing costs of research and development related to these recent advances, many of our competitors have entered into various agreements and joint ventures with each other, which may allow them to develop innovative products while sharing the research and development costs. As a result, our competitors who enter into such agreements may have a competitive advantage over our Surgical Division. It is the opinion of our management that this evolution in our industry of high technology products will continue for the foreseeable future.

Chattanooga Group Division

The primary competitors of our Chattanooga Group Division in the rehabilitation marketplace are Dynatronics Corporation, Mettler Electronics Corporation, Richmar Corporation, Ability One, Enraf-Nonius, and Acorn Engineering.

Soft Goods Division

Competitors of our Soft Goods Division in the soft good products segment of the orthopedic market include DeRoyal Industries, Inc., dj Orthopedics, Inc., and Zimmer Holdings, Inc.

Government Regulation

Our products are subject to rigorous government agency regulation in the United States and certain other countries. In the United States, the FDA regulates the testing, labeling, manufacturing and marketing of medical devices to ensure that medical products distributed in the United States are safe and effective for their intended uses. The FDA also regulates the export of medical devices manufactured in the United States to international markets. Most of our medical devices are subject to such FDA regulation.

Under the Food, Drug and Cosmetic Act, as amended, medical devices are classified into one of three classes depending on the degree of risk imparted to patients by the medical device. Class I devices are those for which safety and effectiveness can be assured by adherence to General Controls, which include compliance with Quality System Regulations (“QSRs”), facility and device registrations and listings, reporting of adverse medical events, and appropriate truthful and non-misleading labeling, advertising and promotional materials. Some Class I devices also require pre-market review and clearance by the FDA through the 510(k) Pre-market Notification process described below. Class II devices are subject to General Controls, as well as pre-market demonstration of adherence to certain performance standards or other special controls as specified by the FDA. Pre-market review and clearance by the FDA is accomplished through the 510(k) Pre-market Notification procedure. In the 510(k) Pre-market Notification procedure, the manufacturer submits appropriate information to the FDA in a Pre-market Notification submission. If the FDA determines that the device is “substantially equivalent” to a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or to another similar commercially available device subsequently cleared through the 510(k) Pre-market Notification process, it will grant clearance to commercially market the device. It generally takes three to six months from the date of submission to obtain clearance of a 510(k) Pre-market Notification submission, but the process may take longer. If the FDA determines that the device, or its “labeled” intended use, is not “substantially equivalent,” the FDA will automatically place the device into Class III.

A Class III product is a product that has a wholly new intended use or is based on advances in technology for which the device’s safety and effectiveness cannot be assured solely by the General Controls, performance standards and special controls applied to Class I and II devices. These devices often require formal clinical investigation studies to assess their safety and effectiveness. A Pre-Market Approval (“PMA”) from the FDA is required before the manufacturer of a Class III product can proceed in marketing the product. The PMA process is much more extensive than the 510(k) Pre-market Notification process. In order to obtain a PMA, Class III devices, or a particular intended use of any such device, must generally undergo clinical trials pursuant to an application submitted by the manufacturer for an Investigational Device Exemption (“IDE”). An IDE allows the investigational device to be used in a clinical study in order to collect safety and effectiveness data required to support a PMA application or a 510(k) Pre-market Notification submission to the FDA. Only a small percentage of 510(k)’s require clinical data to support the application. Investigational use also includes clinical evaluation of certain modifications or new intended uses of legally marketed devices. All clinical evaluations of investigational devices, unless exempt, must have an approved IDE before the study is initiated. An approved IDE permits a device to be shipped lawfully for the purpose of conducting investigations of the device without complying with other requirements of the Food, Drug and Cosmetic Act that would apply to devices in commercial distribution.

When a manufacturer believes that sufficient pre-clinical and clinical data have been generated to substantiate the safety and efficacy of the new device or new intended use, it may submit a PMA application to the FDA. An FDA review of a PMA application generally takes one to two years from the date the PMA application is accepted for filing, but the process may take significantly longer. In approving a PMA application, the FDA may also require some form of post-market surveillance whereby the manufacturer follows certain patient groups for a number of years, making periodic reports to the FDA on the clinical status of those patients. This helps to ensure that the long-term safety and effectiveness of the device are adequately monitored for adverse events. Most pre-amendment devices (those marketed prior to the enactment of the Medical Device Amendment of 1976) are, in general, exempt from such PMA requirements, as are Class I and Class II devices.

Our products include both pre-amendment and post-amendment Class I, II and III medical devices. All currently marketed devices hold the relevant exemptions or pre-market clearances or approvals, as appropriate, required under federal medical device law.

Our manufacturing processes are also required to comply with QSR regulations that cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of our products. Further, our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA or other agencies. Failure to comply with applicable U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspensions of production, refusal of the FDA to grant future pre-market clearances or approvals, withdrawals or suspensions of current clearances or approvals and criminal prosecution. Currently, we have no adverse regulatory compliance issues or actions pending with the FDA, and no FDA QSR audits conducted at our facilities have resulted in any adverse compliance enforcement actions.

We must obtain export certificates from the FDA before we can export certain of our products and are subject to regulations in many of the foreign countries in which we sell our products. These include product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to our devices and products in such countries are similar to those of the FDA. The national health or social security organizations of certain countries require our products to be qualified before they can be marketed in those countries. To date, we have not experienced any difficulty in complying with these regulations. We have also implemented policies and procedures allowing us to position ourselves for the changing international regulatory environment. The ISO 9000 series of standards has been developed as an internationally recognized set of guidelines that are aimed at ensuring the design and manufacture of quality products. A company that passes an ISO audit and obtains ISO registration becomes internationally recognized as well run and functioning under a competent quality system. In certain foreign markets, it may be necessary or advantageous to obtain ISO 9000 series certification, which is in some ways analogous to compliance with the FDA’s QSR requirements. The European Community promulgated rules requiring medical products to receive a CE mark by mid-1998. A CE mark is an international symbol of adherence to certain standards and compliance with applicable European medical device requirements. ISO 9000 series certification is one of the prerequisites for CE marking for most of our products. ISO 9001 is the highest level of ISO certification, covering both the quality system for manufacturing, as well as the quality system for product design controls. We have received an ISO 9001 certification and “CE” certification for our Surgical Division products and our Chattanooga Group Division products. In 2002 the ISO 9001 standard was revised. This scheduled five year revision was mandated by the ISO committee. These revisions will become final in 2003 and will become the universally accepted Quality System standard for medical devices. There will be a three-year transition period from the time these new provisions become final. The deadline is expected to be mid-year 2006.

Certain provisions of the Social Security Act, commonly known as the “Medicare Fraud and Abuse Statute,” prohibit entities, such as ours, from offering, paying, soliciting or receiving any form of remuneration in return for the referral of Medicare or state health program patients or patient care opportunities, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by Medicare or state health programs. Violation of this statute is a felony, punishable by fines of up to $25,000 per violation and imprisonment of up to five years. In addition, the U. S. Department of Health and Human Services may impose civil penalties excluding violators from participation in Medicare or state health programs. Many states have adopted similar prohibitions against payments intended to induce referrals of Medicaid and other third-party payor patients.

Subject to certain exemptions, federal physician self-referral legislation prohibits a physician or a member of his immediate family from referring Medicare or Medicaid patients to an entity providing “designated health services” in which the physician has an ownership or investment interest, or with which the physician has entered into a compensation arrangement. Penalties for violations include a prohibition on payment by these government programs and civil penalties of as much as $15,000 for each referral in violation of the statute and $100,000 for participation in a “circumvention scheme.”

Employees

As of May 24, 2003, we had approximately 430 employees. Our workforce is not unionized. We have not experienced any strikes or work stoppages and our management considers our relationship with our employees to be good.

Properties

We own two pieces of real property in Chattanooga, Tennessee. These include a 160,000 square foot facility which houses the headquarters and principal manufacturing operations of the Chattanooga Group Division, as well as a 60,000 square foot building that houses additional manufacturing operations for the Chattanooga Group Division. We lease an approximately 70,000 square foot facility in Austin, Texas for our corporate headquarters, manufacturing facilities and warehouse for our Surgical Division and Soft Goods Division business operations.

The lease term, which commenced on April 1, 1997, is for a period of ten years, and we have an option to renew the lease for an additional term of five years. Our monthly lease payments are approximately $41,000 for an annual lease payment of approximately $492,000, exclusive of our share of applicable common area maintenance, property taxes and public utility charges, which collectively are approximately $10,000 per month.

Legal Proceedings

From time to time, we are plaintiffs or defendants in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. We believe that the disposition of claims currently pending will not have a material adverse effect on our financial position or results of operations. With respect to the matters discussed below, although we are currently unable to predict the outcome, we do not believe the disposition of these matters will have a material adverse effect on our financial position or results of operations.

In the fall of 2001, we began a number of legal proceedings against Akthea S.A.R.L. (“Akthea”), our former Surgical Division product distributor in France. The nature of the claims revolve around monies that were not paid to us by Akthea in connection with the distribution agreement and lease agreement that were entered into by the parties. We filed a complaint on November 29, 2001 in the United States District Court in Texas related to the lease agreement issues. We also filed a request for arbitration in London (the city specified as the site for arbitration proceedings under the distribution agreement) on November 30, 2001 with the International Chamber of Commerce Court of Arbitration in Paris related to the distribution agreement issues. On February 25, 2002, we were awarded a default judgment against Akthea in the United States District Court case in the amount of $377,000. With respect to the distribution agreement issues, our request for arbitration sought monies owed under the distribution agreement and an injunction prohibiting Akthea from initiating additional actions similar to those described in the paragraph below. The arbitration panel selected by the parties and the International Chamber of Commerce Court of Arbitration has held several hearings and has issued a preliminary ruling finding that the International Chamber of Commerce Court of Arbitration has jurisdiction and granted us damages for Akthea’s breach of the payment provisions of the distribution agreement. The arbitration panel’s ruling on the claims for other costs and injunctive relief is still pending.

While Akthea, to date, has interposed no counterclaims in the actions described in the preceding paragraph, in 2002, Akthea initiated two civil proceedings in Nanterre, France against us, and against Endo Plus France S.A.R.L., Plus Endoprothetik AG and Plus Endoprothetik GmbH (collectively, “Plus”). Additionally, Akthea requested that the responsible French regulatory authority institute criminal proceedings against us based on Akthea’s claims that our implant products are combined with other products and such combination does not comply with the French public health codes. The French authorities declined to act on Akthea’s request to pursue a criminal investigation. The two civil cases have been stayed in favor of the arbitration already commenced between the parties, and we have been awarded costs in obtaining these stays. Akthea has appealed the imposition of the stays of the two French civil cases.

We are the subject of a Department of Commerce investigation of Chattanooga Group, Inc.’s export practices with respect to unlawfully trading with an embargoed country, and unlawfully preparing export documentation. The Department of Commerce investigation commenced prior to our February 2002 acquisition of Chattanooga Group, Inc. To the extent we incur monetary fines, costs and legal expenses related to the Department of Commerce investigation , the sellers from whom we purchased the capital stock of Chattanooga Group, Inc. have agreed to indemnify us and to pay all reasonable costs, expenses, settlements and fines in excess of the $176,000, which, as of May 24, 2003, was the remaining amount of what was accrued as a liability on Chattanooga Group Inc.’s financial statements as of the date of the acquisition up to a maximum of $5.0 million With respect to the legal expenses, the sellers are only obligated to indemnify and reimburse us for the legal expenses of the law firm currently handling the investigation or any other law firm of their choice. If upon final determination or settlement of the Department of Commerce investigation we ultimately incur total expenses or fines in an amount less than the approximately $176,000 accrual, we shall owe the sellers the remainder of the accrual. When we acquired Chattanooga Group, Inc., $2.5 million of the sellers’ sale proceeds were placed in escrow to satisfy the sellers’ indemnity obligations to us, and currently in accordance with the terms of the purchase agreement $600,000 remains in escrow through February 8, 2005 for such purpose. In addition, we, as a successor in interest to Chattanooga Group, Inc., and our officers and employees might be subject to any criminal charges which could be commenced as a result of this investigation. The Department of Commerce also may revoke our export licenses or otherwise restrict our ability to export our products.

The manufacturing and marketing of orthopedic devices and related products involves the risk of product liability. From time to time, we have been and currently we are subject to product liability claims and litigation. In the future, we may be subject to additional product liability claims, which could have a negative impact on our business. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us for uninsured liabilities, or for an amount of damages in excess of our insurance coverage, our business could suffer. In addition, as a result of a product liability claim, we may have to recall some of our products, which could result in significant costs to us. We currently carry product liability insurance in an amount of $20 million, a level which we believe to be adequate. However, there is no assurance that such coverage can continue to be carried at a reasonable premium or that $20 million in coverage will be adequate for any future product liability we may face.

In January 1997, we began to allow participants in our 401(k) Profit Sharing Plan to purchase shares of our common stock for inclusion in their respective 401(k) plan accounts. We have determined that we may not have properly registered our 401(k) Plan, nor the shares of our common stock purchased thereunder, in accordance with the Securities Act of 1933, and that such shares may have been sold without an appropriate exemption from registration under federal securities laws. We have agreed with the underwriters of this offering to commence, promptly following the completion of this offering, a rescission offer pursuant to a registration statement filed under the Securities Act of 1933 covering all shares of our common stock sold to participants under our 401(k) plan during the period covered by the applicable statute of limitations. We will offer to rescind such prior sales to current or former 401(k) plan participants who continue to hold the shares of our common stock which they purchased during the applicable statute of limitations period by repurchasing such shares for an amount equal to the original purchase price of such shares plus interest at the applicable statutory rate (a range of 6% to 12% depending on the state of residence of the participant) from the date of purchase by the participant. If the current or former participant in our 401(k) plan no longer holds shares of our common stock, we will offer to pay to the current or former participant the price per share paid therefor plus interest at the applicable statutory rate from the date of purchase by the participant reduced by the proceeds from the sale of the shares. The rescission offer will expire approximately 30 days after the effectiveness of the registration statement related thereto. Provisions of federal law (e.g., the Employee Retirement Income Security Act, or “ERISA”) governing employee benefits plans such as our 401(k) plan would prohibit the repurchase of any assets from our 401(k) plan for a purchase price which is less than the fair market value of the assets. Consequently, if the price of our common stock is $3.70 per share at the time of the rescission, the 401(k) plan trustee can only accept the rescission offer for shares for which we will pay $3.70 or more.

Assuming the market value of our stock during our rescission offer is $3.70, the assumed price per share of this offering, and assuming the applicable federal statute of limitations of one year, we would be required to make an aggregate payment of approximately $5,000, resulting in a recorded charge to earnings of $500, if all offerees whose shares were purchased at a price in excess of $3.70 per share (approximately 1,200 shares) accept the offer. If, at the time of the rescission offer, the market value of our common stock is below the offering price of the shares offered in this offering, the amount we would be required to pay would likely increase.

MANAGEMENT

The following table sets forth information concerning our directors and executive officers, including their ages, as of May 24, 2003:

Name	Age	Position
Kenneth W. Davidson	55	Chairman of the Board, Chief Executive Officer
Paul D. Chapman	44	President and Chief Operating Officer
Jack F. Cahill	53	Executive Vice President, President—Surgical Division
August B. Faske	50	Executive Vice President—Chief Financial Officer
Scott A. Klosterman	45	Executive Vice President, President—Chattanooga Group Division
Dr. Craig L. Smith	58	Chief Scientific Officer
Kathy Wiederkehr	48	Executive Vice President—Human Resources
Harry L. Zimmerman	47	Executive Vice President—General Counsel and Secretary
Dr. John H. Abeles (1)(3)	58	Director
Alastair J. T. Clemow	52	Director
Jay M. Haft (1)(3)	67	Director
Joel S. Kanter (1)(2)	46	Director
Dr. Richard O. Martin (2)(3)	63	Director
Zubeen Shroff (2)	38	Director
Bruce F. Wesson	60	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating/corporate governance committee.

Kenneth W. Davidson has served as our Chief Executive Officer since October 2000 and as Chairman of our Board of Directors since February 2001. Mr. Davidson also served as our President from October 2000 to May 2003. Mr. Davidson has served as a member of our Board of Directors since March 1997. Mr. Davidson served as Chairman, President and CEO of Maxxim Medical, Inc., a publicly-held medical supply company from 1986 to July 2000. Previously, Mr. Davidson held various positions with Intermedics, Inc., a pacemaker equipment manufacturer, Baxter Laboratories, a publicly-held health-care product and service company, and Merck & Co., a publicly-held human and animal health product company. Mr. Davidson holds a B.S. in Biology and Chemistry from Laurentian University.

Paul D. Chapman has served as our President and Chief Operating Officer since May 2003. Previously Mr. Chapman served as Executive Vice President and President of the Chattanooga Group Division, a position he accepted in February 2002 upon our acquisition of Chattanooga Group, Inc. Mr. Chapman joined Chattanooga Group, Inc. in 1994 as President and Chief Operating Officer. In 1995, Mr. Chapman was elected Chief Executive Officer. Prior to joining Chattanooga Group, Inc., Mr. Chapman was employed by Stryker Corporation. During his six years at Stryker, Mr. Chapman held a variety of positions including Vice President and General Manager, Patient Care Division, Vice President of Marketing and New Business Development, Vice President of Sales, Medical Division and Vice President of Operations, Medical Division. Mr. Chapman holds a B.S. in Business Administration from Pepperdine University.

Jack F. Cahill has served as our Executive Vice President and President — Surgical Division since March 2002. Mr. Cahill began his employment with us in January 2001 and served as Executive Vice President — Sales and Marketing. Mr. Cahill has almost 20 years of prior experience with Johnson & Johnson in a variety of sales and marketing positions, including Director of Marketing for Johnson & Johnson Medical, Inc., Director of Sales for the Medical Specialties Division of Johnson & Johnson Medical, Inc., and Director of Sales and Marketing for the Sterile Design Division of Johnson & Johnson Medical, Inc. In addition, Mr. Cahill had over seven years of experience with Maxxim Medical, Inc. Mr. Cahill has a B.A. in Economics from Westminster College.

August B. Faske has served as our Executive Vice President and Chief Financial Officer since April 1992 and has a total of 27 years experience in finance and accounting. Prior to joining our company, Mr. Faske served from 1988 to 1992 as Vice President – Finance and Controller for Intermedics Orthopedics, Inc., an orthopedic implant manufacturer. Mr. Faske is a Certified Public Accountant and is a member of the Texas Society of Certified Public Accountants and the American Institute of Certified Public Accountants. He has a B.B.A. in Accounting from Southwest Texas State University.

Scott A. Klosterman has served as our Executive Vice President and President – Chattanooga Group Division since June 2003. From February 2002 until June 2003 Mr. Klosterman served as Vice President of Finance of the Chattanooga Group Division, a position he accepted in February 2002 upon our acquisition of Chattanooga Group, Inc. Mr. Klosterman joined the Chattanooga Group, Inc. in 1994 and served in a variety of positions including Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer. Mr. Klosterman holds a B.S. in Accounting from the University of Delaware.

Dr. Craig L. Smith has served as our Chief Scientific Officer since March 2002. Dr. Smith was one of the founders of Encore Orthopedics, Inc. and served as our President through October 2000. Dr. Smith has over 20 years of experience in the medical device industry and served as a director of our company from March 1997 through March 2002, when he resigned in connection with the change in his responsibilities to Chief Scientific Officer. Dr. Smith originally joined Encore Orthopedics, Inc. in 1992. Dr. Smith served as a director of Encore Orthopedics, Inc. from 1992 through 1997. Prior to joining Encore Orthopedics, Inc., Dr. Smith served as Vice President – Research and Development for Intermedics Orthopedics, Inc. Dr. Smith has a B.S. in Metallurgical Engineering from the University of Washington and a Ph.D. in Materials Science from Carnegie Mellon University.

Kathy Wiederkehr has served as our Executive Vice President – Human Resources from January 2001 to present. Ms. Wiederkehr served as our Director of Human Resources from 1995 through 1998 and was promoted to Vice President – Human Resources from 1998 to 2001. Mrs. Wiederkehr has over 20 years experience in human resources. Mrs. Wiederkehr has a B.B.A. (with honors) in Marketing from the University of Texas at Austin and an M.B.A. (with honors) from the University of Texas at Austin.

Harry L. Zimmerman has served as our Executive Vice President – General Counsel since April 1994 after twelve years of experience in the private practice of corporate, real estate and tax law. From 1992 to 1994, Mr. Zimmerman was associated with the law firm of Winstead Sechrest & Minick P.C., a law firm based in Texas, in the corporate, tax and real estate practices of the firm’s Austin office. Mr. Zimmerman is also licensed as a Certified Public Accountant. He has a B.S. (with honors) in Economics from the Wharton School of the University of Pennsylvania and a J.D. (with honors) from the University of Texas School of Law.

Dr. John H. Abeles has served as a director of our company since March 1997. Since 1980, Dr. Abeles has been President of MedVest Inc., which has provided consulting services to, and has been active in the founding and financing of, emerging companies, principally in the healthcare industry. Dr. Abeles is currently a member of the board of directors of Oryx Technology Corporation, a publicly-held company engaged in technology licensing and investment and management services, DUSA Pharmaceuticals, Inc., a publicly-held pharmaceutical company, Molecular Diagnostics, Inc., a publicly-held company which develops cancer screening systems and I-Flow Corporation, a publicly-held drug delivery technology company. Dr. Abeles earned M.B. and Ch.B. degrees from the University of Birmingham in England.

Alastair J. T. Clemow has served as a director of our company since June 2003. From July 2000 to present, Mr. Clemow has served as the principal of Tanton Technologies, an independent consulting company providing strategic and technical assessment of new medical device opportunities for large, mid-cap and early stage development companies. Since January 2003, Mr. Clemow has served as the President and CEO of Gelifex, Inc., a medical device company. From 1994 to June 2000, Mr. Clemow served at Johnson & Johnson in a variety of positions, including Vice President of Worldwide Business Development and Director of Research and Development for Johnson & Johnson Professional, Inc. and Johnson & Johnson Orthopedics. Mr. Clemow currently serves as a director of CG Surgical and Biomedical Enterprises. Mr. Clemow holds an M.B.A. in Finance from Columbia University and a Ph.D. and B.Sc. in Metallurgy from the University of Surrey in Guilford, England.

Jay M. Haft has served as a director of our company since March 1997. Mr. Haft is currently of counsel to the law firm Reed Smith Crosby Heafey LLP. From 1989 to 1994, Mr. Haft was a senior corporate partner of the law firm Parker Duryee Rosoff & Haft, in New York, New York and from 1995 to 2001, Mr. Haft was of counsel to Parker Duryee Rosoff & Hart. Prior to joining Parker Duryee Rosoff & Haft, Mr. Haft was a founding partner of Wofsey, Certilman, Haft et al. Mr. Haft is currently a member of the board of directors of Oryx Technology Corporation, a publicly-held company engaged in technology licensing and investment and management services, DUSA Pharmaceuticals, Inc., a publicly-held pharmaceutical company, DCAP Group, Inc., a publicly-held chain of independent storefront insurance agencies and Robotic Vision Systems, Inc., a publicly-held supplier of machine vision systems. Mr. Haft has served as a member of the Florida Commission for Government Accountability to the People and is a trustee of Florida International University Foundation as well as a member of the Advisory Board of the Wolfsonion Museum. Mr. Haft earned both his B.A. and J.D. degrees from Yale University.

Joel S. Kanter has served as a director of our company since March 1997. Since 1986, Mr. Kanter has served as President of Windy City, Inc., a privately-held investment company specializing in early stage venture capital. From 1993 through 1999, Mr. Kanter was also President and a Director of Walnut Financial Services, Inc., a venture capital and financial services firm listed on the Nasdaq National Market. Mr. Kanter currently serves as a director of I-Flow Corporation, a publicly-held drug delivery technology company, Magna-Labs, Inc., a development stage cardiac imaging company and LOGIC Devices, Inc., a company that develops and markets digital integrated circuits. Mr. Kanter earned a B.A. from Tulane University.

Dr. Richard O. Martin has served as a director of our company since February 1996. Dr. Martin retired in October 2001 as President of Medtronic Physio-Control, a position he held after the merger of Physio-Control International Corporation and Medtronic in 1998. From 1991 to 1998, Dr. Martin served as Chairman and Chief Executive Officer of Physio-Control. Prior to joining Physio-Control, Dr. Martin held a variety of positions culminating as President and Chief Operating Officer of Intermedics, Inc. of Angelton, Texas. Dr. Martin has also served as President and Chief Operating Officer of Positron Corporation of Houston, Texas, a publicly-held advanced medical imaging device company. Dr. Martin is the past National Chairman of the AeA, the nation’s largest trade association representing the high-tech industry. Dr. Martin is also past Chairman of the American Heart Association’s Northwest Affiliate. Dr. Martin also serves on the Board of Directors of Esophyx, Inc., CardioDynamics, Inc., Cardiac Dimensions, Inc., and Inovise Medical, Inc. Dr. Martin holds a B.S. in Electrical Engineering from Christian Brothers College, an M.S. in Electrical Engineering from Notre Dame University and a Ph.D. in Electrical/Biomedical Engineering from Duke University.

Zubeen Shroff has served as a director of our company since June 2001. Mr. Shroff is a director selected by the holders of the Series A Preferred Stock. Mr. Shroff has been a general partner of Galen Associates, a healthcare-focused private equity investment fund since 1998. Mr. Shroff joined Galen Associates in 1997 from The Wilkerson Group, a provider of management consulting services to the health care products and services industry, where Mr. Shroff was a principal/consultant from 1992 to 1996. Mr. Shroff currently serves on the boards of Halsey Drug Co., Inc., a publicly-held drug company, Cognia, Inc., Cortek, Inc., and AmericasDoctor, Inc., a pharmaceutical services company. Mr. Shroff earned a B.A. in Biological Science from Boston University and an M.B.A. degree from the Wharton School at the University of Pennsylvania.

Bruce F. Wesson has served as a director of our company since June 2001. Mr. Wesson is a director selected by the holders of the Series A Preferred Stock. Mr. Wesson has been a general partner of Galen Associates since 1990. Prior to his association with Galen, Mr. Wesson served as a managing director in the Corporate Finance Division of Smith Barney from 1967 to 1990. Mr. Wesson currently serves as a director for Crompton Corporation, a publicly-held company which manufactures and sells polymer processing equipment, Halsey Drug Co., Inc. and several privately-held companies. Mr. Wesson earned a B.A. from Colgate University and has an M.B.A. from Columbia University.

Board of Directors

Our Board of Directors is currently comprised of eight members. Six of the eight directors are divided into three classes as follows: Drs. Ableles and Martin are Class A Directors, Messrs. Davidson and Haft are Class B Directors and Messrs. Kanter and Clemow are Class C Directors. The members of each class serve for a staggered three-year term to succeed the directors of the same class whose terms are expiring. The current terms of the Class A Directors, Class B Directors and Class C Directors will expire at the annual meetings of stockholders held following the end of the calendar years 2004, 2005 and 2006, respectively. The remaining two directors are elected by the Series A Preferred Shareholders to one year terms, but following the completion of this offering, all of the shares of Series A Preferred Stock will convert into shares of our common stock and the former shareholders of Series A Preferred Stock will vote their shares in the same manner as the holders of our common stock.

Director Compensation

Our directors are reimbursed for their travel expenses incurred in connection with attendance at our board meetings. No other cash compensation is paid to our directors. Pursuant to the terms of our 2000 Non-Employee Director Option Plan, each of our non-employee directors is granted (on the date of our annual meeting) options to purchase 15,000 shares of our common stock. For 2002, Messrs. Haft, Shroff, Wesson and Kanter and Drs. Abeles and Martin received grants under this plan. Each option grant, which vests in one year and has a ten-year term, permits the holder to purchase shares of our common stock at the fair market value on the date of grant, which was $3.80 in the case of the options granted to our non-employee directors in 2002 and which was $2.63 in the case of options granted to our non-employee directors in 2003.

Board Committee Membership

Name	Compensation Committee	Audit Committee	Nominating/ Corporate Governance Committee
Dr. John H. Abeles		*	**
Jay M. Haft		**	*
Joel S. Kanter	*	*
Dr. Richard O. Martin	**		*
Zubeen Shroff	*

*	Member
**	Chairperson

Compensation Committee.    The Compensation Committee is charged with reviewing our general compensation strategy; establishing salaries and reviewing benefit programs (including pensions) for the Chief Executive Officer and other executives; reviewing, approving, recommending and administering our incentive compensation and stock option plans for employees and certain other compensation plans; advising the Board of Directors and making recommendations with respect to such plans; and approving certain employment contracts.

Audit Committee.    The Audit Committee’s functions are to recommend the appointment of independent accountants; review the arrangements for and scope of the audit by independent accountants; review the independence of the independent accountants; consider the adequacy of the system of internal accounting controls and review any proposed corrective actions; review and monitor our policies relating to ethics and conflicts of interests; and discuss with management and the independent accountants our draft annual and quarterly financial statements and key accounting and/or reporting matters. The Board, in light of the increased responsibilities placed on the Audit Committee during 2002 by the Sarbanes-Oxley Act and the SEC, adopted an

Amended and Restated Charter in late 2002. All current members of the Audit Committee are “independent” within the meaning of the new regulations from the SEC regarding audit committee membership. Because Mr. Wesson is a partner with Galen Associates, which through its related entities owns greater than 10% of our outstanding fully diluted ownership, Mr. Wesson may not have been deemed “independent” under such rules. Accordingly, Mr. Wesson resigned from the Audit Committee in September 2002. We currently have no “audit committee financial expert” who satisfies the definition of the rules under the Sarbanes-Oxley Act. We are currently in the process of recruiting an additional director who will be qualified to serve as an “audit committee financial expert,” but we have not yet found a candidate who is qualified and willing to serve in such capacity.

Nominating/Corporate Governance Committee.    The Nominating/Corporate Governance Committee is responsible for evaluating and monitoring the composition of the Board, soliciting recommendations, including from shareholders, for candidates for the Board; developing continuity plans for our directors and officers; developing and reviewing background information for candidates; and making recommendations to the Board regarding such candidates. It is also responsible for developing principles of corporate governance and recommending them to the Board for its approval and adoption, reviewing periodically these principles of corporate governance to insure that they remain relevant and are being complied with and monitor on an on-going basis the governing instruments, our policies and procedures to ascertain that they are in the best interest of our shareholders.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is or has been an officer or employee of our company. None of our executive officers serves, or served during 2002, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

The following table sets forth information concerning total compensation earned or paid to our Chief Executive Officer and our five other most highly compensated executive officers who served in such capacities as of December 31, 2002 (the “named executive officers”) for services rendered to us during each of the last three years.

Summary Compensation Table*

Name and principal position	Year	Annual Compensation				Long Term Compensation Awards
		Salary ($)	Bonus ($)	Other annual compensation		Securities underlying options
Kenneth W. Davidson Chief Executive Officer	2002 2001 2000	$275,000 241,538 50,000	$0 216,525 0	$58,107 249,154 *	(1) (1)	0 0 300,000

Paul D. Chapman(2) President & Chief Operating Officer	2002 2001 2000	187,933 0 0	104,500 0 0	* 0 0		50,000 0 0

Dr. Craig L. Smith Chief Scientific Officer	2002 2001 2000	188,500 181,852 173,600	0 166,716 0	* * *		0 0 0

Jack F. Cahill(2) Executive Vice President; President, Surgical Division	2002 2001 2000	190,423 158,823 0	0 72,993 0	* * 0		0 30,000 0

August B. Faske Executive Vice President & Chief Financial Officer	2002 2001 2000	170,000 153,582 133,200	0 202,440 0	* * *		0 0 0

Harry L. Zimmerman Executive Vice President & General Counsel	2002 2001 2000	170,000 153,582 133,200	0 252,927 0	* * *		0 0 0

*	Amounts totaling less than $50,000 have been omitted, and there were no awards of restricted stock under long-term incentive plans made during the three-year period ending December 31, 2002.
(1)	Relocation and related tax reimbursement accounts for $235,719 of this amount in 2001 and $41,916 in 2002.
(2)	Jack F. Cahill and Paul D. Chapman became employed by us beginning in January 2001 and February 2002, respectively.

Option Grants in Last Fiscal Year

The following table sets forth information with respect to stock options granted to each named executive officer during the fiscal year ended December 31, 2002, including the potential realizable value of such option grants.

The hypothetical value of the options as of their date of grant has been calculated below, using the Black-Scholes option pricing model, as permitted by the rules of the Securities and Exchange Commission, based upon a set of assumptions set forth in the footnote to the table. It should be noted that this model is only one method of valuing options, and our use of the model should not be interpreted as an endorsement of its accuracy. The actual value of the options may be significantly different, and the value actually realized, if any, will depend upon the excess of the market value of our common stock over the option exercise price at the time of exercise.

Name	Number of Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date(1)	Hypothetical Value at Grant Date(2)
Kenneth W. Davidson	0	0%	—	—	—
Dr. Craig L. Smith	0	0%	—	—	—
Jack F. Cahill	0	0%	—	—	—
Paul D. Chapman	50,000	10.3%	$3.00	2/7/2012	$129,525
Harry L. Zimmerman	0	0%	—	—	—
August B. Faske	0	0%	—	—	—

(1)	The Compensation Committee, which administers our employee stock option and incentive plans, has general authority to accelerate, extend or otherwise modify benefits under option grants in certain circumstances within overall plan limits, and, with the consent of the affected optionee, to change the exercise price to a price not less than 100% of the market value of the stock on the effective date of the amendment. The Committee has no current intention to exercise that authority with respect to these options.
(2)	The estimated present value at grant date of options granted during 2002 has been calculated using the Black-Scholes option pricing model, based upon the following assumptions: estimated time until exercise of 10 years; a risk-free interest rate of 2.2% representing the interest rate on a U.S. Government zero-coupon bond on the date of grant with a maturity corresponding to the estimated time until exercise; a volatility rate of 85.7%; and a dividend yield of 0%. The approach used in developing the assumptions upon which the Black-Scholes valuation was done is consistent with the requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.”

Aggregate Option Exercises in Last Fiscal Year

and Option Values at December 31, 2002

The table below sets forth the following information with respect to exercises of options by the named executive officers in 2002 and the number and value of unexercised options held by the named executive officers at December 31, 2002:

Name	Shares Acquired On Exercise	Value Realized	Number of securities under- lying unexercised options at December 31, 2002		Value of unexercised in-the-money options at December 31, 2002(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Kenneth W. Davidson	0	$0	0	0	$0	$0
Dr. Craig L. Smith	0	0	0	0	0	0
Jack F. Cahill	0	0	0	0	0	0
Paul D. Chapman	0	0	0	50,000	0	7,500
Harry L. Zimmerman	0	0	0	0	0	0
August B. Faske	0	0	0	0	0	0

(1)	Values are calculated by subtracting the exercise price from the fair market value of the underlying Common Stock. For purposes of this table, fair market value is deemed to be $3.15, the closing Common Stock price reported on the Nasdaq National Market on December 31, 2002.

Employment Agreements with Named Executive Officers

Messrs. Davidson, Smith, Cahill, Faske and Zimmerman, effective June 12, 2001, entered into agreements that provide for the base salaries noted below, participation in all of the benefit programs available to our other executive employees, and one year of severance pay in the event of termination without cause by us. Mr. Chapman had entered into an employment agreement dated November 26, 2001 with Chattanooga Group, Inc. This agreement was replaced with one effective as of February 8, 2002 between us and Mr. Chapman. Each of these executive officers is subject to a one year non-compete restriction. The base annual salaries for Messrs. Davidson, Smith, Cahill, Chapman, Faske and Zimmerman are $275,000, $188,500, $198,500, $235,000, $170,000 and $190,000, respectively.

Loans to Purchase Restricted Stock

Each of Messrs. Davidson, Smith, Cahill, Faske and Zimmerman purchased from us our shares of common stock (noted below) at a price of $1.02 per share on June 12, 2001. These shares are restricted, with the restrictions lapsing ratably over a 36-month period. If the employee voluntarily leaves us or is terminated for “cause” prior to the end of the 36-month period, he would be required to sell back to us those shares that are still restricted at the same $1.02 per share purchase price. We have made a full recourse, 8% interest bearing secured loan to each of these executive officers to allow them to purchase the shares. Each of these loans is secured by each such executive officer’s pledge to us of their shares of our common stock purchased by each of them with the loan proceeds. The number of shares that Messrs. Davidson, Smith, Cahill, Faske and Zimmerman purchased is 550,000, 100,000, 100,000, 150,000 and 150,000 shares, respectively.

Certain Relationships and Related Transactions

On February 1, 2001, we purchased 180,000 shares of our common stock from an entity related to Nicholas Cindrich, our former Chairman. We purchased these shares at an aggregate price of approximately $409,000, which was approximately equal to the then current trading price of the stock as reported by the Nasdaq National Market. We paid to Mr. Cindrich’s related entity the entire purchase price for the shares by issuing our promissory note in the original amount of approximately $409,000. The promissory note bears interest at 6.5% per annum, with interest and principal payments due bi-weekly over a three year period. Additionally, Mr. Cindrich and his related entity agreed to relinquish their interest in 109,767 options to purchase our common stock at exercise prices ranging from $1.69 to $5.16.

During 2002, we issued 63,492 shares of common stock with a fair market value of $3.15 per share to Galen Advisors, LLC, an affiliate of the Galen entities, for various consulting services provided by Galen Advisors, LLC in connection with the acquisition of Chattanooga Group, Inc.

PRINCIPAL STOCKHOLDERS

The table below sets forth information regarding the beneficial ownership of our common stock and Series A Preferred Stock as of May 24, 2003 by:

•	each person known by us to beneficially own more than 5% of either our common stock or the Series A Preferred Stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Concurrent with the completion of this offering, all of the outstanding shares of our Series A Preferred Stock will convert into an aggregate of 13,160,300 shares of common stock.

	Common Stock			Series A Preferred Stock(2)
		Percentage Ownership(1)
Name and Address of Beneficial Owner(3)	Amount and Nature of Beneficial Ownership(4)	Before the Offering	After the Offering	Amount and Nature of Beneficial Ownership(4)	Percent(1)
Galen Partners III, L.P.(5)	11,176,691	51.5%	37.0%	105,201	79.9%
Galen Partners International III, L.P.(6)	1,011,633	8.3	4.9	9,522	7.2
Ivy Orthopedics Partners, LLC(7)	1,042,049	8.6	5.0	9,804	7.4
Nicholas Cindrich(8)	1,375,872	12.2	6.9	—	—
CF Holdings, Ltd.(9)	1,303,164	11.6	6.6	—	—
Kenneth W. Davidson(10)	814,100	7.2	4.1	1,961	1.5
Capital Source Holdings LLC(11)	2,198,614	16.4	10.1	—	—
Dr. Craig L. Smith	276,031	2.5	1.4	—	—
Harry L. Zimmerman	256,750	2.3	1.3	—	—
August B. Faske	271,442	2.4	1.4	—	—
Jack F. Cahill	120,500	*	*	—	—
Paul D. Chapman	12,500	*	*	—	—
Dr. John H. Abeles(12)	449,931	4.0	2.3	980	*
Jay M. Haft	196,250	1.8	1.0	—	—
Joel S. Kanter(13)	305,000	2.4	1.6	1,000	*
Dr. Richard O. Martin(14)	83,883	*	*	200	*
Bruce F. Wesson(15)	12,346,005	54.4	39.6	—	—
Zubeen Shroff(16)	12,313,005	54.4	39.5	—	—
All directors and executive officers as a group (13 persons)	14,902,414	64.2	47.0	—	—

*	Represents less than 1% of our outstanding common stock or Series A Preferred Stock, as applicable.
(1)	The number of shares outstanding used in calculating the percentage for each person, group or entity listed includes the number of shares underlying options, warrants and convertible securities held by such person or group that were exercisable or convertible within 60 days from May 24, 2003, but excludes shares of stock underlying options, warrants or convertible securities held by any other person.
(2)	Each share of Series A Preferred Stock is currently convertible into one hundred shares of common stock.
(3)	The address of each director or executive officer (and any related persons or entities) is c/o Encore at its principal office.
(4)	The number of shares of common stock beneficially owned includes the number of shares underlying options, warrants and convertible securities that were exercisable or convertible within 60 days from May 24, 2003. Unless otherwise indicated, the stockholders identified in this table have sole voting and investment power with respect to the shares beneficially owned by them.
(5)	The address of Galen Partners III, L.P. is 610 Fifth Avenue, New York, New York 10020. Consists of 656,591 shares of common stock and 105,201 shares of Series A Preferred Stock, which are currently convertible into 10,520,100 shares of common stock. Does not include (i) the 43,500 shares of common stock issuable upon the conversion of the 435 shares of Series A Preferred Stock or (ii) the 2,689 shares of common stock, beneficially owned by Galen Employee Fund III, L.P., the beneficial ownership of which is disclaimed by this person.
(6)	The address of Galen Partners International III, L.P. is 610 Fifth Avenue, New York, New York 10020. Consists of 59,433 shares of common stock and 9,522 shares of Series A Preferred Stock, which are currently convertible into 952,200 shares of Common Stock. Does not include (i) the 43,500 shares of Common Stock issuable upon the conversion of the 435 shares of Series A Preferred Stock or (ii) the 2,689 shares of Common Stock, beneficially owned by Galen Employee Fund III, L.P., the beneficial ownership of which is disclaimed by this person.
(7)	The address of Ivy Orthopedics Partners, LLC is One Paragon Drive, Suite 125, Montvale, NJ 07645. Consists of 61,649 shares of common stock and 9,804 shares of Series A Preferred Stock which are currently convertible into 980,400 shares of Common Stock.
(8)	The address of Nicholas Cindrich is #6 Candleleaf Court, Austin, TX 78738. Of the shares attributed to Mr. Cindrich, 1,191,177 of the shares listed are beneficially owned by CF Holdings, Ltd., of which he is a significant stockholder of the corporate general partner and a limited partner. Mr. Cindrich disclaims beneficial ownership of common stock held by CF Holdings, Ltd., except to the extent of his pecuniary interest therein. Also includes 136,987 shares of common stock underlying options exercisable within 60 days of May 24, 2003, 111,987 of which are held by CF Holdings Ltd.
(9)	The address of CF Holdings, Ltd. is #6 Candleleaf Court, Austin, TX 78738. Consists of 1,191,177 shares of common stock owned by CF Holdings, Ltd., of which Mr. Cindrich is a significant stockholder of the corporate general partner and a limited partner. Mr. Cindrich disclaims beneficial ownership of common stock held by CF Holdings, Ltd., except to the extent of his pecuniary interest therein. Also includes 111,987 shares of common stock underlying options exercisable within 60 days from May 24, 2003.
(10)	Consists of 618,000 shares of common stock and 1,961 shares of Series A Preferred Stock which are convertible into 196,100 shares of common stock.
(11)	Consists of 2,198,614 shares of common stock underlying warrants exercisable within 60 days from May 24, 2003.
(12)	Consists of 296,931 shares of common stock and 980 shares of Series A Preferred Stock which are convertible into 98,000 shares of common stock. Of the shares attributed to Dr. Abeles, all of the shares of Series A Preferred Stock listed are owned by Northlea Partners, Ltd., a limited partnership of which Dr. Abeles is the general partner and the Abeles Family Trust is the sole limited partner. Dr. Abeles has sole voting and investment power with respect to such shares. Also includes 55,000 shares of common stock underlying options exercisable within 60 days of May 24, 2003.
(13)	Consists of 150,000 shares of common stock and 1,000 shares of Series A Preferred Stock, which are convertible into 100,000 shares of common stock. Of the shares attributable to Mr. Kanter, 50,000 shares of common stock are owned by Windy City, Inc. and 100,000 shares of common stock and 1,000 shares of Series A Preferred Stock are beneficially owned by the Kanter Family Foundation, a charitable not-for-profit corporation. Mr. Kanter is the President and a member of the Board of Directors for both Windy City, Inc. and the Kanter Family Foundation and has sole voting and investment control over said securities. Mr. Kanter disclaims any and all beneficial ownership of securities owned by either Windy City, Inc. or the Kanter Family Foundation. Also includes 55,000 shares of common stock underlying options exercisable within 60 days of May 24, 2003.
(14)	Consists of 8,883 shares of common stock and 200 shares of Series A Preferred Stock which are convertible into 20,000 shares of common stock. Also includes 55,000 shares of common stock underlying options exercisable within 60 days of May 24, 2003.
(15)	Of the shares attributed to Mr. Wesson, all but 33,000 of the shares listed are beneficially owned by the Galen Entities, of which he is a general partner of entities that control the general partner of the Galen Entities. Mr. Wesson does not have sole voting or investment power with respect to such shares, and Mr. Wesson disclaims beneficial ownership of these shares except to the extent of each of his pecuniary interest therein. Includes 63,492 shares held by Galen Advisors, LLC of which Mr. Wesson is a member. Mr. Wesson does not have sole voting or investment power with respect to such shares and Mr. Wesson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Includes 15,000 options that are exercisable within 60 days from May 24, 2003.
(16)	Of the shares attributed to Mr. Shroff, all of the shares listed are beneficially owned by the Galen Entities, of which he is a partner of entities that control the general partner of the Galen Entities. Mr. Shroff does not have sole voting or investment power with respect to such shares and Mr. Shroff disclaims beneficial ownership of these shares except to the extent of each of his pecuniary interest therein. Includes 63,492 shares held by Galen Advisors, LLC of which Mr. Shroff is a member. Mr. Shroff does not have sole voting or investment power with respect to such shares and Mr. Shroff disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Includes 15,000 options that are exercisable within 60 days from May 24, 2003.

DESCRIPTION OF CAPITAL STOCK

The following summary describes the material terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to the actual provisions of our certificate of incorporation and bylaws, each as amended to date, which describe the relative terms of the classes and series of our capital stock, as well as applicable law, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Our certificate of incorporation provides that our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. Of the authorized shares of our preferred stock, 255,000 shares have been designated as shares of our Series A Preferred Stock. The remaining 745,000 shares of our authorized preferred stock are undesignated as to series.

As of May 24, 2003, 11,174,971 shares of our common stock and 131,603 shares of our Series A Preferred Stock were issued and outstanding. The outstanding shares of our common stock were held by 83 stockholders of record. We believe that the number of beneficial owners of our common stock on that date was substantially greater. The outstanding shares of our Series A Preferred Stock were held by eleven stockholders of record on that date.

Common Stock

On all matters submitted to a vote of our stockholders, the holders of our common stock are entitled to one vote for each share held of record. Our certificate of incorporation does not entitle the holders of our common stock to cumulate votes. Subject to preferences that may be applicable to any then outstanding series of our preferred stock, holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to our stockholders after the payment of all our debts and other liabilities, subject to the prior rights of any then outstanding series of our preferred stock.

The holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable. All of the shares of our common stock to be issued in connection with this offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, all outstanding shares of our Series A Preferred Stock will be converted into an aggregate of approximately 13,160,300 shares of common stock. Our board of directors has the authority, without further action by our stockholders, to provide for the issuance of our preferred stock in one or more series and to fix the number of shares, designations, preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions on such rights. The preferences, powers, rights and restrictions of different series of our preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of a series of our preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or affect adversely the rights and powers, including voting rights, of the holders of our common stock, and may have the effect of delaying, deferring or preventing a change in control of us. We have no present plans to issue any additional shares of our Series A Preferred Stock or to designate or issue any additional series of our preferred stock.

Warrants and Options

In connection with certain senior subordinated notes (the “Notes”) that we issued to CapitalSource Finance LLC (“CapitalSource”) on February 8, 2002, we also issued warrants to an affiliate of CapitalSource. These warrants are exercisable until February 8, 2009 and entitle the holder to purchase up to an aggregate of 2,198,614 shares of our common stock for a purchase price of $0.01 per share.

We have the right to prepay certain amounts under the Notes on or before August 15, 2003. If we exercise the full amount of this prepayment right CapitalSource will convey a pro-rata portion of the Warrants to the Galen Entities. In the event that we elect not to exercise this prepayment right, three of our stockholders, Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. (collectively, the “Galen Entities”) have agreed to purchase the amount of Notes that we have the right to prepay. Immediately upon the Galen Entities’ purchase of these notes from CapitalSource, (a) the Notes purchased by the Galen Entities will automatically convert into shares of our Series A Preferred Stock at a conversion price equal to the lower of (i) $150 per share or (ii) 50 times the greater of $1 or the trailing ten-day average closing price of our common stock on the date of conversion, and (b) CapitalSource will convey a pro-rata portion of the Warrants to the Galen Entities. While the Notes that the Galen Entities will purchase will convert into shares of our Series A Preferred Stock, the Galen Entities have agreed to convert these shares of our Series A Preferred Stock into shares of our common stock upon the effective date of this registration statement. As an inducement for the Galen Entities to enter into this agreement to purchase certain of these Notes, contemporaneously with our original issuance of the Notes, we granted options to the Galen Entities (collectively, the “Option”) to acquire up to the number of shares of our common stock which have a value equal to $6,000,000, at an exercise price equal to the greater of $3.50 per share or one-half of the trailing ten-day average closing price of our common stock on the date of exercise. If the Galen Entities choose to exercise any of these Warrants, the Option will terminate automatically. In any event, the Option will terminate automatically upon the earlier of (i) the 30th day following the date the Galen Entities are no longer obligated to purchase any Notes, (ii) the date the Galen Entities acquire any Notes, or (iii) August 15, 2003.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,077,942	$2.45	1,491,937
Equity compensation plans not approved by security holders	863,485	$3.75	775,500

Total	1,941,427	$3.03	2,267,437

We have seven stock option plans. All options granted under these plans are exercisable for shares of our common stock. Only three of these plans were adopted with the approval of our security holders. The remaining four plans were adopted without approval of our security holders and are described briefly as follows:

•	Our 1997 Distributor Advisory Panel Stock Option Plan provides for the grant of stock options to our sales representatives and the distributors of our products.

•	Our 1997 Surgeon Advisory Panel Stock Option Plan provides for the grant of stock options to the members of our surgeon advisory panel.

•	Our 1993 Distributor Stock Option Plan provided for the grant of stock options to our sales representatives and distributors of our products. Although we no longer issue options under this plan, previously granted options remain outstanding.

•	Our 1993 Surgeon Advisory Panel Stock Option Plan provided for the grant of stock options to prior members of our surgeon advisory panel. Although we no longer issue options under this plan, previously granted options remain outstanding.

Stock options granted pursuant to the foregoing plans may have exercise prices which are equal to, less than, or greater than the fair market value of the option shares as of the date of the grant. The shares subject to the options may vest, or become exercisable ratably, over a predefined period. The options expire no more than ten years from the date of grant.

We have granted certain options to purchase shares of our common stock to other non-employees. These options were not granted pursuant to any of the foregoing plans but have substantially similar terms as the terms of the options granted pursuant to the plans described above.

Registration Rights

In connection with the transaction related to the issuance of our Series A Preferred Stock in June 2001, we entered into an Investor Rights Agreement, whereby we granted the purchasers of our Series A Preferred Stock certain registration rights, which are described below. Additionally, in connection with the acquisition of our subordinated debt in February 2002, we entered into another Investor Rights Agreement with CapitalSource Holdings, LLC, whereby we granted CapitalSource registration rights essentially equivalent to those previously granted to the holders of our Series A Preferred Stock. As of May 24, 2003, the registration rights granted to the purchasers of our Series A Preferred Stock and to CapitalSource cover 13,160,300 and 2,198,614 registrable shares of our common stock, respectively. The registration rights granted under the Investor Rights Agreements also extend to any shares of our capital stock subsequently acquired by the investors, including an additional 1,714,286 shares of our common stock issuable upon the exercise of currently exercisable options.

Under the Investor Rights Agreements, the holders of the registrable securities may demand that we file a registration statement under the Securities Act covering some or all of the registrable securities under certain circumstances. We are not required to effect more than two demand registrations. In an underwritten offering, the managing underwriter of the offering has the right, subject to certain conditions, to limit the number of registrable securities to be included in the offering.

In addition, under the Investor Rights Agreements, the holders of the registrable securities have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act, other than a registration pursuant to the demand rights noted above or certain other excluded registrations, the holders of registrable securities may require us to include all or a portion of the registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter of the offering has the right, subject to certain conditions, to limit the number of registrable securities to be included in the offering. The holders of the registrable securities have agreed to waive their piggyback registration rights in connection with this offering for a period of 180 days after the date of the final prospectus relating to this offering.

Further, if we are eligible to effect a registration on Form S-3, under certain circumstances, the holders of registrable securities may demand that we file a registration statement on Form S-3 covering all or a portion of the registrable securities, provided that the registration has an aggregate offering price of $1.0 million and that we are not required to effect more than two such registrations in any twelve month period.

In general, we will bear all fees, costs and expenses of any registration of the registrable securities, other than underwriting discounts and commissions.

Delaware Anti-Takeover Law and Provisions of our Certificate of Incorporation and Bylaws

Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult for a third-party to acquire us or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless

•	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares will be held tendered in a tender or exchange offer); or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

Generally, a business combination includes a merger, consolidation, stock sale or asset sale involving 10% or more of a corporation’s assets, and other similar transactions resulting in a financial benefit to an interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our by-laws contain any such exclusion.

Charter and Bylaws Anti-Takeover Provisions

General.    A number of provisions of our certificate of incorporation and our bylaws concern matters of corporate governance and the rights of our stockholders. Some of these provisions, as well as the ability of our board of directors to issue shares of the preferred stock and to set the voting rights, preferences and other terms of the preferred stock, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors. Those provisions may also discourage takeover attempts which some of our stockholders may deem to be in their best interests.

Board of Directors.    Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Pursuant to our certificate of incorporation, our board of directors is divided into three classes, Class A, Class B and Class C. The classes are as nearly equal in number of directors as possible. Each director shall serve for a term expiring at the third annual meeting following the annual meeting at which the director was elected. As a result of the division of our board of directors into three classes and in accordance with Delaware law, our stockholders may remove members of our board of directors only for cause.

The classification of our board of directors, together with the ability of our board of directors to issue additional shares of our preferred stock without further shareholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the stockholders.

Amendment of Bylaws.    As permitted by Delaware law, our certificate of incorporation gives our directors the power to make, alter, amend, change, add to or repeal our bylaws. Additionally, our stockholders are entitled to amend our bylaws upon the affirmative vote of at least a majority of the shares entitled to vote at a meeting of our stockholders at which a quorum is present.

Special Meetings of Our Stockholders.    Our bylaws provide that a special meeting of our stockholders may only be called by our chief executive officer, our president, our board of directors or by one or more of our stockholders who together own of record at least 30% or more of the outstanding shares of our capital stock entitled to vote at the meeting. Our bylaws provide that the written notice of every special meeting of our stockholders must include a statement of the purpose or purposes for which the meeting is to be held. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of us.

The foregoing provisions of our certificate of incorporation, as amended, bylaws and the Delaware General Corporation Law may have the effect of deferring or discouraging hostile takeovers or delaying changes in control of our company.

Limitation on Liability of Directors and Indemnification

Our certificate of incorporation limits our directors’ personal liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided by Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derives an improper personal benefit.

This provision will generally not limit liability under state or federal securities laws and does not affect the availability of equitable remedies such as an injunction or rescission for breach of fiduciary duty.

Delaware law and our certificate of incorporation each provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorneys’ fees. Further, any person entitled to indemnification by us also has the right, subject to certain limitations, to require us to pay or reimburse the person for all incurred expenses in advance of the final disposition of the proceeding. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification. At present, there is no pending material litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted.

Listing on the Nasdaq National Market

Our common stock is quoted on the Nasdaq National Market under the symbol “ENMC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota N.A.

SHARES ELIGIBLE FOR FUTURE SALE

As described below, only a limited amount of shares will be available for sale shortly after this offering due to contractual and legal restrictions that apply to resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect the sales price.

Sale of Restricted Shares and Lock-Up Agreements

Upon completion of this offering, we will have an aggregate of 32,835,271 outstanding shares of common stock assuming no exercise by the underwriters of their over-allotment option, or 34,110,271 shares if the underwriters exercise their over-allotment option in full. Other than the shares to be sold in this offering which are purchased by our affiliates, as defined in Rule 144 under the Securities Act of 1933, or unless purchased by persons otherwise subject to lock-up agreements, all of the shares to be sold in this offering will be, and approximately 7,143,375 shares of our common stock which were previously registered are, freely tradeable.

The remaining 17,191,896 shares outstanding, including the 13,160,300 shares of common stock issued upon the conversion of all the shares of our Series A Preferred Stock, are “restricted securities” within the meaning of Rule 144. Such restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act of 1933, which are discussed below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

Prior to the closing of this offering, our officers, directors, and stockholders holding, in the aggregate, 16,903,545 shares of our common stock after giving effect to the conversion of Series A Preferred Stock, representing approximately 70% of our total outstanding stock or approximately 98% of the restricted shares described above, will be subject to lock-up agreements with the underwriters generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of SG Cowen Securities Corporation.

Under our registration rights agreements, the holders of approximately 13,160,300 shares of the common stock that will be outstanding after this offering, the holders of warrants to purchase approximately 2,198,614 shares of common stock and the holders of options to purchase approximately 1,714,286 shares of common stock are entitled to require us to register the sales of their shares under the Securities Act of 1933, subject to limitations specified in those agreements. See “Description of Capital Stock – Registration Rights.”

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person, including any of our affiliates, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is (subject to the lock-up agreements described above) entitled to sell within any three-month period a number of shares of our common stock that, together with sales of any securities with which such person’s sales must be aggregated, does not exceed the greater of:

•	one percent of the shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale on Form 144 is filed with the Securities and Exchange Commission.

Sales of restricted securities under Rule 144 are also subject to certain requirements with respect to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares of our common stock proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, would (subject to the lock-up agreements described above) be entitled to sell those shares following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Stock Options

As of May 24, 2003, we had issued options to purchase 3,541,876 shares of our common stock, including fully vested options to purchase 1,240,140 shares. Upon the expiration of the lock-up agreements described above, at least 3,205,360 shares of our common stock will be subject to vested options, based on the number of options outstanding immediately prior to the consummation of this offering. Subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, the shares of our common stock underlying those options are available for sale in the open market immediately following the expiration of the lock-up period.

We have currently effective registration statements on Form S-8 under the Securities Act covering approximately 5,380,133 shares of common stock reserved for issuance under our stock option plans and other option grants. As a result, any shares acquired upon the exercise of options granted under these plans or grants also are freely tradable in the public market (unless subject to the lock-up agreements described above). However, such shares held by affiliates still are subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resaleable under Rule 701.

In addition to possibly being able to sell option shares without restriction under a Form S-8 registration statement when effective, persons other than our affiliates are allowed under Rule 701 to sell shares of our common stock issued upon exercise of stock options (subject to the lock-up agreements described above), subject only to the manner of sale provisions of Rule 144 and to the lock-up period related to this offering. Our affiliates may (subject to the lock-up agreements described above) also begin selling option shares, but are subject to all of the Rule 144 restrictions except for the one-year holding period requirement.

FEDERAL TAX CONSIDERATIONS TO NON-UNITED STATES HOLDERS

The following is a summary of certain material United States federal income and estate tax considerations to a non-United States holder (as defined below) relating to the acquisition, ownership and disposition of shares of common stock purchased in this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended, or, the Code, final, temporary and proposed United States Treasury regulations promulgated thereunder, Internal Revenue Service rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not address all the tax consequences that may be relevant to certain non-United States holders in light of the holder’s particular circumstances and it is not intended to be applicable in all respects to all categories of non-United States holders, some of whom may be subject to special rules not discussed below. The discussion below deals only with shares of common stock held as “capital assets” within the meaning of the Code (generally, property held for investment), and does not address purchasers of the common stock that may be subject to special rules (including, without limitation, certain expatriates, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities, partnerships or other pass through entities, holders whose functional currency is not the United States dollar and persons that hold the common stock as part of a straddle, hedge, conversion or other integrated transaction). In addition, the following discussion does not address any state, local or foreign tax considerations that may be relevant to a non-United States holder’s decision to purchase, own or dispose of shares of common stock.

The rules governing the United States federal income and estate taxation of a non-United States holder are complex, and no attempt will be made herein to provide more than a summary of those rules. Special rules may apply to a non-United States holder that is a controlled foreign corporation, passive foreign investment company or foreign personal holding company and therefore subject to special treatment under the Code. NON-UNITED STATES HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS WITH REGARD TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

For purposes of the federal income tax portion of this summary, a “non-United States holder” is a beneficial owner of common stock that for United States federal income tax purposes is a nonresident alien or a corporation, trust or estate that is not (1) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (2) an estate the income of which is subject to United States federal income taxation regardless of its source or (3) a trust (a) that is subject to the supervision of a court within the United States and one or more United States persons (as described in section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For purposes of the federal estate tax portion of this summary, a “non-United States holder” is a beneficial owner of common stock who is an individual who is not a United States citizen and who is not domiciled in the United States and who is not otherwise a resident of the United States for federal income tax purposes. A person acquires a domicile in the United States by living in the United States, even for a brief period, with “no definite present intention” of later removing from the United States. If domicile exists in the United States, an intention to change domicile does not actually effect such a change unless accompanied by an actual removal from the United States.

Dividends on Common Stock

Generally, any dividends paid to a non-United States holder of common stock will be subject to United States federal income tax withholding at a rate of 30% of the amount of the dividend, or at a lower applicable income tax treaty rate. However, if the dividend is effectively connected with the conduct of a United States trade or business of a non-United States holder, and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-United States holder, a non-United States holder generally will be taxed in the same manner as a United States holder. An effectively connected dividend received by a corporate non-United States holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though an effectively connected dividend is subject to United States federal income tax, and may be subject to the branch profits tax, it is not subject to withholding tax (unless derived through a partnership) if the non-United States holder delivers Internal Revenue Service Form W-8ECI (or successor form) annually to us or our agent.

United States Treasury regulations require a non-United States holder to provide certain certifications under penalties of perjury that such holder is not a United States person in order to obtain treaty benefits (and avoid backup withholding as discussed below), a non-United States holder must deliver to us or our agent a properly executed IRS Form W-8BEN (or successor form).

A non-United States holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

A non-United States holder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of such holder’s common shares. Instead, the excess portion of the distribution will reduce the adjusted basis of the shares. A non-United States holder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares, if the non-United States holder otherwise would be subject to tax on gain from the sale or disposition of common shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-United States holder unless (i) a lower treaty rate applies and the non-United States holder files Internal Revenue Service Form W-8BEN (or successor form) evidencing eligibility for that reduced rate with us or our agent; or (ii) the non-United States holder files Internal Revenue Service Form W-8ECI (or successor form) with us or our agent claiming that the distribution is effectively connected income. However, a non-United States holder may obtain a refund of amounts we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of backup withholding below, any gain realized upon a sale, exchange or other disposition of common stock by a non-United States holder generally will not be subject to United States federal income tax unless:

(1)  the gain is effectively connected with a trade or business conducted by the non-United States holder in the United States, and, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by such holder,

(2)  in the case of a non-resident individual who holds stock as a capital asset, the individual has been present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and certain other requirements are met, or

(3)  in the case of a non-United States holder who owns or has owned, actually or constructively, during the relevant statutory period more than 5% of our stock, we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other requirements are met.

Although there can be no assurance, we do not believe that we have been or currently are a “United States real property holding corporation”.

If the gain is effectively connected with a trade or business conducted by the non-United States holder in the United States, and, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by such holder, the non-United States holder generally will recognize capital gain or loss equal to the difference between the amount of cash proceeds and the fair market value of any property received in the sale, exchange or other disposition and the non-United States holder’s adjusted tax basis in the shares of common stock sold, exchanged, or otherwise disposed.

Federal Estate Taxes

Common stock that is beneficially owned by an individual non-United States holder at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The individual’s gross estate might also include the value of common stock which is held indirectly by the individual through one or more domestic or foreign entities. Non-United States holders are encouraged to consult their tax advisors regarding the inclusion of the value of the common stock in their gross estate in cases where it is owned indirectly through one or more entities.

Backup Withholding and Information Reporting

Dividends on common stock paid to a non-United States holder will generally be exempt from backup withholding tax, provided that non-United States holders meet applicable certification requirements or otherwise establish an exemption. Non-United States holders that fail to meet these requirements will be subject to backup withholding at the rate of 28%.

Payments of the proceeds from the sale of shares of common stock by or through the United States office of a broker will be subject to information reporting and backup withholding unless the non-United States holder certifies under penalties of perjury that it is a non-United States holder or otherwise establishes an exemption from information reporting and backup withholding.

Information reporting requirements and backup withholding tax generally will not apply to any payment of the proceeds of the sale of shares of common stock effected outside the United States by a foreign office of a “broker” (as defined in applicable United States Treasury Regulations). However, if the broker:

(1)  is a United States person,

(2)  derives 50% or more of its gross income from all sources for certain periods from the conduct of a United States trade or business,

(3)  is a controlled foreign corporation as to the United States, or

(4)  is a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or is a foreign partnership that is engaged in a trade or business in the United States, payment of the proceeds will be subject to information reporting requirements and/or backup withholding tax unless the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

Any amounts withheld from a payment to a non-United States holder under the backup withholding rules generally will be allowed as a credit against the non-United States holder’s United States federal income tax liability and may entitle the non-United States holder to a refund, provided that the required information is provided to the Internal Revenue Service.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares
SG Cowen Securities Corporation
First Albany Corporation

Total	8,500,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of the prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $             per share. Securities dealers may reallow a concession not in excess of $             per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 1,275,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the common stock offered hereby. If the over-allotment option is exercised in full, the underwriters will purchase additional shares of common stock from us in approximately the same proportion as shown in the table above.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Our directors, executive officers and stockholders holding, in the aggregate, approximately 70% of our outstanding stock have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for shares of common stock. In addition, so long as the transferee agrees to be bound by the terms of the lock-up agreement, a director, executive officer or stockholder may transfer his or her securities by gift or for estate planning purposes. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares.

•	In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

LEGAL MATTERS

Winstead Sechrest & Minick P.C., Austin, Texas, will pass on the validity of the common stock offered by this prospectus for us. Brown Raysman Millstein Felder & Steiner LLP, New York, New York, has acted as counsel for the underwriters with regard to certain legal matters in connection with this offering.

EXPERTS

The consolidated financial statements of Encore Medical Corporation as of December 31, 2001 and 2002 and for the years then ended, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Chattanooga Group, Inc. included in this prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to the inclusion of its report in this prospectus, and we have not filed that consent in reliance on Rule 437a promulgated under the Securities Act. We refer you to “Risk Factors—Risks Related to Arthur Andersen LLP” for a discussion of the risks associated with the lack of Arthur Andersen’s consent.

CHANGE IN INDEPENDENT ACCOUNTANTS

In September 2001, we engaged KPMG LLP as our independent accountants. The decision to engage KPMG LLP as our independent accountants was approved by the audit committee of our board of directors. Prior to September 2001, we had not consulted with KPMG LLP on items that involved accounting principles or the form of audit opinion to be issued on our financial statements.

Prior to September 2001, we retained PricewaterhouseCoopers LLP as our independent accountants. PricewaterhouseCoopers LLP audited our financial statements for December 31, 2000 and all of our fiscal years prior to that date. The audit reports of PricewaterhouseCoopers LLP did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. We terminated our relationship with PricewaterhouseCoopers LLP, but did not have any disagreement with PricewaterhouseCoopers LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, with respect to the financial statements they audited, which disagreement, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused PricewaterhouseCoopers LLP to make reference to the matter of the disagreement in their reports.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock offered in this offering prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits which are part of the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports, any proxy statements and other information with the Securities and Exchange Commission. You can read our Securities and Exchange Commission filings, including this registration statement, over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any documents we file with the Securities and Exchange Commission at its public reference facility at 450 Fifth Street, N.W., Washington D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our Securities and Exchange Commission filings are also available at the office of the Nasdaq National Market.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Encore Medical Corporation:

We have audited the accompanying consolidated balance sheets of Encore Medical Corporation as of December 31, 2001 and 2002 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Encore Medical Corporation as of December 31, 2001 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 6 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002.

/s/  KPMG LLP

Austin, Texas

March 12, 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and

Stockholders of Encore Medical Corporation

In our opinion, the accompanying consolidated statements of operations, of changes in stockholders’ equity, and of cash flows for the year ended December 31, 2000 present fairly, in all material respects, the results of operations and cash flows of Encore Medical Corporation and its subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/  PRICEWATERHOUSECOOPERS LLP

Austin, Texas

February 22, 2001

ENCORE MEDICAL CORPORATION

Consolidated Balance Sheets (in thousands, except share and per share data)

	December 31,		March 29, 2003
	2001	2002
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,401	$253	$226
Accounts receivable, net of allowance for doubtful accounts of $154, $288 and $315, respectively	5,828	14,635	15,394
Inventories, net of allowance of $4,477, $2,917 and $3,180, respectively	22,911	27,701	27,626
Deferred tax assets	2,461	2,171	2,326
Prepaid expenses and other current assets	1,327	1,527	1,247

Total current assets	37,928	46,287	46,819

Property and equipment, net	7,233	11,179	10,769
Goodwill	3,422	18,146	18,146
Intangible assets, net	2,622	15,104	14,833
Other assets	457	3,039	2,847

Total assets	$51,662	$93,755	$93,414

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$9,975	$3,606	$9,242
Accounts payable	2,737	4,442	5,011
Accrued expenses	3,355	5,332	4,976

Total current liabilities	16,067	13,380	19,229

Long-term debt, net of current portion	2,851	34,129	27,847
Deferred tax liability	25	4,531	4,587
Other non-current liabilities	542	686	681

Total liabilities	19,485	52,726	52,344

Stockholders’ equity:
Series A Preferred Stock, $0.001 par value, 255,000 shares authorized; 132,353, 132,353 and 131,603 shares issued and outstanding, respectively, aggregate liquidation preference of $13,500, $13,500 and $13,424, respectively	12,840	12,840	12,767
Common stock, $0.001 par value, 50,000,000 shares authorized; 11,441,000, 11,609,000 and 11,684,000 shares issued, respectively	11	12	12
Additional paid-in capital	22,052	30,420	30,477
Notes receivable for sale of common stock	(1,187)	(1,164)	(1,157)
Deferred compensation	(56)	(14)	(6)
Retained earnings	560	566	608
Less cost of repurchased stock, warrants and rights (635,000, 509,000 and 509,000 shares, respectively)	(2,043)	(1,631)	(1,631)

Total stockholders’ equity	32,177	41,029	41,070

Total liabilities and stockholders’ equity	$51,662	$93,755	$93,414

See accompanying notes to consolidated financial statements.

ENCORE MEDICAL CORPORATION

Consolidated Statements of Operations (in thousands, except per share amounts)

	Year Ended December 31,			Three months ended
	2000	2001	2002	March 30, 2002	March 29, 2003
				(unaudited)
Sales	$30,028	$42,616	$95,491	$19,308	$26,392
Cost of sales	14,983	17,852[1]	49,451	9,618	13,448

Gross margin	15,045	24,764	46,040	9,690	12,944

Operating expenses:
Selling, general and administrative	15,360	19,865[2]	35,550	8,324	9,906
Research and development	1,778	1,732[3]	3,397	618	1,133
Other charges	2,001	1,623	—	—	—

Income (loss) from operations	(4,094)	1,544	7,093	748	1,905

Other income (expense):
Interest income	26	186	136	43	29
Interest expense	(1,346)	(1,299)	(7,212)	(817)	(1,908)
Other income	362	334	301	91	76

Income (loss) before income taxes	(5,052)	765	318	65	102
Provision (benefit) for income taxes	(1,789)	217	312	30	60

Net income (loss)	(3,263)	548	6	35	42

Beneficial conversion feature related to Series A Preferred Stock	—	(3,706)	—	—	—

Net income (loss) attributable to common stock	$(3,263)	$(3,158)	$6	$35	$42

Net income (loss) per common and common equivalent share:
Basic earnings (loss) per share-
Basic earnings (loss) per share-	$(0.36)	$(0.34)	$0.00	$0.00	$0.00
Shares used in computing basic earnings (loss) per share	8,990	9,355	10,429	10,018	10,668
Diluted earnings (loss) per share-
Diluted earnings (loss) per share-	$(0.36)	$(0.34)	$0.00	$0.00	$0.00
Shares used in computing diluted earnings (loss) per share	8,990	9,355	26,477	25,755	26,663

[1]	Excludes $37,000 of stock compensation expense included in other charges.
[2]	Excludes $694,000 of stock compensation expense included in other charges.
[3]	Excludes $186,000 of stock compensation expense included in other charges.

See accompanying notes to consolidated financial statements.

ENCORE MEDICAL CORPORATION

Consolidated Statements of Changes in Stockholders’ Equity (in thousands)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Rec. – Sale of Common Stock	Deferred Compensation	Retained Earnings	Repurchased Stock Warrants and Rights		Total Stockholders’ Equity
	Shares	Amount	Shares	Amount					Shares	Amount
Balance at December 31, 1999	—	$—	9,340	$9	$19,379	—	$(288)	$3,275	(278)	$(1,301)	$21,074
Issuance of common stock	—	—	8	—	13	—	—	—	—	—	13
Deferred compensation	—	—	—	—	39	—	(39)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	142	—	—	—	142
Purchase of treasury stock	—	—	—	—	—	—	—	—	(44)	(120)	(120)
Tax expense associated with stock options	—	—	—	—	(26)	—	—	—	—	—	(26)
Net loss	—	—	—	—	—	—	—	(3,263)	—	—	(3,263)

Balance at December 31, 2000	—	—	9,348	9	19,405	—	(185)	12	(322)	(1,421)	17,820
Issuance of common stock	—	—	2,093	2	2,195	(1,187)	—	—	—	—	1,010
Deferred compensation	—	—	—	—	9	—	(9)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	138	—	—	—	138
Purchase of treasury stock	—	—	—	—	—	—	—	—	(313)	(622)	(622)
Issuance of preferred stock, net of issuance costs	132	12,840	—	—	—	—	—	—	—	—	12,840
Legal settlement charge	—	—	—	—	410	—	—	—	—	—	410
Tax benefit associated with stock options	—	—	—	—	33	—	—	—	—	—	33
Net income	—	—	—	—		—	—	548	—	—	548

Balance at December 31, 2001	132	12,840	11,441	11	22,052	(1,187)	(56)	560	(635)	(2,043)	32,177
Issuance of common stock	—	—	168	1	185	—	—	—	—	—	186
Stock compensation	—	—	—	—	223	—	—	—	—	—	223
Amortization of deferred compensation	—	—	—	—	—	—	42	—	—	—	42
Purchase of treasury stock	—	—	—	—	—	23	—	—	(22)	(23)	—
Tax benefit associated with stock options	—	—	—	—	24	—	—	—	—	—	24
Issuance of treasury stock for services provided in connection with the Chattanooga Group, Inc. acquisition	—	—	—	—	32	—	—	—	148	435	467
Issuance of stock purchase warrants	—	—	—	—	7,904	—	—	—	—	—	7,904
Net income	—	—	—	—	—	—	—	6	—	—	6

Balance at December 31, 2002	132	$12,840	11,609	$12	$30,420	$(1,164)	$(14)	$566	(509)	$(1,631)	$41,029

Amortization of deferred compensation (unaudited)	—	—	—	—	—	—	(8)	—	—	—	(8)
Adjustment to deferred compensation (unaudited)	—	—	—	—	(16)	—	16	—	—	—	—
Converstion of preferred stock to common stock (unaudited)	—	(73)	75	—	73	—	—	—	—	—	—
Note payment (unaudited)	—	—	—	—	—	7	—	—	—	—	7
Net income (unaudited)	—	—	—	—	—	—	—	42	—	—	42

Balance at March 29, 2003 (unaudited)	132	$12,767	11,684	$12	$30,477	$(1,157)	$(6)	$608	(509)	$(1,631)	$41,070

See accompanying notes to consolidated financial statements.

ENCORE MEDICAL CORPORATION

Consolidated Statements of Cash Flows (in thousands)

	Year Ended December 31,			Three months ended
				March 30,	March 29,
	2000	2001	2002	2002	2003
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(3,263)	$548	$6	$35	$42
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	2,143	2,135	3,329	746	750
Amortization of intangibles	663	764	1,113	230	271
Amortization of debt issuance costs	—	—	2,467	354	697
Non-cash interest expense	—	—	606	57	170
Stock-based compensation	142	138	265	91	(8)
Deferred taxes	(1,352)	(784)	235	12	(99)
Tax benefit (provision) associated with stock options	(26)	33	24	—	—
Impairment of intangible asset	700	—	—	—	—
(Gain) loss on disposal of assets	397	8	25	7	(11)
Other charges	—	1,080	—	—	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(963)	(411)	157	(102)	(759)
Decrease (increase) in inventories	(1,201)	3,127	3,359	1,581	75
Decrease (increase) in prepaid expenses and other assets	(271)	(748)	108	(213)	100
(Decrease) increase in accounts payable and accrued expenses	98	2,933	(2,090)	(2,103)	213

Net cash provided by (used in) operating activities	(2,933)	8,823	9,604	695	1,441
Cash flows from investing activities:
Acquisition of Soft Goods Division product lines	—	(5,987)	—	—	—
Acquisition of Chattanooga Group, Inc.	—	—	(35,749)	(32,578)	—
Purchases of property and equipment	(1,694)	(2,705)	(1,494)	(223)	(347)
Proceeds from sale of assets	—	3	15	—	17

Net cash used in investing activities	(1,694)	(8,689)	(37,228)	(32,801)	(330)
Cash flows from financing activities:
Proceeds from issuance of common stock	13	157	186	77	8
Payments to acquire treasury stock	(120)	(31)	—	—	—
Proceeds from issuance of Series A Preferred Stock	—	12,840	—	—	—
Proceeds from long-term debt	5,160	—	40,529	39,662	161
Payments on long-term debt	(426)	(7,700)	(15,865)	(12,742)	(1,307)
Payment of debt issuance costs	—	—	(2,374)	—	—

Net cash provided by (used in) financing activities	4,627	5,266	22,476	26,997	(1,138)

Net increase (decrease) in cash and cash equivalents	—	5,400	(5,148)	(5,109)	(27)
Cash and cash equivalents at beginning of year	1	1	5,401	5,401	253

Cash and cash equivalents at end of year	$1	$5,401	$253	$292	$226

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$1,346	$1,277	$4,069	$406	$1,041
Income taxes	211	251	1,555	438	138
Supplemental schedule of non-cash investing and financing activities:
Capital lease obligations related to equipment leases entered into during the year	$46	$—	$—	$—	$—
Acquisition of treasury stock through cashless exercise of stock options	—	213	—	—	—
Notes received (redeemed) for sale (repurchase) of common stock	—	1,187	(23)	—	—
Purchase of treasury stock by issuance of a note	—	409	—	—	—
Notes issued for acquisition of Soft Goods Division product lines	—	3,135	—	—	—
Issuance of stock purchase warrants	—	—	7,904	7,904	—
Issuance of treasury stock for services provided in connection with the Chattanooga Group, Inc. acquisition	—	—	467	431	—
Conversion of Series A preferred stock to common stock	—	—	—	—	73

See accompanying notes to consolidated financial statements.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

1.    Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

Encore Orthopedics, Inc., a Delaware corporation and the primary operating subsidiary of Encore Medical Corporation (“Encore” or the “Company”), was converted on February 7, 2002, from a Delaware corporation to a Delaware limited partnership, Encore Medical, L.P. It has two partners, Encore Medical GP, Inc. (“EGP”) and Encore Medical Asset Corporation (“EMAC”), the general partner and limited partner, respectively. Both of these corporations are wholly owned subsidiaries of Encore. Prior to February 7, 2002, neither EGP nor EMAC had any operations. On March 1, 2002, Chattanooga Group, Inc. was merged into and with Encore Medical, L.P., Encore Medical, L.P. being the surviving entity. All of the assets, liabilities, operations and financial results of Encore Medical L.P., EGP and EMAC are consolidated in the financial statements of Encore.

Encore is a diversified orthopedic company that designs, manufactures, markets and distributes orthopedic devices and related products for the orthopedic industry. The Company’s products are used primarily by orthopedic specialists who treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports related injuries. The Company currently markets and distributes its products through three operating divisions: the Surgical Division, the orthopedic soft goods division (Soft Goods Division) and the Chattanooga Group Division. Encore’s Surgical Division offers reconstructive joint products, including hip, knee and shoulder implants, trauma products and spinal implant products. The Soft Goods Division is a leading provider of orthopedic soft goods, which include non-surgical products that repair, regenerate and rehabilitate soft tissue and bone, and protect against injury. The Chattanooga Group markets its products across a majority of rehabilitation product segments offering a complete line of rehabilitation equipment.

Interim Financial Information

The interim financial information as of March 29, 2003 and for the three months ended March 30, 2002 and March 29, 2003 included in the consolidated financial statements and accompanying notes thereto is unaudited but, in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position at such date and its operating results and cash flows for those periods. Results for the interim periods are not necessarily indicative of the results to be expected for the entire year, or any future period.

Principles of Consolidation

The consolidated financial statements include the accounts of Encore and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

Cash and Cash Equivalents

Cash consists of deposits with financial institutions. Encore considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

Inventories

Inventory value is stated at the lower of cost or market, with cost being average actual cost. Encore establishes reserves for such issues as slow moving or excess inventory, product obsolescence and valuation impairment. Encore’s inventory reserve policy is primarily based on the products and market practices. Each division determines the amount and timing of write-downs. For all divisions, Encore utilizes a specific identification methodology (product rationalization), which can occur whenever there is a change in strategy. In addition, sales performance is reviewed on at least a quarterly basis to determine the amounts that should be adjusted to the existing reserve. Reserves are monitored on a quarterly basis and adjustments are made as determined by the processes referred to above. These inventory items are primarily being disposed of by scrapping or donating to charitable organizations. See Note 4 for additional information.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets that range from three to thirty-nine years. Leasehold improvements and assets subject to capital lease are amortized using the straight-line method over the terms of the leases or lives of the assets, if shorter. Maintenance and repairs are expensed as incurred. See Note 5 for additional information.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

Intangible Assets

Intangible assets consist of agency rights, transferable licenses, distribution networks, intellectual property and customer lists and are carried at cost less accumulated amortization. Amortization of intangibles is computed based on the straight-line method over periods ranging from two to forty years. On an ongoing basis, Encore reviews its intangible assets to determine if there has been any change in the useful life of an intangible asset or whether there has been impairment of these assets. See Note 6 for additional information.

Shipping and Handling Costs

Shipping and handling costs, which are not reimbursed by customers are included in selling, general and administrative expense. For the years ended December 31, 2000, 2001 and 2002 $0, $1 million and $2.3 million

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

of shipping and handling costs, respectively, were included in selling, general and administrative expenses. For the three months ended March 30, 2002 and March 29, 2003, $730,000 and $449,000, respectively, were included in selling, general and administrative expenses. All remaining shipping and handling expenses, which are generally reimbursed by customers, are included as part of sales and cost of sales.

Revenue Recognition

The Surgical Division’s products are sold through a network of independent sales representatives in the U.S. and by distributors outside the U.S. Revenues from sales made by independent sales representatives, who are paid commissions upon the ultimate sale of the products, are recorded at the time the product is utilized in a surgical procedure (implanted into a patient) and a purchase order is received from the hospital. Revenues from sales to customers outside the U.S. are recorded when the product is shipped to the customer. The distributors, who sell the products to other customers, take title to the products, have no rights of return and assume the risk for credit and obsolescence. Distributors are obligated to pay Encore within specified terms regardless of when they sell the products. In addition there is no price protection.

The Soft Goods Division’s products are sold to distributors, retail outlets, and various medical and sports establishments. Sales are recorded at the time the product is shipped to the customer. Customers take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell or use the products, and have no price protection except for distributors who participate in our rebate program. Product returns are allowed only with prior approval by Encore and a reserve for estimated product returns is maintained based on actual historical experience. In addition, rebates are granted to distributors and a reserve is maintained for future rebate claims based on actual historical experience. The reserves for estimated product returns and rebate claims are a deduction from the sales recorded for each reporting period.

The Chattanooga Group products are sold to independent dealers who take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell the products, and have no price protection. The sales are recorded when the products are shipped to these dealers. Product returns are allowed only with prior approval by Encore and a reserve for estimated product returns is maintained based on actual historical experience. In addition, extended warranty contracts are sold (less than 1% of total revenue) and the warranty revenues are recognized over the life of the warranty period.

Encore must make estimates of potential future product returns and rebates related to current period product revenue. To do so, Encore’s management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of Encore’s products when evaluating the adequacy of the sales returns and other allowances. Significant management judgment must be used and estimates must be made in connection with establishing the sales returns, rebates and other allowances in any accounting period.

Warranty Costs

The Company provides warranties on certain of its products, principally within the Chattanooga Group Division. The warranty periods typically range from one to two years, and provide for customer return rights relative to defective product. At each reporting period, the Company estimates its warranty obligations based upon historical experience and known product issues, if any. The warranty accrual is recorded within the Company’s accrued expenses and at December 31, 2001 and 2002 and March 29, 2003, approximated $0, $402,000 and $411,000, respectively.

Advertising Costs

The Company expenses advertising costs as they are incurred. During 2000, 2001 and 2002, such costs approximated $744,000, $837,000, and $1.2 million, respectively.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

Research and Development

Research and development expenses relate primarily to the technological development and enhancement of reconstructive, trauma and spinal devices, as well as rehabilitation and Soft Goods Division products. Research and development costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized and measured using enacted tax rates in effect for the year in which the differences are expected to be recognized. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized.

Earnings (Loss) Per Share

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, basic earnings (loss) per common share has been computed using the weighted average number of shares of common stock outstanding during the period and excludes any dilutive effects of options, warrants, restricted stock or the conversion of the Series A Preferred Stock. Diluted earnings (loss) per share is computed using the weighted average number of common stock and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive. The number of common share equivalents outstanding is computed using the treasury stock method. Because Encore incurred a net loss attributable to common stock for the years ended December 31, 2000 and 2001 the effect of 7,059,033 and 12,809,390 common stock equivalents, respectively, were excluded as anti-dilutive. As of December 31, 2002, Encore had 5,908,906 common stock equivalents excluded as anti-dilutive.

Fair Value of Financial Instruments

The carrying amounts of Encore’s financial instruments, including cash and cash equivalents, trade accounts receivable and payable, and long-term debt approximate fair values. Encore estimates the fair value of its long-term fixed rate debt based on Encore’s current borrowing rate for debt with similar maturities, terms and characteristics.

Acquisitions

On February 8, 2002, the Company acquired all of the issued and outstanding shares of capital stock of Chattanooga Group, Inc. The Company acquired stock for a total purchase price of $36.8 million. For financial reporting purposes, $13.5 million of the purchase price was allocated to acquired intangible assets having a weighted-average useful life of approximately 18 years. The intangible assets that make up that amount include technology-based assets of $1.8 million (12-year weighted average useful life), customer-based assets of $5.3 million (20-year weighted average useful life), and marketing-based assets totaling $6.4 million (indefinite useful life). See Note 13 for additional information regarding the Chattanooga Group acquisition.

On July 2, 2001, the Company acquired Kimberly-Clark Corporation’s line of orthopedic soft goods, patient safety devices and pressure care products pursuant to an Asset Purchase Agreement dated July 2, 2001. The Company acquired fixed assets, inventory and intangible assets for a total purchase price of $8.8 million consisting of $5.7 million in cash and a promissory note in the amount of $3.1 million bearing interest at 8% per

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

annum and payable over 24 months. For financial reporting purposes, $2.1 million of the purchase price was allocated to acquired intangible assets having a weighted-average useful life of approximately 9 years. The intangible assets that make up that amount include customer lists of $300,000 (2-year weighted-average useful life), transferable licenses of $1.6 million (17-year weighted-average useful life), and intellectual property of $0.2 million (15-year weighted-average useful life).

Stock-based compensation plans

The Company has adopted the disclosure-only provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosures” (“SFAS 148”) as well as those outlined in SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). As permitted by SFAS 148 and SFAS 123, the Company continues to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock issued to Employees” and related interpretations in accounting for its plans. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Encore’s stock at the date of the grant over the amount an employee must pay to acquire the stock. Stock based awards for non-employees are accounted for under the provisions of SFAS No. 123 and Emerging Issues Task Force Consensus 96-18 (“EITF 96-18”).

Had compensation cost for all stock option grants been determined based on their fair market value at the grant dates consistent with the method prescribed by SFAS 148 and SFAS 123, Encore’s net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	For the Year Ended December 31,			Three months ended
	2000	2001	2002	March 30, 2002	March 29, 2003
				(unaudited)
Net income (loss) attributable to common stock as reported	$(3,263)	$(3,158)	$6	$35	$42
Add: Total stock-based employee compensation expense included in reported net income (loss), net of related tax effects	—	657	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(223)	(1,127)	(280)	(27)	(103)

Net loss attributable to common stock Pro forma	(3,486)	(3,628)	(274)	8	(61)
Earnings (loss) per share
Basic: As reported	(0.36)	(0.34)	0.00	0.00	0.00
Pro forma	(0.39)	(0.39)	(0.03)	0.00	(0.01)
Diluted: As reported	(0.36)	(0.34)	0.00	0.00	0.00
Pro forma	(0.39)	(0.39)	(0.03)	0.00	(0.01)

The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 2001 and 2002:

	2000	2001	2002
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	65.0%	86.7%	86.0%
Risk-free interest rate	6.0%	4.4%	4.1%
Expected life	1–5 years	5–10 years	2–10 years

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

Comprehensive Income

The Company includes all changes in equity during a period except those resulting from investments by and distributions to owners as a component of other comprehensive income. For the years ended December 31, 2000, 2001 and 2002, there were no components of comprehensive income other than the net income (loss).

Reclassifications

Certain 2000 and 2001 amounts have been reclassified to conform with current year presentation.

2.    Other charges

The components of other charges included in the Consolidated Statements of Operations are as follows (in thousands):

	For the Year Ended December 31,
	2000	2001	2002
Impairment of intangibles	$700	$—	$—
Post retirement benefits for former employees	439	—	—
Provision for doubtful accounts	383	—	—
Legal settlement charges	—	535	—
Compensation expense associated with stock option exchange program	—	917	—
Other	479	171	—

Total	$2,001	$1,623	$—

During the fourth quarter of 2000, the Company recorded a charge of $700,000 related to the impairment of intangibles acquired in connection with a lawsuit settlement and concurrent distribution agreement reached with Wright Medical Technology, Inc. During the fourth quarter of 2000, the Company agreed to provide certain health insurance benefits to certain employees associated with their leaving the Company and recorded a charge of $439,000 related to these post-employment benefits. The Company also incurred charges of $479,000 principally related to the write-off of unsuccessful acquisition attempts.

In June 2001, in accordance with FIN 44, the Company recorded compensation expense of $917,000 related to the cancellation of certain outstanding options to purchase common stock in exchange for common shares of the Company. In June 2001, a former employee exercised options by selling some of the shares acquired by the exercise of previously granted stock options back to the Company in sufficient quantity to cover the exercise price and related tax liability. This cashless exercise of options generated compensation expense of $171,000. In June 2001, the Company reached a settlement with Medica Holding AG (“Medica”) related to a complaint filed by Medica associated with the Company’s sale of Series A Preferred Stock. The Company incurred two charges in connection with the settlement. The first charge of $125,000 relates to court ordered reimbursement of the plaintiff’s legal expenses that resulted in the filing of a supplement to the original proxy statement. The second charge of $410,000 represents a non-cash benefit provided to the Company by the primary Series A Preferred Stock stockholders that arose as a result of their purchase of Medica’s outstanding stock in the Company. Of the total charges of $1,623,000 only $544,000 represented a cash outlay by the Company.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

3.    Accounts Receivable

A summary of the activity in Encore’s allowance for doubtful accounts is presented below (in thousands):

	For the Year Ended December 31,			For the Three Months Ended
	2000	2001	2002	March 30, 2002	March 29, 2003
				(unaudited)
Balance, beginning of the period	$112	$339	$154	$154	$288
Provision for bad debt expense	234	136	134	53	29
Write-offs charged to allowance	(7)	(321)	—	—	(2)

Balance, end of the period	$339	$154	$288	$207	$315

4.    Inventories

Inventories consist of the following (in thousands):

	December 31,		March 29, 2003
	2001	2002
			(unaudited)
Components and raw materials	$6,323	$8,648	$8,200
Work in process	805	1,350	1,732
Finished goods	20,260	20,620	20,874

	27,388	30,618	30,806
Less—inventory reserves	(4,477)	(2,917)	(3,180)

	$22,911	$27,701	$27,626

Certain of the Company’s inventory is held with its sales agents on consignment. At December 31, 2001 and 2002 and March 29, 2003, the consigned inventory held by sales agents approximated $5.2 million, $6.4 million and $6.3 million, respectively.

A summary of the activity in Encore’s inventory reserve for slow moving, excess, product obsolescence and valuation is presented below (in thousands):

	For the Year Ended December 31,			For the Three Months Ended
	2000	2001	2002	March 30, 2002	March 29, 2003
				(unaudited)
Balance, beginning of the period	$771	$4,675	$4,477	$4,477	$2,917
Provision charged to cost of sales	4,292	2,315	1,313	759	971
Write-offs charged to reserve	(388)	(2,513)	(2,873)	(218)	(708)

Balance, end of the period	$4,675	$4,477	$2,917	$5,018	$3,180

The write-offs to the reserve were principally related to the disposition of fully reserved inventory.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

5.    Property and Equipment

Property and equipment, at cost, consist of the following (in thousands):

	December 31,		March 29, 2003
	2001	2002
			(unaudited)
Land	$—	$1,164	$1,164
Buildings and improvements	683	3,832	3,970
Equipment	5,777	6,991	6,991
Furniture and fixtures	2,957	4,278	4,326
Surgical instrumentation	9,081	9,153	9,109

	18,498	25,418	25,560
Less—accumulated depreciation and amortization	(11,265)	(14,239)	(14,791)

	$7,233	$11,179	$10,769

Depreciation and amortization expense relating to property and equipment for the years ended December 31, 2000, 2001 and 2002 was approximately $2,143,000, $2,135,000, and $3,329,000, respectively and was approximately $746,000 and $750,000 for the three month periods ending March 30, 2002 and March 29, 2003, respectively.

6.    Intangible Assets

The Company adopted the non-amortization provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) on January 1, 2002, which resulted in additional pre-tax earnings of $280,000 for the twelve months ended December 31, 2002. Encore has reviewed its goodwill and other intangible assets and has determined that at this time there has been no impairment of these assets that would require any impairment charge to be recorded in the consolidated financial statements of the Company. The following table provides comparative earnings and earnings per share information had the non-amortization provisions of SFAS 142 been adopted for the periods presented:

	Twelve Months Ended December 31,
	2000	2001	2002
Reported net income (loss)	$(3,263)	$(3,158)	$6
Goodwill amortization	180	200	—

Adjusted net income (loss)	$(3,083)	$(2,958)	$6

Basic earnings (loss) per share:
As reported	$(0.36)	$(0.34)	$0.00
Goodwill amortization	0.02	0.02	—

Adjusted	$(0.34)	$(0.32)	$0.00

Diluted earnings (loss) per share:
As reported	$(0.36)	$(0.34)	$0.00
Goodwill amortization	0.02	0.02	—

Adjusted	$(0.34)	$(0.32)	$0.00

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

Intangibles consisted of the following (in thousands) as of December 31, 2001:

	Gross Carrying Amount	Accumulated Amortization	Amortizable Intangibles, Net
Amortized Intangible Assets:
Technology-based	$1,074	$(367)	$707
Marketing-based	950	(25)	925
Customer-based	1,778	(788)	990

Amortizable Intangibles	$3,802	$(1,180)	$2,622

Total Intangible Assets			$2,622

Intangibles consisted of the following (in thousands) as of December 31, 2002:

	Gross Carrying Amount	Accumulated Amortization	Amortizable Intangibles, Net
Amortized Intangible Assets:
Technology-based	$2,977	$(746)	$2,231
Marketing-based	952	(76)	876
Customer-based	7,049	(1,472)	5,577

Amortizable Intangibles	$10,978	$(2,294)	$8,684

Unamortized Intangible Assets:
Trademarks			$6,420

Total Unamortized Intangibles			$6,420

Total Intangible Assets			$15,104

Intangibles consisted of the following (in thousands) as of March 29, 2003 (unaudited):

	Gross Carrying Amount	Accumulated Amortization	Amortizable Intangibles, Net
Amortized Intangible Assets:
Technology-based	$2,977	$(826)	$2,151
Marketing-based	952	(90)	862
Customer-based	7,049	(1,649)	5,400

Amortizable Intangibles	$10,978	$(2,565)	$8,413

Unamortized Intangible Assets:
Trademarks			$6,420

Total Unamortized Intangibles			$6,420

Total Intangible Assets			$14,833

The Company’s amortizable assets will continue to be amortized over their remaining useful lives ranging from 1 to 40 years.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

Aggregate amortization expense for the years ended December 31, 2000, 2001, and 2002 was $663,000, $764,000, and $1,113,000 respectively and was $230,000 and $271,000 for the three month periods ending March 30, 2002 and March 29, 2003, respectively.

Estimated amortization expense for the next five years is as follows (in thousands):

For year ended December 31, 2003	$1,000
For year ended December 31, 2004	$700
For year ended December 31, 2005	$600
For year ended December 31, 2006	$500
For year ended December 31, 2007	$500

7.    Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,		March 29, 2003
	2001	2002
			(unaudited)
Accrued wages and related expenses	$640	$1,461	$1,471
Accrued commissions	1,523	1,878	1,815
Accrued royalties	235	252	330
Accrued warranties	—	402	411
Accrued taxes	911	498	183
Accrued professional fees	—	328	298
Other accrued liabilities	46	513	468

	$3,355	$5,332	$4,976

8.    Long-Term Debt and Leases

        Long-Term Debt

Long-term debt (including capital lease obligations) consists of the following (in thousands):

December 31,		March 29, 2003
2001	2002
		(unaudited)

$30,000 credit facility from a financial institution consisting of two term loans and a revolving line of credit; interest at the institution’s base rate or LIBOR rate plus an applicable margin based upon the type of loan and the ratio of debt to EBITDA (as defined in the Credit Agreement); the term loans are payable monthly through February 2005 and September 2003; the line of credit is due February 2005; collateralized by all assets of Encore; commitment fee of 0.5% of unused line balance; additional available borrowings at December 31, 2002 and March 29, 2003 of $5,049 and $7,267, respectively, based upon the current Borrowing Base as defined in the Credit Agreement; interest rate of 4.28% and 4.15% at December 31, 2002 and March 29, 2003, respectively.

$—	$15,507	$15,169

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

	December 31,		March 29, 2003
	2001	2002
			(unaudited)

$24,000 senior subordinated notes payable to a financial institution in connection with the acquisition of Chattanooga Group, Inc.; interest at the greater of 13% or the prime rate plus 4% (subject to a maximum cap of 15%), plus payment in kind interest of 2.75%; payable monthly; due February 2007; collateralized by a second lien on all assets of Encore; less unamortized deferred charges of $5,429 and $5,099 at December 31, 2002 and March 29, 2003, respectively; interest rate of 13% at December 31, 2002 and March 29, 2003.	—	19,177	19,677

$10,500 revolving credit facility from a financial institution; interest at the lesser of the institution’s base rate plus 1.5% or LIBOR plus 2.75% (5.5% at December 31, 2001), payable monthly; collateralized by all assets of Encore Orthopedics, Inc. and guaranteed by Encore. Repaid on February 8, 2002.	6,572	—	—

8% unsecured note payable to a corporation in connection with the Soft Goods Division acquisition, payable in monthly installments of $130 through July 1, 2003.	2,482	914	523

6.5% unsecured note payable to a former employee in connection with a stock purchase agreement payable in bi-weekly installments of $5 through January 23, 2004.	291	156	123

8.9% unsecured note payable to individuals in connection with the acquisition of Biodynamic Technologies, Inc. in 1999, payable in varying quarterly installments through March 31, 2005.	2,240	1,809	1,487

9.5% note payable to a corporation, payable in quarterly installments of $231 plus interest through September 30, 2002, secured by inventory purchased in connection with this note.	925	—	—

Capital lease obligations, collateralized by related equipment	316	172	110

	12,826	37,735	37,089
Less—current portion	(9,975)	(3,606)	(9,242)

	$2,851	$34,129	$27,847

The debt agreements related to the $30,000,000 credit facility (the “Credit Agreement”) and the $24,000,000 senior subordinated notes payable (the “Note Agreement”) contain warranties and covenants and require maintenance of certain financial ratios. Default on any warranty or covenant could affect the ability to borrow under the agreements and, if not waived or corrected, could accelerate the maturity of any borrowings

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

outstanding under the applicable agreements. As of December 31, 2002, the Company is in compliance with all debt covenants and warranties. Encore obtained a waiver in the first and third quarters of 2002 of its minimum EBITDA debt covenant under each of the Credit Agreement and Note Agreement and was in compliance with all other debt covenants and warranties.

Pursuant to the terms of the senior subordinated notes payable, the Company issued a warrant to the lender, pursuant to which the lender has the right to acquire for a period of five years up to an aggregate of 2,198,614 shares of the Company’s Common Stock (the “Warrants”). Further, under the terms of the Note Agreement, if the Company fails to generate certain amounts of adjusted earnings before interest, taxes, depreciation and amortization ($16,500,000 for the period commencing March 31, 2002 and ending on March 29, 2003), the Company would have the right, commencing on March 31, 2003 and ending on August 15, 2003, to prepay without penalty up to $6,000,000 of the aggregate principal under the Note Agreement. If the Company exercises this right, then a pro-rata portion of the Warrants (the “Conveyed Warrants”) will be conveyed by the lender to three related entities, Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. (collectively, the “Galen Entities”). In the event the Company has the right to prepay but does not choose to exercise this right, then the Galen Entities will purchase the amount of notes that the Company has the right to prepay. In the event the Galen Entities purchase any notes from the lender, then upon such purchase, (a) those notes will automatically convert into additional shares of Series A Preferred Stock at a conversion price equal to the lower of (i) $150 per share or (ii) 50 times the greater of $1 or the trailing ten-day average closing price of the Company’s common stock on the date of conversion and (b) a pro-rata portion of the Warrants will also be conveyed by the lender to the Galen Entities.

The Galen Entities and the lender have entered into an agreement (the “Agreement”) to evidence certain of the foregoing obligations. As an inducement for the Galen Entities to enter into the Agreement, the Company granted the Galen Entities options (the “Option”) dated as of February 8, 2002 to acquire up to the number of shares of Common Stock which have a value equal to $6,000,000, at an exercise price equal to the greater of $3.50 per share or one-half of the trailing ten-day average closing price of the Common Stock on the date of exercise. The Option was valued at $1.3 million, which was determined by an independent third party valuation performed using the Black-Scholes option pricing model as well as a simulation analysis to determine the likelihood that the Option would be exercised. Significant assumptions used included the closing price of Encore’s common stock as of the valuation date, the volatility of Encore stock, the risk-free interest rate on the one-year Treasury note, the exercise price, and the time to expiration of the option. If the Galen Entities choose to exercise the Option, then any Conveyed Warrants will automatically be terminated. Conversely, if the Galen Entities choose to exercise any Conveyed Warrants, then the Option will automatically be terminated. The Option will otherwise automatically terminate on the earlier of (i) the 30th day following the date the Galen Entities are no longer obligated to purchase any notes under the Agreement, (ii) the date the Galen Entities acquire any senior subordinated notes, or (iii) August 15, 2003.

The Warrants and Option were valued at $6,596,000 and $1,308,000, respectively. The value of the Warrant is recorded as a reduction of long-term debt on the balance sheet and is being amortized to interest expense over the term of the Note Agreement (five years). The value of the Option is recorded as an other asset on the balance sheet and is being amortized to interest expense over the life of the Option (eighteen months). During the twelve months ended December 31, 2002, amortization expense relating to the Warrants and Option was $1,167,000 and $772,000, respectively.

Encore did not generate $16.5 million of EBITDA in the 12-month period ended March 29, 2003 and, therefore, may prepay without penalty $6.0 million aggregate principal amount of the senior subordinated notes.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

As such, the $6 million has been included as a component of the Company’s current liabilities as such amounts are due by August 15, 2003. The Company anticipates raising the necessary capital to do so through additional debt and/or equity offerings or, as discussed above, the Galen Entities have previously agreed to purchase up to $6.0 million aggregate principal amount of notes from the lender, which will automatically convert into shares of the Company’s Series A Preferred Stock.

At December 31, 2002, the aggregate amount of annual principal maturities of long-term debt is as follows (in thousands):

Year Ended December 31,
2003	$3,779
2004	2,170
2005	12,609
2006	—
2007	19,177

$37,735

Leases

The Company leases building space, manufacturing facilities and equipment under non-cancelable lease agreements that expire at various dates. At December 31, 2002, future minimum lease payments are as follows (in thousands):

	Capital Leases	Operating Leases
Year Ending December 31,
2003	$133	$775
2004	44	687
2005	5	636
2006	1	617
2007 and thereafter	—	152

Total minimum lease payments	183	$2,867

Less—amounts representing interest at rates ranging from 7% to 10%	(11)

Net minimum lease payments	172
Less—current portion of obligations under capital leases	(125)

	$47

Rental expense under operating leases totaled approximately $733,000, $869,000, and $1,106,000 for the years ended December 31, 2000, 2001, and 2002, respectively and $335,000 and $222,000 for the three months ended March 30, 2002 and March 29, 2003, respectively.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

Leased equipment and furniture and fixtures under capital leases, included in property and equipment in the accompanying consolidated financial statements, is as follows (in thousands):

	December 31,		March 29, 2003
	2001	2002
			(unaudited)
Equipment	$1,054	$875	$875
Furniture and fixtures	664	45	45
Less—accumulated amortization	(1,115)	(604)	(661)

	$603	$316	$259

9.    Capital Stock

Preferred Stock

Preferred stock may be issued at the discretion of the Board of Directors (the “Board”) of Encore with such designation, rights and preferences as the Board may determine from time to time. The preferred stock may have dividend, liquidation, conversion, voting or other rights that may be more expansive than the rights of the holders of the common stock. At December 31, 2002, Encore has 1,000,000 shares of authorized preferred stock, of which 255,000 shares have been designated Series A Preferred Stock.

On June 12, 2001, the Company issued 132,353 shares of Series A Preferred Stock for net proceeds of approximately $12.8 million (the “Series A Offering”). The 132,353 shares of Series A Preferred Stock are immediately convertible into 13,235,300 shares of the Company’s common stock. The holders of the Series A Preferred Stock have the right to designate up to two individuals to serve on the Company’s Board of Directors. Each share of Series A Preferred Stock is entitled, for all matters except the election of directors, to one vote for each share of Common Stock into which such share of Series A Preferred Stock is then convertible. Shares of Series A Preferred Stock bear non-cumulative dividends at a rate of 8% per annum if declared by the Company. The holders of Series A Preferred Stock are entitled to certain other rights that are more expansive than the rights of the holders of common stock which are detailed in the Amended and Restated Series A Preferred Stock Purchase Agreement dated as of May 3, 2001. In connection with the issuance of Series A Preferred Stock in June 2001, because the stock is immediately convertible into common stock of Encore at the holder’s option at a conversion price of $1.02 per share, which was below the per share closing price of the Company’s common stock on the date of the issuance of the Series A Preferred Stock, Encore recorded a charge to net income available to common stockholders of $3,706,000 representing the fair value of the beneficial conversion feature of the Series A Preferred Stock. Because the Company did not have retained earnings at the date the Series A Preferred Stock was issued from which to record the beneficial conversion feature, no amounts were removed from retained earnings to additional paid-in capital.

During 2001, the Emerging Issues Task Force issued Topic D-98 “Classification and Measurement of Redeemable Securities” (“D-98”), which provided clarification regarding the appropriate classification of preferred stock which contain redemption provisions outside of the issuer’s control. Upon the Company’s review of D-98 and the provisions of its Series A Preferred Stock, the Company determined that classification of the Series A Preferred Stock as permanent equity was appropriate. During the second and third quarters of 2001, the Series A Preferred Stock had been presented as temporary equity.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

Stock Option Plans

Encore has seven stock option plans. All options granted under the plans are exercisable for common stock in Encore as described below. Encore has recorded deferred compensation for the fair value of grants made to individuals other than employees prior to July 20, 2000 and is amortizing such amount to expense over the contract period for the options. In accordance with EITF Topic D-90, subsequent to July 20, 2000, deferred compensation is no longer recorded for grants made to individuals other than employees at the date of grant, but rather, those equity instruments should be treated as unissued for accounting purposes until the future services are received. Non-employee stock compensation expense was approximately $142,000, $138,000, and $265,000 for the years ended December 31, 2000, 2001 and 2002, respectively, which is included in selling, general, and administrative expenses in the consolidated statement of operations.

The 1996 Incentive Stock Plan provides for the grant of a variety of equity related awards, including, but not limited to, incentive stock options, non-qualified stock options, stock appreciation rights and restricted stock, to key employees of Encore and its subsidiaries. The 1997 Distributor Advisory Panel Stock Option Plan provides for the grant of stock options to those persons or entities that are sales representatives and distributors of Encore and its subsidiaries’ products. The 1997 Surgeon Advisory Panel Stock Option Plan provides for the grant of stock options to those surgeons who are serving as members of Encore or its subsidiaries’ surgeon advisory panel. The 2000 Non-Employee Director Stock Option Plan provides for the grant of options to non-employee directors of Encore.

In addition, Encore has three stock option plans under which Encore is no longer issuing new options but which, nevertheless, have outstanding options. The 1992 Stock Option Plan provided for the grant of both incentive and non-qualified stock options to directors, employees and certain other persons affiliated with Encore. The 1993 Distributor Stock Option Plan provided for the grant of stock options to those who were sales representatives and distributors of Encore’s products, and the 1993 Surgeon Advisory Panel Stock Option Plan provided for the grant of stock options to those who were serving as members of Encore’s surgeon advisory panel.

The stock options granted under all of these plans are generally granted at or in excess of fair market value on the date of grant, vest ratably over a predefined period, and expire no more than 10 years from the date of grant. At December 31, 2002, Encore had reserved a total of 5,301,642 shares of common stock for the plans.

See Note 1 for additional information.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

A summary of the activity in Encore’s stock option plans is presented below:

	Year ended December 31,
	2000		2001		2002
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Employee Options
Outstanding, beginning of year	3,234,539	$2.26	3,343,934	$2.10	850,927	$2.31
Granted—
At market	448,900	1.93	88,105	1.75	483,500	3.12
Exercised	(8,692)	1.62	(577,934)	0.83	(115,361)	1.08
Canceled	(330,813)	3.04	(2,003,178)	2.34	(141,124)	3.82

Outstanding, end of year	3,343,934	2.10	850,927	2.31	1,077,942	2.45

Options exercisable at year end	2,793,984		751,927		572,992
Weighted-average fair value of options granted during the year—
At market		$2.33		$1.73		$3.12
Other Than Employee Options
Outstanding, beginning of year	793,803	$4.17	613,790	$3.85	737,407	$3.58
Granted—
At market	—	—	75,000	1.20	199,513	4.42
Above market	20,000	3.07	125,000	1.81	—	—
Exercised	—	—	—	—	(53,302)	1.13
Canceled	(200,013)	5.05	(76,383)	3.95	(20,133)	4.33

Outstanding, end of year	613,790	3.85	737,407	3.58	863,485	3.75

Options exercisable at year end	553,098		581,782		758,485
Weighted-average fair value of options granted during the year—
At market		$—		$1.19		$4.41
Above market		2.56		2.22		—

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Remaining Contractual Life	Weighted-Average Price	Number	Weighted-Average Price
		(Years)
$0.56 to $1.90	401,572	4.59	$1.52	347,822	$1.54
$2.00 to $3.95	1,089,435	6.00	2.92	533,235	2.79
$4.10 to $4.91	170,000	2.06	4.39	170,000	4.39
$5.00 or more	280,420	2.04	5.49	280,420	5.49

	1,941,427			1,331,477

Warrants

Healthcare Acquisition Corporation (“HCAC”), the predecessor to Encore issued 3,850,000 warrants (the “$5 warrants”) in connection with a public offering in March 1996. These warrants had an exercise price of

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

$5.00 per share and were convertible into one share of common stock for each warrant. Encore did not repurchase any $5 warrants in either 2001 or 2002. Encore had 3,536,700 $5 warrants outstanding at December 31, 2002. All of these $5 warrants expired on March 8, 2003.

Treasury Stock

Encore began acquiring shares of its common stock and $5 warrants in connection with a stock repurchase program announced in January 1998. That program authorized Encore to purchase up to one million common shares or $5 warrants from time to time on the open market or pursuant to negotiated transactions at price levels Encore deemed attractive. Encore purchased 43,500 shares for $120,000 and no $5 warrants in 2000. Encore did not purchase any common stock or $5 warrants under this program in 2001 or 2002. The purpose of the stock and warrant repurchase program was to help Encore achieve its long-term goal of enhancing stockholder value.

In 2001, the Company acquired 180,000 shares of common stock of the Company from an entity related to the former Chairman of the Board of Encore (see note 15) and approximately 133,000 shares of common stock resulting from a cashless exercise of stock options from a former employee.

Issuance of Common Stock for Recourse Notes Payable

In June 2001, the Company sold approximately 1.2 million shares of common stock at $1.02 per share to certain executives of the Company. In exchange for the common stock, the Company accepted promissory notes from the employees totaling $1,187,000, which bear interest at 8% per annum. The promissory notes are collateralized by the 1.2 million shares of common stock and are full recourse to the assets of the executives. The notes have been recorded as notes receivable in the consolidated Statements of Changes in Stockholders’ Equity. Due to the termination of employment of certain of these executives during 2002, 22,222 shares of common stock were repurchased by the Company at a price of $1.02 per share pursuant to the restricted stock agreements and the related promissory notes were reduced accordingly.

10.    Segment Information

Encore has three reportable segments as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). Encore’s reportable segments are business units that offer different products that are managed separately because each business requires different manufacturing and marketing strategies. The Surgical Division sells reconstructive products including knee, hip, shoulder and spinal implants and trauma-related products. The Soft Goods Division sells knee, shoulder, ankle and wrist braces; neoprene supports; slings; cervical collars; immobilizers for various joints in the body; pressure care products and patient safety devices. The Chattanooga Group Division sells electrotherapy units, therapeutic ultrasound equipment, continuous passive motion devices, therapy tables, along with heating and chilling units and other rehabilitation products.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

Information regarding business segments is as follows (in thousands):

				Three months ended
	For the Year Ended December 31,
				March 30, 2002	March 29, 2003
	2000	2001	2002
				(unaudited)
Sales:
Surgical Division	$30,028	$33,759	$31,889	$8,192	$8,526
Soft Goods Division	—	8,857	17,457	4,653	3,434
Chattanooga Group Division	—	—	46,145	6,463	14,432

Consolidated net sales	$30,028	$42,616	$95,491	$19,308	$26,392

Gross margin:
Surgical Division	$15,045	$21,841	$21,998	$5,685	$5,953
Soft Goods Division	—	2,923	5,392	1,528	1,191
Chattanooga Group	—	—	18,650	2,477	5,800

Consolidated gross margin	$15,045	$24,764	$46,040	$9,690	$12,944

Encore allocates resources and evaluates the performance of segments based on gross margin and therefore has not disclosed certain other items, such as interest, depreciation and income taxes as permitted by SFAS 131. The accounting policies of the reportable segments are the same as those described in Note 1 to the consolidated financial statements. Encore does not allocate assets to reportable segments because certain of Encore’s property and equipment are shared by all segments of Encore.

During the three years ended December 31, 2002, the Company’s international sales were primarily to a few foreign distributors, two of which in the aggregate have accounted for approximately 28%, 18%, and 8%, respectively, of total Company sales during such periods. Following are the Company’s international sales by geographic area (in thousands) and the percentage of total Company sales generated by two distributors:

	For the Year Ended December 31,
	2000	2001	2002
Net Sales:
United States	$19,605	$33,651	$85,780
Europe, Middle East, & Africa	5,521	3,984	3,139
Asia Pacific	4,902	4,690	4,522
Other	—	291	2,050

	$30,028	$42,616	$95,491

Distributor A	14%	9%	1%
Distributor B	14%	9%	7%

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

11.    Income Taxes

The income tax provision (benefit) consists of the following (in thousands):

	For the Year Ended December 31,
	2000	2001	2002
Current income taxes:
Federal	$(437)	$946	$79
State	—	55	(2)
Deferred income taxes:
Federal	(1,205)	(769)	359
State	(147)	(15)	(124)

	$(1,789)	$217	$312

The difference between the tax expense (benefit) derived by applying the Federal statutory income tax rate to net income (loss) and the expense (benefit) recognized in the consolidated financial statements is as follows (in thousands):

	For the Year Ended December 31,
	2000	2001	2002
Expense (benefit) derived by applying the Federal statutory income tax rate to income (loss) before income taxes	$(1,718)	$260	$108
Add (deduct) the effect of—
State tax provision	(97)	27	(83)
Nondeductible warrant amortization	—	—	217
Benefit from FSC utilization	(17)	(45)	—
Credit for increasing research activities	(7)	—	(13)
Permanent differences and other, net	50	(25)	83

	$(1,789)	$217	$312

The nondeductible warrant amortization in 2002 results from the different values ascribed to the CapitalSource Warrants (see Note 8) for book and tax purposes. The Company’s permanent differences and other consist primarily of nondeductible expenses for tax purposes and additional tax deductions allowable for inventory donations.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

The components of deferred income tax assets and liabilities are as follows (in thousands):

	December 31,
	2001	2002
Current deferred tax assets (liabilities):
Contribution carryforward	$—	$307
AMT and other credits	242	12
Inventory and other reserves	1,666	1,663
Accrued compensation	491	159
Other	62	30

Gross deferred tax assets	2,461	2,171
Noncurrent deferred tax assets (liabilities):
Basis of property and equipment	(407)	(953)
Basis of intangible assets	228	(4,487)
Accrued compensation	154	489
Contribution carryforward	—	420

Gross deferred tax liabilities	(25)	(4,531)

Net deferred tax assets (liabilities)	$2,436	$(2,360)

In connection with the acquisition of Chattanooga Group, Inc. (see note 13), the Company assumed net deferred tax liabilities of approximately $4.6 million, which consisted principally of the differences for book and tax purposes of the acquired intangible assets.

At December 31, 2002 the Company maintains a charitable contribution carryforward of approximately $2.1 million. The carryforward is subject to certain limitations and expires at various dates commencing in 2006.

In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon Encore attaining future taxable income during the periods in which those temporary differences become deductible. Based upon management’s projections of future taxable income and the periods and manner in which Encore’s deferred tax assets will be available, management estimates that it is more likely than not that all of Encore’s deferred tax assets will be available to offset future taxable income. As such, no valuation allowance has been provided against the deferred tax asset balance at December 31, 2001 and 2002.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

12.    Earnings Per Share

Following is a reconciliation of the basic and diluted per share computations (in thousands, except for per share amounts):

	For the Year Ended December 31,			Three months ended
	2000	2001	2002	March 30, 2002	March 29, 2003
				(unaudited)
Net income (loss)	$(3,263)	$548	$6	$35	$42
Beneficial conversion feature related to Series A Preferred Stock	—	(3,706)	—	—	—

Net income (loss) attributable to common stock	$(3,263)	$(3,158)	$6	$35	$42

Shares used in computing basic earnings (loss) per share	8,990	9,355	10,429	10,018	10,668
Common stock equivalents	—	—	2,813	2,502	2,814
Preferred stock	—	—	13,235	13,235	13,181

Shares used in computing diluted earnings (loss) per share	8,990	9,355	26,477	25,755	26,663

Earnings (loss) per share
Basic	$(0.36)	$(0.34)	$0.00	$0.00	$0.00

Diluted	$(0.36)	$(0.34)	$0.00	$0.00	$0.00

Options and warrants to purchase 2,372,206 and 3,536,700 shares of common stock, respectively, were outstanding at December 31, 2002, but were not included in the computation of diluted earnings per share because the exercise of such options and warrants would be anti-dilutive. For the years ended December 31, 2000 and 2001, the effect of 7,059,033 and 12,809,390 common stock equivalents, respectively, were excluded as anti-dilutive. For the three month periods ending March 30, 2002 and March 29, 2003, 4,017,232 and 2,939,051 common stock equivalents, respectively, were excluded as antidilutive.

13.    Acquisition of Chattanooga Group, Inc.

On February 8, 2002, Encore acquired all of the issued and outstanding shares of capital stock of Chattanooga Group, Inc. (“Chattanooga”) pursuant to a Stock Purchase Agreement for a cash purchase price of $35.1 million. In order to finance this acquisition, Encore entered into the Credit Agreement with Bank of America, N.A. for maximum borrowings up to $30 million, subject to limitations based upon the Company’s Borrowing Base, as defined therein, and the Note Agreement with CapitalSource Finance LLC for $24 million.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

The total purchase price paid for Chattanooga approximating $36.8 million, including cash payments of $35.1 million and acquisition costs of $1.7 million, was allocated as follows based upon the fair value of the assets acquired and liabilities assumed (in thousands):

Current assets	$19,092
Tangible and other non current assets	5,871
Liabilities assumed	(16,431)
Identifiable intangible assets	13,520
Goodwill	14,724

$36,776

None of the acquired goodwill is expected to be tax deductible. The acquired intangible assets consist of the following, and are being amortized over their estimated economic life, where applicable (in thousands):

Asset class	Fair value	Wtd. Avg. Useful life
Technology-based	$1,830	12 years
Marketing-based	6,420	Indefinite
Customer-based	5,270	20 years
Goodwill	14,724	Indefinite

	$28,244

In connection with this acquisition and financing, Encore repaid the outstanding balances of certain Chattanooga debt totaling approximately $5 million. Encore also repaid all amounts outstanding under its current revolving credit facility, which approximated $6.6 million, with proceeds from a similar revolving credit facility as part of the Credit Agreement.

The results of Chattanooga have been included within the consolidated statement of operations since the date of acquisition, February 8, 2002.

The following pro forma information presents results of operations of Encore as if the acquisition of Chattanooga occurred as of January 1 of the respective year. Although prepared on a basis consistent with Encore’s consolidated financial statements, these unaudited pro forma results do not purport to be indicative of the actual results of operations of the combined companies which would have been achieved had these events occurred at the beginning of the periods presented nor are they indicative of future results (in thousands, except for share and per share data):

	Twelve Months Ended
	December 31, 2001	December 31, 2002
	(Unaudited)
Sales	$91,929	$101,447
Income (loss) before income taxes	(1,346)	181
Net income (loss)	(875)	3
Beneficial conversion feature (“BCF”) related to Series A Preferred Stock	(3,706)	—
Net income (loss) attributable to common stock	$(4,581)	$3
Basic earnings (loss) per share	$(0.49)	$0.00
Shares used in computing basic earnings (loss) per share	9,355	10,429
Diluted earnings (loss) per share	$(0.49)	$0.00
Shares used in computing diluted earnings (loss) per share	9,355	26,477

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

14.    Unaudited Quarterly Consolidated Financial Data

(in thousands, except for per share amounts)

	Three Months Ended
	Mar 31, 2001	Jun 30, 2001	Sep 29, 2001	Dec 31, 2001
Net sales	$8,694	$8,399	$13,222	$12,301
Gross margin	$5,484	$5,450	$6,963	$6,867
Income (loss) from operations	$619	$(730)	$1,386	$269
Net income (loss)	$228	$(607)	$746	$181
Beneficial conversion feature related to Series A Preferred Stock	—	$(3,706)	—	—
Net income (loss) attributable to common stockholders	$228	$(4,313)	$746	$181
Basic earnings (loss) per share	$0.03	$(0.47)	$0.08	$0.02
Weighted average shares—basic	8,893	9,189	9,541	9,769
Diluted earnings (loss) per share	$0.02	$(0.47)	$0.03	$0.01
Weighted average shares—diluted	9,362	9,189	24,193	24,165

	Three Months Ended
	Mar 30, 2002	Jun 29, 2002	Sep 28, 2002	Dec 31, 2002
Net sales	$19,308	$25,519	$24,474	$26,190
Gross margin	$9,690	$11,648	$11,571	$13,131
Income (loss) from operations	$748	$2,025	$2,083	$2,237
Net income (loss)	$35	$(154)	$120	$5
Basic earnings (loss) per share	$0.00	$(0.02)	$0.01	$0.00
Weighted average shares—basic	10,018	10,244	10,377	10,476
Diluted earnings (loss) per share	$0.00	$(0.02)	$0.00	$0.00
Weighted average shares—diluted	25,755	10,244	26,654	26,622

Three Months Ended Mar 29, 2003
Net sales	$26,392
Gross margin	$12,944
Income from operations	$1,905
Net income (loss)	$42
Basic earnings (loss) per share	$0.00
Weighted average shares—basic	10,668
Diluted earnings (loss) per share	$0.00
Weighted average shares—diluted	26,663

15.  Related Party Transactions

On February 1, 2001, Encore purchased from an entity related to Nick Cindrich, the former Chairman of the Board of Encore, 180,000 shares of common stock of the Company. These shares were purchased at a price approximately equal to the then current trading price of the stock on NASDAQ. The consideration for these shares was given in the form of a promissory note with an original principal amount of $409,000, bearing interest at 6.5%, payable bi-weekly over a three-year period. Simultaneously with this transaction, the former entity and the Chairman of the Board agreed to relinquish 109,767 options to purchase common stock in the Company that were in their possession. The exercise prices of these options ranged from $1.69 to $5.16.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

During 2002, Encore paid Galen Associates, an affiliate of the Galen Entities, $200,000 (paid with 63,492 shares of common stock based on a fair market value of $3.15) under a Financial Advisory Agreement for various consulting services provided to the Company in connection with the acquisition of Chattanooga Group, Inc.

16.    Legal Proceedings

In the fall of 2001, Encore began a number of legal proceedings against Akthea S.A.R.L. (“Akthea”), its former distributor in France. The nature of the claims revolve around monies that were not paid to Encore by Akthea in connection with the distribution agreement and lease agreement that were entered into by the parties. The cases by Encore were filed in both United States District Court in Texas related to the lease agreement issues, and with the International Chamber of Commerce Arbitration Panel in London related to the distribution agreement issues. On February 25, 2002, Encore was awarded a judgment against Akthea in connection with the United States District Court case in the amount of $377,000. The International Chamber of Commerce Arbitration case has held several hearings and has issued a preliminary ruling in favor of Encore on issues relating to amounts owed due to Akthea’s breach of payment provisions of the distribution agreement. Additional hearings are scheduled on issues related to additional breaches by Akthea under the distribution agreement. In partial response to these actions, Akthea has brought suit against Encore, along with Endo Plus France S.A.R.L., Plus Endoprothetik AG and Plus Endoprothetik GmbH (collectively, “Plus”), in Commercial Court located in Nanterre, France, alleging, as best as can be determined, that the defendants have conspired to introduce into commerce in France, implants which combine the products of Encore and Plus and hence have caused a risk of injury to the French public, as well as have violated the exclusivity provisions of the distribution agreement between Encore and Akthea. Encore is vigorously challenging the facts, conclusions and jurisdiction of the French case and this case has been stayed until such time as the International Chamber of Commerce Arbitration case is resolved. The Company believes it has meritorious defenses against any claims against it stemming from the Akthea litigation. As such, no amounts have been accrued as of December 31, 2002 relating to the Akthea case as any potential losses are not deemed probable or reasonably estimable.

Chattanooga is the subject of a Department of Commerce (“DOC”) investigation of its export practices with respect to (i) unlawfully trading with an embargoed country, and (ii) unlawfully preparing export documentation. To the extent that there are monetary fines or legal expenses, the sellers of the stock of Chattanooga have agreed to indemnify the Company to the extent that such fines or expenses are greater than the amount that was accrued on the financial statements of Chattanooga as of the date of the acquisition. There has been no known activity by the DOC on this case during 2002.

17.    Commitments and Contingencies

As of December 31, 2002, Encore had entered into purchase commitments for inventory, capital acquisitions and other services totaling approximately $2.3 million in the ordinary course of business.

The manufacturing and marketing of orthopedic medical products entails risk of product liability. From time to time Encore has been subject to product liability claims. In the future, the Company may again be subject to additional product liability claims, which may have a negative impact on its business. The Company currently carries product liability insurance in an amount of $20 million, a level which it considers adequate.

ENCORE MEDICAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Information as of March 29, 2003 and for the three months ended

March 30, 2002 and March 29, 2003 is unaudited)

18.    Employee Benefit Plans

Encore has a qualified defined contribution plan, which allows for voluntary pre-tax contributions by employees. Encore pays all general and administrative expenses of the plan and may make contributions to the plan. Encore made matching contributions of approximately $273,000, $264,000, and $354,000 to the plan in 2000, 2001 and 2002, respectively, based on 100% of the first 6% of employee contributions in 2000 and 2001 and 50% of the first 6% of employee contributions in 2002. Encore provides certain medical expense coverage to certain former executives. During 2000, Encore recorded a charge of $439,000 for estimated liabilities related to these post employment benefits.

Chattanooga Group, Inc. and Subsidiaries

Consolidated Financial Statements as of

June 30, 2001, 2000 and 1999

Together With Auditors’ Report

Report of independent public accountants

To Chattanooga Group, Inc.:

We have audited the accompanying consolidated balance sheets of CHATTANOOGA GROUP, INC. (a Delaware corporation) and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of Chattanooga’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chattanooga Group, Inc. and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Chattanooga, Tennessee

September 12, 2001

(Except for matters discussed

in Note 15, as to which the

date is February 8, 2002)

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2001 AND 2000

(In Thousands, Except Share Data)

ASSETS	2001	2000
CURRENT ASSETS:
Cash	$402	$564
Accounts receivable, less allowance for doubtful accounts of $432 and $567 in 2001 and 2000, respectively	6,285	5,791
Inventories	7,594	7,163
Prepaid expenses and other	493	463
Deferred income taxes	51	145

Total current assets	14,825	14,126

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land and land improvements	1,010	1,010
Buildings	4,399	4,399
Machinery and equipment	4,966	5,453
Furniture and fixtures	2,385	1,942

	12,760	12,804
Less accumulated depreciation and amortization	(7,807)	(7,291)

	4,953	5,513

OTHER ASSETS:
Intangibles, net of accumulated amortization of $1,094 and $1,010 in 2001 and 2000, respectively	368	277
Other	65	11

	433	288

Total assets	$20,211	$19,927

LIABILITIES AND STOCKHOLDERS’ EQUITY	2001	2000
CURRENT LIABILITIES:
Current maturities of long-term obligations	$485	$524
Current maturities of capital lease obligations	65	117
Bank overdraft	90	321
Advances under line of credit	0	2,111
Trade accounts payable	3,011	2,586
Other accrued liabilities	3,814	2,960

Total current liabilities	7,465	8,619

LONG-TERM OBLIGATIONS, less current maturities	4,946	5,413

CAPITAL LEASE OBLIGATIONS, less current maturities	69	134

DEFERRED INCOME TAXES	51	145

COMMITMENTS AND CONTINGENCIES (Notes 14 and 15)
STOCKHOLDERS’ EQUITY:
Common stock of $.25 par value:
Class A voting stock, 100,000 authorized; 75,395 issued and outstanding	19	19
Class B nonvoting stock, 3,900,000 authorized; 2,396,701 issued and outstanding	599	599
Contributed capital	5,943	5,943
Retained earnings (deficit)	2,767	(942)
Treasury stock, at cost (19,126 shares of Class A in 2001 and 364,234 and 840 shares of Class B in 2001 and 2000, respectively)	(1,528)	(3)
Cumulative other comprehensive income (loss)	(120)	0

Total stockholders’ equity	7,680	5,616

Total liabilities and stockholders’ equity	$20,211	$19,927

The accompanying notes are an integral part of these consolidated statements.

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999

(In Thousands)

	2001	2000	1999
Net Sales	$46,411	$39,798	$36,890
Cost of Sales	29,374	27,279	25,693

Gross profit	17,037	12,519	11,197
Selling, General and Administrative Expenses	12,163	10,808	10,665

Income from Operations	4,874	1,711	532

Other Expense:
Interest expense, net	793	938	939
Other, net	206	114	71

Income (loss) before income tax expense	3,875	659	(478)
Income Tax Expense	166	155	78

Net Income (loss)	$3,709	$504	$(556)

The accompanying notes are an integral part of these consolidated statements.

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999

(In Thousands, Except Share Data)

	Class A Voting Common Stock	Class B Nonvoting Common Stock	Contributed Capital	Retained Earnings (Deficit)	Treasury Stock	Cumulative Other Comprehensive Income (Loss)	Total
BALANCE, June 30, 1998	$19	$499	$5,043	$(890)	$(3)	$(5)	$4,663
Net loss	0	0	0	(556)	0	0	(556)
Currency translation adjustment	0	0	0	0	0	5	5

BALANCE, June 30, 1999	19	499	5,043	(1,446)	(3)	0	4,112
Net income	0	0		504	0	0	504
Issuance of 400,000 common shares	0	100	900	0	0	0	1,000

BALANCE, June 30, 2000	19	599	5,943	(942)	(3)	0	5,616
Net income	0	0	0	3,709	0	0	3,709
Currency translation adjustment	0	0	0	0	0	(3)	(3)
Purchase of 382,520 treasury shares	0	0	0	0	(1,525)	0	(1,525)
Change in fair value of interest rate swap	0	0	0	0	0	(117)	(117)

BALANCE, June 30, 2001	$19	$599	$5,943	$2,767	$(1,528)	$(120)	$7,680

The accompanying notes are an integral part of these consolidated statements.

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2001, 2000 AND 1999

(In Thousands)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$3,709	$504	$(556)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,296	1,360	1,453
Foreign exchange (gain) loss	15	0	(4)
Loss on sale of equipment	0	0	44
Changes in operating assets and liabilities:
Accounts receivables, net	(494)	(487)	(250)
Inventories	(231)	1,062	30
Prepaid expenses and other	(30)	(319)	283
Trade accounts payable	425	(199)	322
Other accrued liabilities	737	503	(194)
Other, net	(54)	25	0

Net cash provided by operating activities	5,373	2,449	1,128

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(627)	(528)	(1,305)
Proceeds from sale of property, plant and equipment	0	26	21
Cash paid for acquisition	(400)	0	0

Net cash used in investing activities	(1,027)	(502)	(1,284)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term obligations	(641)	(3,782)	(1,136)
Net repayments (advances) under line of credit	(2,111)	(2,934)	292
Borrowings under long-term obligations	18	4,229	650
Proceeds from issuance of common stock	0	1,000	0
Purchase of treasury stock	(1,525)	0	0
Debt issuance costs	0	(186)	0
Increase (decrease) in bank overdraft	(231)	66	(11)

Net cash used in financing activities	(4,490)	(1,607)	(205)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(18)	0	9

NET INCREASE (DECREASE) IN CASH	(162)	340	(352)
Cash, beginning of year	564	224	576

Cash, end of year	$402	$564	$224

SUPPLEMENTAL DISCLOSURE OF SIGNIFICANT NONCASH INVESTING AND FINANCING ACTIVITIES:
New equipment under capital lease financing	$0	$175	$0

The accompanying notes are an integral part of these consolidated statements.

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2001, 2000 and 1999

(In Thousands, Except Per Share Data)

1.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Chattanooga Group, Inc. and its wholly-owned subsidiaries (collectively referred to as “Chattanooga”) including Chattanooga Europe b.v.b.a, Chattanooga Pacific Pty. Ltd. and Chattanooga International, Inc., an Interest Charge Domestic International Sales Corporation as defined by Internal Revenue Code Section 995. All significant intercompany balances and transactions have been eliminated.

In fiscal year 2000, the Board of Directors approved a restructuring plan, whereby Chattanooga dissolved Chattanooga International, Inc. The restructuring was complete as of June 30, 2001.

In fiscal year 1999, the Board of Directors approved a restructuring plan, whereby Chattanooga would close its Chattanooga Pacific Pty. Ltd. operations. Chattanooga recorded a one-time charge of $438 in 1999 related to the restructuring, which is included in selling, general and administrative expenses in the consolidated statement of operations. The restructuring was complete as of June 30, 2001.

Nature of Operations

Chattanooga manufactures and sells physical therapy, chiropractic and home care products to many fields of physical medicine including physical therapy and chiropractic clinics, hospitals, athletic training facilities and home healthcare providers. Chattanooga sells mainly through dealers, and services a world-wide market that includes virtually all major countries in the world.

A substantial part of Chattanooga’s net revenues are derived from sales of products to health service professionals and organizations reimbursed by commercial insurers, health maintenance organizations and other third-party payors, including reimbursement pursuant to the Medicare and Medicaid programs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Assets and liabilities of Chattanooga Europe b.v.b.a. and Chattanooga Pacific are translated to United States dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of stockholders’ equity. Gains and losses which result from foreign currency transactions are included in the accompanying consolidated statements of operations.

Bank Overdraft

Bank overdraft includes checks outstanding in excess of certain cash balances.

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2001, 2000 and 1999

(In Thousands, Except Per Share Data)

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out method. Inventory costs are comprised of material, direct labor and manufacturing overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Depreciation for financial reporting purposes is provided for using the straight-line method over lives ranging from three to twenty-five years. For fiscal 2001, 2000 and 1999, Chattanooga recognized approximately $1,212, $1,306 and $1,353, respectively, in depreciation expense.

Amortization of Intangibles

The costs of patents, trademarks and manufacturing and distribution rights are amortized on a straight-line basis over the estimated useful lives of the assets. At June 30, 2001, the estimated useful lives range from three to nine years. Chattanooga continually evaluates whether events and circumstances have occurred that may warrant revision of the remaining useful lives of intangibles or that would indicate the remaining balances may not be recoverable. For fiscal 2001, 2000 and 1999, Chattanooga recognized approximately $84, $54 and $100, respectively, in amortization expense.

Derivative Financial Instruments

Effective July 1, 2000, Chattanooga adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133). The impact of adopting SFAS 133 was not material.

Stock-Based Compensation

Chattanooga accounts for its stock-based compensation plan under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25). Chattanooga has adopted the disclosure option of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123).

Advertising Expenses

Chattanooga expenses production costs of advertising as incurred. Advertising expense for fiscal 2001, 2000 and 1999 was $419, $540 and $411, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Such costs were approximately $668, $540 and $1,070 in 2001, 2000 and 1999, respectively.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period’s presentation.

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2001, 2000 and 1999

(In Thousands, Except Per Share Data)

Revenue Recognition

Revenue is recognized when Chattanooga’s products are shipped to its customers.

Shipping and Handling Costs

Chattanooga classifies shipping and handling costs billed to the customers as revenues and costs related to shipping and handling as cost of sales.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. SFAS No. 142 eliminates the amortization of goodwill over its estimated useful life and requires an assessment of impairment by applying a fair-value-based test on at least an annual basis. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. Chattanooga has elected to early adopt SFAS No. 142, resulting in an effective date and transition of July 1, 2001. Management does not believe SFAS No. 142 will have a material impact on its financial position or results of operations.

2.    Inventories

Inventories as of June 30, 2001 and 2000 are as follows:

	2001	2000
Raw materials	$3,282	$3,587
Work-in-progress	1,182	1,676
Finished goods	3,130	1,900

	$7,594	$7,163

3.    Debt and Other Long-Term Obligations

Long-term obligations as of June 30, 2001 and 2000 are as follows:

	2001	2000
Term note payable in monthly installments of $7 plus accrued interest beginning September 1999, and balance due August 1, 2004, at the bank’s base rate plus .50%, (7.25% at June 30, 2001)	$268	$353
Term note payable in monthly principal installments of $31 plus accrued interest beginning September 1999, and balance due August 1, 2004, at the bank’s base rate plus .50% (7.25% at June 30, 2001)	3,047	3,420
Term note payable in monthly principal installments of $2 plus accrued interest beginning June 2000, and balance due May 1, 2003, at the bank’s base rate plus .50% (7.25% at June 30, 2001)	48	73
Subordinated notes to related party, principal and accrued interest due July 1, 2005, at a fixed rate of 8.50%	1,950	1,950
Other	118	141

	5,431	5,937
Less current maturities	(485)	(524)

	$4,946	$5,413

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2001, 2000 and 1999

(In Thousands, Except Per Share Data)

During fiscal 1998, Chattanooga entered into a capital lease obligation for certain computer equipment. In connection with the acquisition of additional computer equipment, Chattanooga extended a portion of this lease during fiscal 2000. At June 30, 2001, Chattanooga has $673 included in property, plant and equipment relating to this lease with current year depreciation expense of $99 and accumulated depreciation of $348. The capital lease obligation was $134 and $251 at June 30, 2001 and 2000, respectively, with current maturities of $65 in fiscal 2002.

Chattanooga maintains a revolving line of credit, which bears interest at ..25% above the bank’s base rate (7.00% at June 30, 2001) and expires December 31, 2002. The revolving line of credit permits borrowings of the lesser of $6,000, or the borrowing base, as defined in the agreement, subject to a $40 letter of credit. No amounts were outstanding under the revolving line of credit at June 30, 2001.

The future maturities of long-term obligations, including the capital lease obligation outstanding as of June 30, 2001, are as follows:

	Long- Term Obligations	Capital Lease Obligation
2002	$485	$65
2003	481	69
2004	455	0
2005	1,942	0
2006	1,950	0
Thereafter	118	0

The loan agreements for the line of credit and term notes contain certain restrictive covenants including, among other restrictions, required maintenance of minimum levels of tangible net worth and limitations on the payment of dividends or repurchase of common stock. The bank also requires Chattanooga to maintain a restricted cash balance of $250, which is included in cash on the consolidated balance sheet as of June 30, 2001.

Substantially all assets of Chattanooga are pledged as collateral on the above revolving line of credit and term notes.

In October 1996, Chattanooga entered into a term loan with the majority shareholder. Maximum borrowings under the term loan are $1,500. The term loan is due on July 1, 2005, subject to the terms of a subordination agreement with Chattanooga’s senior lender. Interest is payable quarterly at a fixed rate of 8.5%. Borrowings outstanding were $1,300 at June 30, 2001 and 2000. Interest expense for the years ended June 30, 2001, 2000 and 1999 was $111, $117 and $111, respectively. Accrued interest at June 30, 2001 and 2000 is $492 and $380, respectively, and is included in other accrued liabilities on the consolidated balance sheet.

In December 1998, Chattanooga entered into a term loan with the majority shareholder. The term loan is due on July 1, 2005, subject to the terms of a subordination agreement with Chattanooga’s senior lender. Interest is payable quarterly at a fixed rate of 8.5%. Borrowings outstanding were $650 at June 30, 2001 and 2000. Interest expense for the years ended June 30, 2001, 2000 and 1999 was $55, $55 and $28, respectively. Accrued interest at June 30, 2001 and 2000 is $138 and $83, respectively, and is included in other accrued liabilities on the consolidated balance sheet.

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2001, 2000 and 1999

(In Thousands, Except Per Share Data)

Subsequent to June 30, 2001, Chattanooga paid all cumulative accrued interest due on the notes to the majority shareholder.

Total interest paid during the years ended June 30, 2001, 2000 and 1999 was $663, $796 and $888, respectively.

4.    Income Taxes

The principal temporary differences which give rise to deferred tax assets and liabilities at June 30, 2001 and 2000 result from differences in financial and income tax reporting for allowance for doubtful accounts, property, plant and equipment, deferred revenue and certain accruals. The total of all deferred tax assets and deferred tax liabilities recognized at June 30, 2001 and 2000 consist of the following:

	2001	2000
Deferred tax assets	$1,467	$2,980
Less: Valuation allowance	(991)	(2,373)

	476	607
Deferred tax liabilities	(476)	(607)

Net deferred tax asset	$0	$0

The difference between the income tax expense at the statutory income tax rate and the effective tax rate for the years ended June 30, 2001, 2000 and 1999 is due principally to the utilization of net operating losses to reduce income tax expense. A valuation allowance was recorded in 2001 and 2000 due to management’s belief that it is more likely than not that all deferred tax assets will not be realized. During 2001, Chattanooga fully utilized its net operating loss carryforwards of approximately $3,936. Due to the 100% valuation allowance, the total provision for 2001, 2000 and 1999 represents the current provision.

Total income taxes paid for the years ended June 30, 2001, 2000 and 1999 were approximately $68, $113 and $55, respectively.

5.    Fair Value of Financial Instruments

Unless otherwise indicated elsewhere in the notes to the consolidated financial statements, the carrying value of Chattanooga’s financial instruments approximates fair value.

6.    Acquisitions

Effective May 11, 2001, Chattanooga purchased certain assets for an aggregate purchase price of $400. The acquisition was accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of the assets acquired of approximately $175 was allocated to goodwill.

7.    Warrants with Redemption Feature

In connection with a guarantee from the majority shareholder to advance Chattanooga funds needed in the event of settlement of the suit with a minority shareholder (see Note 14) and a subordination agreement in the event of advancement of funds, Chattanooga issued 25,000 stock purchase warrants (“Warrants”). The Warrants

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2001, 2000 and 1999

(In Thousands, Except Per Share Data)

were issued on July 30, 1999 at an initial value of $2.50 per Warrant. Each Warrant represents the right to purchase one share of Chattanooga’s Class B nonvoting common stock at an exercise price of $4.00, until the expiration date of July 30, 2009. The fair value of the Warrants was not material. As of June 30, 2001, no Warrants had been exercised.

8.    Common Stock and Stock Options

Chattanooga issued restricted Class B nonvoting common stock that is subject to various restrictions including restrictions on the sale, transfer, pledge or encumbrance of the stock. Employees become 100% vested in the restricted Class B nonvoting common stock after five years, at which time the shares awarded are transferred to the employees. There were 27,520 shares of restricted Class B nonvoting common stock outstanding at June 30, 2001 and 2000, all of which are fully vested.

Chattanooga established the Chattanooga Group Stock Option Plan (the “Plan”) which provides, among other things, for the granting of stock options and restricted common stock to certain employees. The total number of shares that may be issued as restricted shares or as shares subject to option under the Plan shall not exceed 113,760 shares of Chattanooga’s Class B nonvoting common stock. In January 2000, the Plan was terminated and all options authorized but not granted and all outstanding options were cancelled upon approval of the participants in the Plan.

Options granted had terms ranging from seven to ten years. Employees vested in options granted prior to 1993 at the rate of 50% after five years, 75% after six years and 100% after seven years. Employees vested in options granted after 1993 ratably over a three-to-five year period.

Effective July 25, 2000, Chattanooga adopted the Chattanooga Group, Inc. 2000 Stock Option Plan (the “2000 Plan”) which provides, among other things, for the granting of stock options and restricted common stock to certain employees. The total number of shares that may be issued as restricted shares or as shares subject to option under the 2000 Plan is not to exceed 300,000 shares of Chattanooga’s Class B nonvoting common stock.

Stock options granted under the plan are granted at the fair market value at the time of grant, vest immediately or ratably over a three or five year period, and expire 10 years from the grant date.

Chattanooga accounts for its stock-based compensation plan under APB No. 25, under which no compensation expense has been recognized as all employee stock options have been granted with an exercise price equal to or above the fair value of Chattanooga’s common stock on the date of grant. Chattanooga adopted SFAS No. 123 for disclosure purposes only. For SFAS No. 123, the fair value of each employee option grant has been estimated as of the date of grant using the Minimum Value option pricing model and the following weighted average assumptions: risk-free interest rate of 5.67%, and 5.34% for 2001 and 1999, respectively, expected life of 10 years, and dividend rate of 0%. Had compensation cost been determined in accordance with SFAS No. 123, utilizing the assumptions detailed above, Chattanooga’s pro forma net income (loss) would have been $3,663, $497 and $(570) for the years ended June 30, 2001, 2000 and 1999, respectively.

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2001, 2000 and 1999

(In Thousands, Except Per Share Data)

A summary of Chattanooga’s stock option activity during the years ended June 30, 2001, 2000 and 1999 is as follows:

	2001		2000		1999
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding at beginning of year	0	$0.00	66,500	$6.67	72,400	$6.58
Granted at fair value	240,000	2.50	0	0.00	0	0.00
Canceled or expired	(2,000)	2.50	(66,500)	6.67	(5,900)	5.64

Outstanding at end of year	238,000	$2.50	0	$0.00	66,500	$6.67

Exercisable at end of year	0		0		66,500	$6.67

Weighted average fair value of options granted		$1.06		$0.00		$0.00

9.    Employee Benefit Plan

Chattanooga maintains a 401(k) profit sharing plan (the “401(k) Plan”) covering substantially all employees upon completion of six months of service, as defined. The 401(k) Plan allows for employees to contribute a portion of their compensation subject to certain limitations. Chattanooga may make discretionary contributions to the 401(k) Plan. Total discretionary contributions during 2001, 2000 and 1999 were $191, $184 and $169, respectively.

10.    Derivative Financial Instruments

Interest rate swap agreements are used to manage well-defined interest rate risks. Under an interest rate swap agreement, Chattanooga has agreed with another party to exchange, at specified intervals, the difference between fixed rate and variable rate interest amounts calculated by reference to an agreed-upon notional amount. Under this agreement, Chattanooga receives interest payments at rates equal to USD Prime, and pays interest at the fixed rate shown below:

Notional Amount	Fixed Rate Component	Variable Rate Component	Effective Date	Expiration Date
$3,047	9.44%	6.97%	March 20, 2001	August 1, 2004

Chattanooga is exposed to credit loss in the event of non-performance by the counterparty to its interest rate swap agreement. Chattanooga anticipates, however, that the counterparty will be able to fully satisfy their obligations under the contract. Chattanooga does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit-standing of the counterparty.

The fair value of the interest rate swap agreement is defined as the amount Chattanooga would receive or pay to relinquish itself from further obligations under the agreements. At June 30, 2001, Chattanooga estimates the amount it would pay to terminate the agreement approximates $117, which has been recorded as a liability in the accompanying consolidated balance sheet as of June 30, 2001.

As of June 30, 2001, management believes Chattanooga has met the hedge effectiveness requirements of SFAS No. 133. Accordingly, the fair value of the interest rate swap and changes in fair value has been recorded

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2001, 2000 and 1999

(In Thousands, Except Per Share Data)

as a reduction of cumulative other comprehensive income (loss) in the consolidated balance sheet as of June 30, 2001.

11.    Leases

The following is a schedule of future annual minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 30, 2001:

2002	$157
2003	102
2004	52
2005	12
2006	3

Total rental expense under all leases for the years ended June 30, 2001, 2000 and 1999 was $184, $222 and $215, respectively.

12.    Manufacturing and Distribution Rights

Chattanooga has various exclusive manufacturing and distribution agreements, which include earned royalty and minimum royalty arrangements. Total royalty expense during 2001, 2000 and 1999 was $140, $148 and $116, respectively.

13.    Comprehensive Income

Comprehensive income (loss) consisted of the following components for the years ended June 30, 2001, 2000 and 1999, respectively:

	2001	2000	1999
Net income (loss)	$3,709	$504	$(556)
Currency translation adjustment	(3)	0	5
Change in fair value of interest rate swap	(117)	0	0

Total	$3,589	$504	$(551)

14.    Commitments and Contingencies

Chattanooga was a party to a Stock Purchase Agreement, pursuant to which a minority shareholder acquired from Chattanooga and other shareholders approximately 25% of the common stock of Chattanooga. The Stock Purchase Agreement provided the minority shareholder with a right to “put” the stock to Chattanooga at a price that was based upon the “fair market value” of Chattanooga as of September 12, 1996. The minority shareholder exercised its put option. However, Chattanooga and the minority shareholder were unable to reach an agreement on the fair market value of Chattanooga for the purpose of determining the purchase price of the shares subject to the put rights.

In accordance with the Stock Purchase Agreement, Chattanooga and the minority shareholder jointly retained the services of an arbitrator to determine the fair market value of Chattanooga. Chattanooga and the minority shareholder each submitted a valuation of Chattanooga as of September 12, 1996, and the arbitrator,

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2001, 2000 and 1999

(In Thousands, Except Per Share Data)

after making an independent determination of value, selected the valuation submitted by Chattanooga as the value closest to their determination. This value then became the value for determining the purchase price of the shares subject to the put rights. The minority shareholder failed to convey the shares to Chattanooga and Chattanooga instituted a lawsuit on May 16, 1997 to obtain a declaratory judgment requiring the minority shareholder to comply with the terms of the Stock Purchase Agreement and for breach of contract.

On July 2, 1997, the minority shareholder filed an answer and counterclaim against Chattanooga, Chattanooga’s principal shareholder, and a member of the Board of Directors, alleging causes of action by breach of contract, civil conspiracy and tortuous interference with contract. The minority shareholder requested declaratory judgment vacating the arbitration, and requested an award of damages in an amount not less than $15,000.

On February 1, 2001, Chattanooga reached a settlement which required a payment of $1,700 to the minority shareholder in return for the sale, assignment and transfer of 19,126 and 363,394 of Class A voting and Class B nonvoting shares, respectively. Chattanooga funded the settlement through borrowings under their revolving line of credit of $1,525, with the remaining $175 paid by Chattanooga’s insurer.

Chattanooga is currently under review by the United States Department of Commerce (“Department”) for Compliance with Export Administration Regulations of the Export Administration Act and Office of Foreign Asset Controls Regulations. In May 2001, the Department initiated inquiries and has concluded that certain limited violations occurred. Management asserts it was not aware of the violations when they occurred and has done everything in its power to avoid future violations.

Chattanooga is in the process of seeking a global administrative settlement of the matter. While the exact amount of the settlement is not known, management believes the settlement and related legal fees will be less than $300. This amount has been recognized as an operating expense in the current year and that amount, less legal fees paid, is included in other accrued liabilities in the consolidated balance sheet as of June 30, 2001. The total payout could ultimately be higher than Chattanooga’s estimate (see Note 15).

Chattanooga is party to certain other legal proceedings incidental to its business. The ultimate disposition of these matters is not presently determinable but will not, in the opinion of management, have a material adverse effect on the financial statements.

Purchase Commitments

The following is a schedule of long-term purchase commitments for production components that have remaining noncancelable purchase commitments in excess of one year as of June 30, 2001:

2002	$5,059
2003	1,195

15.    Subsequent Events

Subsequent to September 12, 2001, management increased the provision for the settlement and related legal fees for the investigation by the Department discussed in Note 14 to $600. This change in accounting estimate will be reflected as expense in subsequent financial statements.

CHATTANOOGA GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2001, 2000 and 1999

(In Thousands, Except Per Share Data)

On February 8, 2002, all of the issued and outstanding shares of Chattanooga were acquired by Encore Medical Corporation for a cash price of $31,500, which is subject to adjustment based on the change in net worth of Chattanooga between October 1, 2001 and February 8, 2002, and the repayment of certain Chattanooga debt approximating $5,000.

[INSIDE BACK COVER]

Heading at the top of the page reads: “CHATTANOOGA GROUP PRODUCTS.” Immediately beneath the heading are four pictures arranged in two rows in two pictures per row. In the top row, on the left hand side, is a picture of our Vectra electrotherapy and ultrasound system. In the top row, on the right side, is a picture of our Triton decompressive traction therapy table. In the bottom row, on the left side, is picture of a doctor and patient demonstrating our Fluido thermal therapy unit. In the bottom row, on the right side, is a picture of our OptiFlex continuous passive motion device. Beneath this row is a heading that reads: “SOFT GOOD PRODUCTS.” Beneath this heading are five pictures arranged in one row. The first picture from the left is a picture of a patient wearing our Chieftain Shoulder Immobilizer product. The second picture from the left is an image of abdominal section of a patient wearing our Personal Abdominal Binder. The third picture from the left is an image of patient’s leg wearing our Quick-Fit Knee Immobilizer. The fourth picture from the left is an image of a patient’s arm wearing our B.A.T.H. Wrist Support. The fifth picture from the left is an image of a patient’s ankle wearing our Kallassy Ankle Support. At the bottom center reads “ENCORE MEDICAL CORPORATION.” At the bottom right hand corner is our logo.

8,500,000 Shares

Common Stock

PROSPECTUS

SG Cowen

First Albany Corporation

                        , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

Set forth below is an estimate (except in the case of the registration fee) of the amount of fees and expenses to be incurred by the registrant in connection with the issuance and distribution of the offered securities, excluding underwriting discounts and commissions.

Securities and Exchange Commission registration fee	$2,918

NASD filing fee	$4,107

Nasdaq National Market listing fee	$22,500

Printing and engraving expenses	$100,000

Legal fees and expenses	$250,000

Accounting fees and expenses	$117,000

Blue Sky qualification fees and expenses	$2,500

Transfer Agent and Registrar fees and expenses	$1,000

Miscellaneous fees and expenses	$62,975

Total	$563,000

*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers

Delaware General Corporation Law

Section 145 of the Delaware General Corporation Law permits indemnification of, and advancement of expenses to, directors, officers, employees and agents of a corporation under certain conditions and subject to certain limitations, as set forth below. Such indemnification and advancement of expenses may be continued even if a person ceases to serve as a director, officer, employee or agent of the corporation and may inure to such person’s heirs, executors or administrators. Section numbers in Item 14 refer to the Delaware General Corporation Law.

Section 145(a) empowers a corporation to indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of a corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or any other enterprise if he is or was serving such enterprise at the request of the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, does not of itself create a presumption, under Section 145, that the person to be indemnified did not act in good faith, in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in the case of a criminal action, that he had reasonable cause to believe his conduct was unlawful.

Under Section 145(b), the indemnification a corporation may offer is extended to include indemnification for expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action by or in the right of a corporation, to procure a judgment in its favor, as long as the director, officer, employee or agent to be indemnified acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that such indemnification may not be extended to cover any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery, or such other court in which the action, suit or proceeding was brought, shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. In addition, Section 145(c) provides for mandatory indemnification by a corporation, including indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by a director or officer of the corporation, in the event that such person is successful on the merits or in defense of any action, suit or proceeding referred to in Sections 145(a) or (b), or in defense of any claim, issue or matter therein.

A corporation may indemnify a director, officer, employee or agent only as authorized in the specific instance and only upon a determination that indemnification is proper, given the facts and circumstances, because that person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Section 145(d) states that such a determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though the directors able to vote do not constitute a quorum; (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum; (3) in the absence of any directors able to vote or at the direction of such directors, by independent legal counsel in a written opinion; or (4) by the stockholders of the corporation.

Pursuant to Section 145(e), a corporation may indemnify an officer or director defending a civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding if it receives from such person or from another on behalf of such person, an undertaking to repay any amount paid in advance if that person is ultimately determined not to be entitled to indemnification. Expenses incurred by former directors and officers or other employees and agents may be so paid upon terms and conditions deemed appropriate by the corporation. Pursuant to Section 145(k), the Delaware Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Under Section 145(f), the indemnification and advancement of expenses provided by or granted pursuant to Section 145 is not to be deemed exclusive of the other rights persons seeking indemnification or advancement of expenses may have under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to actions taken in such person’s official capacity and as to actions taken in another capacity while holding such office.

Section 145(g) grants a corporation power to purchase and maintain insurance covering any person who is or was a director, officer, employee or agent of the corporation or who is or was serving in such capacity for another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation, which policy may insure any liability asserted against the insured in any such capacity, or arising out of his status, regardless of whether the corporation would otherwise have the power under Section 145 to indemnify him against such liability.

Section 145(h) states that the power to indemnify granted to any “corporation” extends to any constituent corporation absorbed in a consolidation or merger which, had its separate existence continued, would have been authorized to extend indemnification to its officers, directors, agents and employees. Pursuant to Section 145(i), employee benefit plans are covered as “other enterprises” and “serving at the request of the corporation” includes service as a director, officer, employee or agent of the corporation, which imposes duties on or involves services by, such person with respect to an employee benefit plan, its beneficiaries or participants.

The Delaware Court of Chancery is vested with exclusive jurisdiction to hear and determine actions for indemnification or advancement of expenses brought under Section 145 or under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Certificate of Incorporation and Bylaws

The registrant’s Certificate of Incorporation, as amended, provides, in Article Eighth, for indemnification to the fullest extent permitted by Delaware law, specifically providing for the advancement of expenses in accordance with Section 145(e). Moreover, the registrant’s Certificate of Incorporation provides that a director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director, except for liability for any breach of that director’s duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, violations of Section 174 of the Delaware General Corporation Law, which regulates directors’ liability for unlawful payments of dividends and unlawful stock purchases and redemptions, and liability for any actions from which the director derived an improper personal benefit.

The registrant’s Bylaws, as currently in effect, set forth the provisions of Section 145 and, thus, also provide for indemnification to the full extent of Delaware law.

Underwriting Agreement

The Underwriting Agreement provides for the indemnification of the registrant’s directors and officers in certain circumstances.

Insurance

The registrant currently maintains an insurance policy providing reimbursement of indemnification payments to directors and officers of the registrant and reimbursement of certain liabilities incurred by directors and officers of the registrant in their capacities as such, to the extent they are not indemnified by the registrant.

Item 15.    Recent Sales of Unregistered Securities

Set forth below in chronological order is information regarding our sales of unregistered securities since June 1, 2000. For each of the securities transactions discussed below, except where otherwise indicated:

•	No underwriter or placement agent was used in connection with the transaction, and no underwriting commissions were paid;

•	No means of general solicitation was used in offering the identified securities;

•	The securities in each transaction were sold to a limited group of accredited investors in private placement transactions, exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”); and

•	All purchasers of the identified securities were sophisticated investors who qualified as accredited investors within the meaning of Rule 501(a) of Regulation D under the Securities Act.

On August 18, 2000, the registrant sold 40,000 shares of its common stock to one of the registrant’s consulting surgeons. The consideration paid by the consulting surgeon for the shares of the registrant’s common stock included $400 in cash and services valued at $78,400 which the surgeon performed on behalf of the registrant.

In June 2001, the registrant sold approximately 1.2 million shares of its common stock, at a purchase price of $1.02 per share, to certain of its officers. As payment of the purchase price, each of the executive officers paid the registrant cash equal to the par value of the purchased shares ($0.001 per share) and issued the registrant a promissory note in an amount equal to the difference between the aggregate purchase price due from and the cash paid by such officer. The promissory notes bear interest at 8% per annum and are secured by the shares of the common stock purchased by the applicable officer. The shares of the common stock were purchased by the following officers of the registrant:

Name of Investor	Shares Purchased
Jack F. Cahill	100,000
Kenneth W. Davidson	550,000
August B. Faske	150,000
Jess Jackson	20,000
Greg Kaseeska	15,000
Dr. Craig L. Smith	100,000
J.D. Webb, Jr.	50,000
Kathy Wiederkehr	30,000
Harry L. Zimmerman	150,000

On June 12, 2001, the registrant issued 132,353 shares of its Series A Preferred Stock in connection with an offering at $102.00 per share. The aggregate purchase price paid for the shares was approximately $13.5 million. The 132,353 shares of the registrant’s Series A Preferred Stock were convertible into 13,235,300 shares of the registrant’s common stock. The 132,353 shares of the registrant’s Series A Preferred Stock were purchased by the following investors:

Name of Investor	Shares Purchased
Galen Partners III, L.P.	105,201
Galen Partners International III, L.P.	9,522
Galen Employees Fund III, L.P.	435
Ivy Orthopedic Partners, LLC	9,804
Kenneth W. Davidson	1,961
Dr. Richard O. Martin	200
Kanter Family Foundation	1,000
Chicago Investments, Inc.	1,500
Northlea Partners, Ltd.	980
Ernest Henley	500
Davis Henley	500
Leon and Anita Lapidus	750

On February 8, 2002, the registrant issued a warrant to purchase up to 2,198,614 shares of the registrant’s common stock to CapitalSource Holdings LLC, an entity related to CapitalSource Finance LLC, the entity that provided a significant portion of the financing related to the registrant’s acquisition of Chattanooga Group, Inc. The initial exercise price of the warrant is $0.01 per share of the registrant’s common stock, subject to adjustment as provided in the warrant. The warrant issued to CapitalSource Holdings LLC expires on February 8, 2009.

On February 8, 2002, in connection with the registrant’s acquisition of Chattanooga Group, Inc., the registrant granted options to purchase shares of the registrant’s common stock to Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. The options entitle the three Galen entities to purchase, collectively, up to that number of shares of the registrant’s common stock with a value equal to $6,000,000, based on an exercise price equal to the greater of (i) $3.50 per share or (ii) fifty percent of the trailing average closing price of the registrant’s common stock for the 10-day period immediately preceding the date of exercise.

On February 8, 2002, as consideration for work performed under an Advisory Services Agreement in connection with the registrant’s acquisition of Chattanooga Group, Inc., the registrant issued shares of the registrant’s common stock with a value equal to $200,000 at a price per share of $3.15 to Galen Advisors LLC.

On February 8, 2002, as consideration for one-half of the broker’s fee owned in connection with the registrant’s acquisition of Chattanooga Group, Inc., the registrant issued 84,720 shares of the registrant’s common stock with a value equal to $266,868 at a price per share of $3.15 to Cleary Oxford and Associates in the name of David Cleary.

Option Grants. We have granted stock options to our directors, officers, employees, consultants and advisors. The following table sets forth the number of shares subject to the options granted pursuant to either our 1997 Surgeon Advisory Panel Stock Option Plan, our 1997 Distributor Stock Option Plan, or our 2000 Non-Employee Directors Option Plan. and the range of exercise prices for these options.

	Number of Underlying Common Units	Range of Exercise Price
June 2, 2000 to June 1, 2001	75,000	$1.19
June 2, 2001 to June 1, 2002	313,000	$1.40-$4.88
June 2, 2002 to June 1, 2003	90,000	$2.63

None of these three plans are registered under the Securities Act. There was no exemption from registration under the Securities Act available for these option issuances. Until July, 2003, none of our option plans (except for our 1996 Incentive Stock Plan, which previously had been registered pursuant to a Form S-8) were registered under the Securities Act, however, on that date, we registered all of our stock option plans pursuant to a Form S-8 filed with the Securities and Exchange Commission. The option plans that we registered on that date were the plans named above, our 1992 Stock Option Plan, our 1993 Distributor Stock Option Plan, and our 1993 Surgeon Advisory Panel Stock Option Plan.

401(k) Plan.  Participants in our 401(k) plan may, among other investment options, elect to invest their contributions and our matching contributions in shares of our common stock. When plan participants elect to invest plan contributions in shares of our common stock, the plan trustee, Wells Fargo Bank Texas, N.A., purchases shares of our common stock on the open market and holds those shares beneficially for plan participants. Since June 2, 2000, plan participants have elected to invest plan contributions in a total of approximately 111,000 shares of our common stock having an approximate aggregate purchase price of $254,500.

Because participants may elect to invest plan contributions in shares of our common stock, our 401(k) plan is required to be registered under the Securities Act. There is no exemption from registration under the Securities Act available for our 401(k) plan. Until July 2, 2003, our 401(k) plan was not registered under the Securities Act, however, on that date, we registered our 401(k) plan pursuant to a Form S-8 filed with the Securities and Exchange Commission. We have agreed with the underwriters that following completion of this offering, we will offer to repurchase from current and former participants in our 401(k) plan any shares of our common stock which have been purchased during the applicable statute of limitation period at the price the current or former participant originally paid for the shares plus applicable interest from the date of the purchase of these shares to the date the shares are repurchased by us. If the current or former participant no longer holds shares of our common stock, we will pay the participant an amount equal to the amount originally paid by the current or former participant for the shares, plus applicable interest accruing from the date the shares were originally purchased, less the sales proceeds received for the shares.

Item 16.    Exhibits and Financial Statement Schedules

(a)	Exhibits:

Exhibit No.	Description

1.1	Form of Underwriting Agreement***

2.1	Agreement and Plan of Merger dated as of November 12, 1996, by and among Healthcare Acquisition Corp. (“HCAC”), Healthcare Acquisition, Inc. and Encore Orthopedics, Inc., as amended by an Amendment dated February 14, 1997(3)

Exhibit No.	Description

3.1	Certificate of Incorporation of HCAC(1)

3.2	Amendment to the Certificate of Incorporation of HCAC(3)

3.3	Bylaws of HCAC(1)

3.4	Certificate of Designations, Preferences and Limitations of Series A Preferred Stock of Encore Medical Corporation dated June 5, 2001(9)

3.5	Certificate of Amendment to the Certificate of Incorporation of Encore Medical Corporation(10)

3.6	Amendment to Certificate of Designations, Preferences and Limitations of Series A Preferred Stock of Encore Medical Corporation dated February 8, 2002(10)

4.1	Form of HCAC Common Stock Certificate(2)

4.2	Form of Encore Medical Corporation Common Stock Certificates(5)

4.3	Investors’ Rights Agreement between Encore and the Initiating Holders dated June 12, 2001(9)

4.4	Investors’ Rights Agreement between Encore and CapitalSource Holdings LLC dated February 8, 2002(8)

4.5	Amendment No. 1 to Investors’ Rights Agreement between Encore and the Initiating Holders dated February 8, 2002(8)

4.6	Warrant issued by Encore to CapitalSource Holdings LLC dated February 8, 2002(8)

5.1	Opinion of Winstead Sechrest & Minick P.C. as to the legality of the securities being registered**

10.1	Encore Medical Corporation 1996 Incentive Stock Plan(3)

10.2	Amended and Restated Series A Preferred Stock Purchase Agreement among Encore and the Purchasers named on Annex 1, dated May 3, 2001(6)

10.3	Employment Agreement between Encore Medical Corporation and Jack Cahill dated June 12, 2001(10)

10.4	Employment Agreement between Encore Medical Corporation and August Faske dated June 12, 2001(10)

10.5	Employment Agreement between Encore Medical Corporation and Kenneth W. Davidson dated June 12, 2001(10)

10.6	Employment Agreement between Encore Medical Corporation and Craig L. Smith dated June 12, 2001(10)

10.7	Employment Agreement between Encore Medical Corporation and Harry L. Zimmerman dated June 12, 2001(10)

10.8	Restricted Stock Agreement between Encore Medical Corporation and Jack Cahill dated June 12, 2001(10)

10.9	Restricted Stock Agreement between Encore Medical Corporation and August Faske dated June 12, 2001(10)

10.10	Restricted Stock Agreement between Encore Medical Corporation and Kenneth W. Davidson dated June 12, 2001(10)

10.11	Restricted Stock Agreement between Encore Medical Corporation and Craig L. Smith dated June 12, 2001(10)

10.12	Restricted Stock Agreement between Encore Medical Corporation and Harry L. Zimmerman dated June 12, 2001(10)

10.13	Restricted Stock Agreement between Encore Medical Corporation and Kathy Wiederkehr dated June 12, 2001(10)

10.14	Asset Purchase Agreement among Encore Medical Corporation, Tecnol, Inc., Kimberly-Clark Corporation, and Kimberly-Clark Worldwide, Inc.(7)

Exhibit No.	Description

10.15	Stock Purchase Agreement among Encore Medical Corporation and the Sellers of Chattanooga Group, Inc. dated November 23, 2001(8)

10.16	Credit Agreement among Encore Medical Corporation and its Subsidiaries, Bank of America, National Association as Agent and the Financial Institutions named therein as Lenders, dated February 8, 2002(8)

10.17	Revolving Loan Note and Term Notes A and B by Encore Medical Corporation and its subsidiaries dated February 8, 2002(8)

10.18	Note and Equity Purchase Agreement between Encore Medical Corporation and its subsidiaries and CapitalSource Finance LLC dated February 8, 2002(8)

10.19	Four Senior Subordinated Notes by Encore Medical Corporation and its subsidiaries dated February 8, 2002(8)

10.20	First Amendment and Waiver between Encore Medical Corporation and its Subsidiaries, Bank of America, National Association as Agent and the Financial Institutions named therein as Lenders, dated May 7, 2002(11)

10.21	Second Amendment between Encore Medical Corporation and its Subsidiaries, Bank of America, National Association as Agent and the Financial Institutions named therein as Lenders, dated May 30, 2002(11)

10.22	First Amendment to Note and Equity Purchase Agreement between Encore Medical Corporation and its subsidiaries and CapitalSource Finance LLC dated May 7, 2002(11)

10.23	Employment Agreement between Encore Medical Corporation and Paul Chapman dated February 8, 2002(11)

10.24	Employment Agreement between Encore Medical Corporation and Scott Klosterman dated June 2, 2003***

10.25	Second Amendment to Note and Equity Purchase Agreement between Encore Medical Corporation and CapitalSource Finance LLC dated March 12, 2003***

10.26	Fourth Amendment to Credit Agreement between Encore Medical Corporation and Bank of America dated March 12, 2003***

21	Schedule of Subsidiaries of Encore Medical Corporation(11)

23.1	Consent of KPMG LLP*

23.2	Consent of PricewaterhouseCoopers LLP*

23.3	Consent of Winstead Sechrest & Minick P.C. (included in Exhibit 5.1)**

24.1	Power of Attorney (included on signature page of this registration statement)***

*	Filed herewith
**	To be filed by amendment
***	Previously Filed
(1)	Filed as an exhibit to Amendment No. 1 to HCAC’s Registration Statement on Form S-1 (33-92854) filed with the SEC on July 14, 1995
(2)	Filed as an exhibit to Amendment No. 2 to HCAC’s Registration Statement on Form S-1 (33-92854) filed with the SEC on February 20, 1996
(3)	Filed as an exhibit to HCAC’s Registration Statement on Form S-4 (333-22053) filed with the SEC on February 19, 1997
(4)	Filed as an exhibit to Encore’s Form 8-K filed with the SEC on May 30, 1997
(5)	Filed as an exhibit to Encore’s Form 10-K filed with the SEC on March 30, 1998

(6)	Filed as an exhibit to Encore’s Form 8-K filed with the SEC on June 28, 2001
(7)	Filed as an exhibit to Encore’s Form 8-K filed with the SEC on July 17, 2001
(8)	Filed as an exhibit to Encore’s Form 8-K filed with the SEC on February 25, 2002
(9)	Filed as an exhibit to Encore’s Definitive 14A filed with the SEC on May 9, 2001
(10)	Filed as an exhibit to Encore’s Form 10-K filed with the SEC on March 29, 2002
(11)	Filed as an exhibit to Encore’s Form 10-K filed with the SEC on March 28, 2003

(b)	Financial Statement Schedules:

None

Item 17.    Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on July 15, 2003.

ENCORE MEDICAL CORPORATION
(registrant)

By:	/S/ KENNETH W. DAVIDSON
Kenneth W. Davidson
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ KENNETH W. DAVIDSON Kenneth W. Davidson	Chairman of the Board, Chief Executive Officer, Director	July 15, 2003

* Paul D. Chapman	President and Chief Operating Officer	July 15, 2003

/S/ AUGUST B. FASKE August B. Faske	Executive Vice President—Chief Financial Officer (Principal Accounting and Financial Officer)	July 15, 2003

* John H. Abeles	Director	July 15, 2003

* Alastair J. T. Clemow	Director	July 15, 2003

* Jay M. Haft	Director	July 15, 2003

* Joel S. Kanter	Director	July 15, 2003

* Richard O. Martin	Director	July 15, 2003

* Zubeen Shroff	Director	July 15, 2003

* Bruce F. Wesson	Director	July 15, 2003

*By:	/S/ HARRY L. ZIMMERMAN
Harry L. Zimmerman Attorney-in-Fact